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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME New World Development Co Ltd

*CURRENT ADDRESS 30/F, New World Tower
18 Queen's Road Central
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

FILE NO. 82- 2971 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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New World | New Life

New World Development Company Limited

Annual Report 2003

Contents

Corporate Profile

Listed in Hong Kong since 1972, New World Development is a leading conglomerate. The Group's four core businesses include property, service, infrastructure and telecommunications.




新巴

Service

Our property development portfolio is focused on residential usage in Hong Kong. This is complemented by a sizeable investment property portfolio comprising shopping malls, offices, hotels and service apartments. Our Mainland China property arm — New World China Land — is one of Mainland China's leading property developers.

Our service businesses cover a wide range of activities, including facilities; contracting; transport; financial and environmental services.


cture


新世界電訊

Our infrastructure businesses in Hong Kong, Macau and Mainland China include roads and bridges; energy; water treatment and waste management; container handling and logistics and warehousing.

In telecommunications, New World Telecommunications provides the full spectrum of fixed-line, broadband, data and IDD services, while New World Mobility offers innovative and customer-oriented mobile and multimedia services.

1970

New World Development Company Limited ("NWD") was established to venture into property development. Dr. Ho Sing Hang was elected Chairman of the Company, while Dr. Cheng Yu Tung was appointed Director and General Manager. Chow Tai Fook Enterprises Limited was the Company's largest shareholder.

1972

NWD (stock code: 017) was listed on the Hong Kong Stock Exchange ("HKSE") in October, raising over HK$193 million.


NEW WORLD DEVELOPMENT COMPANY LIMITED

1973



NWD commenced the construction of a commercial project (today's New World Centre), on the Holt's Wharf site.

NWD acquired a controlling 52% interest in Hip Hing Construction Company Limited.

1976

Through the acquisition of privately held Timely Enterprises Corporation Limited, the holding company of American International Tower at 18 Queen's Road Central, NWD set up its head office there since then.

1978

Phase One of the New World Centre was completed while the New World Renaissance Hotel began operations inside the New World Centre.

1980

The American International Tower was renamed as New World Tower.

Phase Two of the New World Centre was completed.

NWD participated in two consortiums – one to develop the Shun Tak Centre complex and another to develop and manage the first Sino-foreign joint venture hotel – China Hotel, Guangzhou – in Mainland China.



1982

Dr. Ho Sin Hang retired from his position as Chairman of NWD, with Dr. Cheng Yu Tung appointed as his successor.

1984

NWD signed an agreement with the Hong Kong Trade Development Council to develop and manage the Hong Kong Convention & Exhibition Centre ("HKCEC") at the Wanchai waterfront.



1985



NWD acquired 49% interest in ATL Logistics Centre Hong Kong Limited, a joint venture with CSX World Terminals Hong Kong Limited.

1986

Her Majesty Queen Elizabeth II officiated the foundation stone laying ceremony of the HKCEC on 21 October.

1988



HKCEC was completed.

NWD acquired a 24% interest in Tate's Cairn Tunnel.

1989

Dr. Cheng Kar Shun, Henry was appointed Managing Director of NWD.

Renaissance Harbour View Hotel and Grand Hyatt Hong Kong were opened in July and September respectively.



1990

New World Paging Limited was established and obtained a paging licence and pioneered Hong Kong's first secretarial paging service.

1995

New World Telephone Limited ("New World Telephone") was awarded a licence to operate Fixed Telecommunications Network Services ("FTNS") in Hong Kong.

Three hotels were opened in Manila, Shenyang and Ho Chi Minh City under the brand name of New World.

An American Depository Receipt Programme was established, enabling NWD's shares to be traded in the New York Stock Exchange's "Over The Counter" market.

New World Department Stores (Holdings) Limited ("NWDS") opened its first store in Wuhan.

New World Infrastructure Limited ("NWI") (stock code: 301) was formed to consolidate all of NWD's infrastructure projects in Hong Kong and Mainland China. NWI was listed on HKSE in October.





New World Telephone was awarded a Personal Communications Service ("PCS") licence in Hong Kong.

The newly completed HKCEC extension was in the international spotlight as the venue for Hong Kong's handover ceremonies marking the return to Chinese sovereignty.

New World Services Limited ("NWS") was established to consolidate all the services-related businesses within the Group.





New World Telephone's PCS service was rebranded as New World Mobility, signifying the company's commitment to a new era of 'interactive' mobile communications services.

HKCEC was selected as "one of the world's ten best international convention and exhibition centres" in the Global Achievement Awards 1998 and the "Best Convention / Exhibition Centre" as part of the 1998 M&C Gold Service Awards.

New World First Bus Services Limited ("NWFB") was awarded a 5-year franchise to operate bus routes and began operations from September.

New World China Land Limited ("NWCL") (stock code: 917) was formed to consolidate all of NWD's property projects in Mainland China, and was listed on HKSE in July.

The Group acquired a 19.9% stake in Kwoon Chung Bus Holdings Limited.



2000

The Group formed a strategic alliance with Liberty Mutual Group of the United States, the Asian Development Bank and other investors to set up New World Liberty China Ventures Limited, raising initial capital of US$150 million mainly for private equity investments in small and medium-size enterprises in Mainland China.

NWS extended its businesses to ferry service serving outlying islands and inner harbour routes and also provided ferry service between Hong Kong and Macau.

2001



NWS acquired the entire issued share capital of Ngo Kee Construction Company Limited.

NWD's 2000 Annual Report won the Grand Award of the International ARC Awards.

The Group and AIG Credit Card jointly launched the nuWorld Credit Card.

The World Centre received recognition under the Beijing City New Top 10 Architectural Awards in the 1990's.

2002


新創建

NWD reorganised certain major subsidiaries of the Group with the aim of achieving a more streamlined organisational structure for its businesses.

Pacific Ports Company Limited ("PPC") would acquire the traditional infrastructure assets from NWI and acquire NWS from NWD.

New World Telephone was renamed as New World Telecommunications Limited to mark its transformation as a regional telecommunications provider.

HKCEC was named "Best Overseas Centre, Meetings Category' for the ninth consecutive years by the UK-based "Meetings and Incentive Travel Magazine".

2003


「星光大道」簽約儀式
"Avenue of Stars" Signing Ceremony

After the completion of the reorganisation, PPC was renamed as NWS Holdings Limited ("NWSH") and a brand new logo was created to represent a new era for the company.

NWI obtained approval from the Radio, Film and Television Bureau of Fujian Province to launch its digital service platform on a massive scale.

The Group solely financed HK$40 million for the design and construction of the project "Avenue of Stars" and was awarded a management and maintenance contract for the Avenue for a period of 20 years.

The bus franchise granted to NWFB was extended to 2013.



The Group and UNICEF jointly launched a 2-year partnership "Create a New World for Children" Corporate Alliance Campaign.

NWDS launched a series of promotional programs to celebrate its 10th anniversary. A co-brand credit card "MuDan Card" was launched with the Industrial and Commercial Bank of China.

- **New World Development Company Limited (Stock code: 017)**
  - **Property**
    - Hong Kong Property
    - Mainland China Property (New World China Land Limited) (Stock code: 917) 70%
    - Hotels (Hong Kong, Mainland China and Southeast Asia)
  - **Service & Infrastructure**
    - NWS Holdings Limited (Stock Code: 659) 54% NWSH
      - Service Management (Facilities, Contracting, Transport, Financial and Environmental)
      - Infrastructure Management (Roads and Bridges, Energy, Water Treatment and Waste Management)
      - Ports Management (Container Handling and Logistics and Warehousing)
  - **Telecommunications**
    - New World Mobility 100% New World Mobility
    - New World Telecommunications Limited 100% NWT
  - **Strategic Businesses**
    - New World Department Stores (Holdings) Limited 100%
    - New World Infrastructure Limited (Stock code: 301) 54%
    - New World China Enterprises Projects Limited 100%

	FY2003 HK$m	FY2002 (As restated) HK$m
Turnover	**21,056.3**	22,874.6
(Loss)/profit before taxation	**(5,190.9)**	2,265.1
Share of results of		
Associated companies	**93.7**	250.5
Jointly controlled entities	**212.7**	314.6
(Loss)/profit attributable to shareholders	**(4,811.5)**	1,275.4
Net cash from operating activities	**459.7**	1,710.4
Total assets	**115,650.5**	126,786.5



To Our Shareholders,

With an export-driven economy, Hong Kong is unavoidably affected by any hiccup in the outside world. In the past few years, Asian financial crisis, Tech Bubble, 911 incident, all had a material impact on Hong Kong. However, there has been nothing comparable to the SARS outbreak earlier this year to have such an extensive and in-depth impact to all walks of life in Hong Kong. Luckily, it was all gone under the summer sunlight.

Economic cycle is just like riding on a Ferris wheel. Hong Kong has gone through many ups and downs in the past. Unavoidably, one needs to go through the lowest point before reaching the peak again. The disappearance of SARS seems to mark a milestone for the end of bads for Hong Kong. With the recent turnaround of the market sentiment, it is very likely that the Hong Kong has reached the end of the tunnel and the bright sunshine is not far from us.

Reviewing the history of the Group, the management always bears in mind to "lend a hand" to Hong Kong and Mainland China while we are working hard for shareholders' benefits.

As we had built the Hong Kong Convention & Exhibition Centre during the economic downturn of the 1980s in a bid to boost trade development, today is also a critical moment for us to do something for the Hong Kong pillar industry, tourism. In May 2003, the Group has agreed to finance the design and construction of the "Avenue of Stars" project with a total cost of HK$40 million, and volunteered to manage and maintain the Avenue for 20 years. We are confident that the project will become another landmark that proves popular with visitors worldwide and will make a worthy contribution to the tourism industry.

As one of the leading conglomerates based in Hong Kong and Mainland China, with businesses affecting people's daily lives, the Group launched the "Create a New World for Children" Corporate Alliance Campaign with UNICEF in August 2003 to help and ease the plight of the underprivileged in our society. We both share the same commitment in creating a better environment for disadvantaged children and improving their education opportunities. This strategic alliance is a two-year partnership between the two organisations which aims to promote the survival, protection and development of the underprivileged children in Mainland China. "Girls' Education" is the main theme highlighted in the first-year campaign.

Dr. Cheng Yu Tung
Chairman
Hong Kong, 16 October 2003



To Our Shareholders,

FY2003 was a difficult year for the Group. We faced the unforeseeable outbreak of SARS in March 2003 which had a dramatic effect on all levels of city life. The impact of SARS on the Group was material. The occupancy of our hotels reached a historical low while the number of passengers for both New World First Bus and New World First Ferry (Macau) fell sharply. The value of our properties dropped and our property sales and rental operations also suffered from this incident.

The SARS incident taught us a very important lesson: "Everyone needs to be prepared for the unexpected."

The world is evolving in a rapid pace. No one knows when will be the next SARS outbreak or another Asian financial crisis. Therefore, everybody needs to stay alert, plan ahead and be prepared to weather any sudden turmoil.

Successful Group Reorganisation

On 29 January 2003, we successfully completed the reorganisation of NWS Holdings Limited ("NWSH") (formerly known as Pacific Ports Company Limited), New World Services Limited and New World Infrastructure Limited ("NWI"). The reorganisation unlocked hidden potential of each of the three companies and it created greater business focus, streamlined organisation structure and provided a better alignment of assets, cash flow and liabilities for the Group. The newly "created" NWSH will hold the Group's service, infrastructure and ports businesses and be the vehicle for future investments in these sectors. NWI will adopt a fresh business concentrating on the TMT sectors in Mainland China.

Review of Results

For the year under review, the Group had a loss attributable to shareholders amounted to HK$4,811.5 million. The disappointing results were mainly caused by the declining property market, SARS outbreak in the second quarter of 2003 and the prevailing weak economic environment in Hong Kong. The consequence of the above has increased the provisions against our property projects and other investments and caused the decline in operating results. Loss on property sales and provisions for impairment against the Group's property development and hotel projects amounted to Hk$4,215.0 million. The loss from TMT investments amounted to HK$1,125.0 million was the result of development and marketing expenses and provisions.

Prospects

The Group's operations are primarily located in Hong Kong and Mainland China and its performance is highly correlated with the macro environment of these two regions. Given our extensive investments in Hong Kong and Mainland China, we are now in a position to capitalise on opportunities created by a strong recovery of the Hong Kong economy and the continued growth of the Mainland China economy.

The Hong Kong property market is poised to rebound following the announcement concerning the coordination of land supply from the KCRC and MTRC, freezing of public land auction and the extension of construction period on 15 October 2003 by the Hong Kong Government which further improved market sentiment and stabilised property prices. The Group will benefit from these as we have a number of property sales projects to be launched in the next two years.

Following the recent relaxation in travel restrictions from Mainland China to Hong Kong , we expect visitor numbers to increase substantially. These visitors will bring in fresh cash which Hong Kong needs to revitalise the weak economy and poor market sentiment. With our Group's diversified businesses like hotel, retail, transportation and telecommunications, we are well positioned to capture these business opportunities. We also anticipate an increased competitive advantage for the Group's property, construction, telecommunications, transportation, convention and conference investments following the announcement of Closer Economic Partnership Arrangement ("CEPA").

Another growth area is New World Centre. Following the completion of the shopping arcade renovation last year, the KCR East Rail construction this year, the relocation of the bus terminus from Star Ferry Pier to Tsim Sha Tsui East and the completion of the "Avenue of Star" project next year, New World Centre will transform into a centre in the prime location in Tsim Sha Tsui for both tourists and local population. In order to capitalise on the anticipated growth of tourism industry in Hong Kong, the Group will build a five-star, 60-storey hotel next to the New World Centre in FY2004. The total gross floor area of the hotel is estimated to be about one million square feet.

We also expect our telecommunications businesses to increase their contribution to the Group going forward. Both New World Mobility and New World Telecommunications are launching new and innovative products/services and are significantly increasing their subscriber bases.

With New World China Land well penetrated into major cities of Mainland China, we see an exciting growth potential for the Group as the continuing development of Mainland China cities provides massive business opportunities which the Group will capture and capitalise on. In 2003, the economy of Mainland China continued to grow at an enviable pace when compared to other parts of the world. Its GDP grew by 8.2% in the first half of 2003 despite the outbreak of SARS. We expect the trend of economic growth to continue in the coming year.

Dr. Cheng Kar Shun, Henry
Managing Director
Hong Kong, 16 October 2003

Property



New World Centre

Projects	Location	Total Saleable Area (sq. ft.)	No. of Units	Group's Interest
Sky Tower	Kowloon City	1,500,368	2,208	20.0%
Parc Palais	Homantin	900,000	700	30.0%
2 Park Road	Mid-Levels	150,280	148	100.0%
11 Bonham Road	Mid-Levels	123,244	128	70.0%
Kennedy Town Redevelopment	Western District	676,687	1,174	100.0%
Tseung Kwan O Area 55b	Tseung Kwan O	914,079	1,472	45.0%
Total		**4,264,658**	**5,830**	

Hong Kong Property Development

In FY2003, the Hong Kong economy and the property market remained weak. In July 2003, after the Hong Kong Government announced a series of economic boosting measures and a full support from the Central Government, both the economy and the property market started to pick-up.

During the period under review, the Group's attributable share of property sales revenues amounted to over HK$1,840 million. This sum represented proceeds from sales of residential projects including Monte Carlton, Sereno Verde, La Pradera, Tung Chung Crescent, Seaview Crescent, Sky Tower, Bijou Apartments, Queen's Terrace and 11 MacDonnell Road.

In FY2004, the Group is expected to have 6 development projects with 5,830 units available for sale of which the Group's interest in these projects ranges from 20% to 100%. In terms of gross floor area ("GFA"), over 78% of the projects are located in the urban area.

The Group's landbank now has 22 property development projects with a total attributable GFA of 6.3 million sq. ft. under development and 35 agricultural land conversion projects.

At present, the Group's agricultural land bank amounts to 22.5 million sq. ft. (19.8 million sq. ft. on attributable basis) of which 10.6 million sq. ft. agricultural land is under the land use conversion process.

Development Landbank	Attributable GFA (sq.ft.)	No. of projects
Urban projects	3,447,261	15
New Territories projects	2,860,251	7
Sub-total	**6,307,512**	**22**
Agricultural land	19,853,100	35
Total	**26,160,612**	**57**



Telford Plaza is a joint venture project with MTRC in our rental portfolio.

Hong Kong Property Investment

Rental revenue for the Group's investment properties in Hong Kong amounted to HK$853 million, a 12% decrease from the same period last year. Overall, during the period under review, the Hong Kong property investment portfolio was still adversely affected by the prevailing deflationary economic environment, weak consumer spending and over supply of office space in Central.

Currently, visitor traffic to New World Centre continues to be hampered by the ongoing construction of the KCR East Rail Tsim Sha Tsui Station and the associated road works nearby. Continuous promotional activities have been held to attract the public. However, it is expected that visitor traffic will only be restored back to normal in the second half of 2004 when all the excavation and construction work has been completed.

In FY2002, we renovated and renamed the Palace Mall to "The Amazon". The opening of Teddy Bear Kingdom, a teddy bear theme park, in August 2002 has improved the visitor traffic to The Amazon. Now, we will concentrate to secure tenants specialising in children's wear, apparel, toys and gift so as to make The Amazon a family attraction in Tsim Sha Tsui.

To promote Hong Kong tourism, the Government has a series of plans to redevelop the Tsim Sha Tsui waterfront into an international arts and cultural attraction. Under the current plan, New World Centre will become the focal point of Tsim Sha Tsui with easy access by KCR, MTR and other public transport.

In May 2003, the Group announced a HK$40 million contribution towards the design and construction of the "Avenue of Stars" project at New World Centre and assumed the responsibility for the site's management and maintenance work for the next 20 years. The "Avenue of Stars", similar to the "Walk of Fame" in Hollywood, Los Angeles, is designed to honor people who have made a significant contribution in Hong Kong's film industry. The construction commenced in June 2003 and the first phase of the project is expected to be completed in the second quarter of 2004. The completion of the "Avenue of Stars" will enhance the status of New World Centre as the "heart" of Tsim Sha Tsui.

Shopping Malls

The Group has interest in major shopping malls including Discovery Park Shopping Mall, Telford Plaza, Grand Hyatt Shops and Pearl City. All attained 90–100% occupancy. As at June 2003, the New World Centre achieved 87% occupancy while The Amazon was over 80% leased.

Offices

During the period under review, despite the ample supply of office space in Central and neighbouring areas, New World Tower & Extension, AIA Tower of the New World Centre and Manning House achieved almost 90% occupancy while Methodist House was almost 80% leased. Though the occupancy can be maintained, there is downward pressure on the rental side.

Hotels and Restaurants

The Group disposed the Regent Hotel and Wuhan New World Courtyard Hotel in FY2002, and currently has a total of 14 hotels in Hong Kong, Mainland China and Southeast Asia. During the period under review but before the outbreak of SARS in March 2003, the operating performance of our hotel portfolio has shown improvement. In particular, the Group's three hotels in Hong Kong achieved higher occupancy and higher average room rates due to an increased number of business travellers attending international conferences such as ITU – Telecom Asia 2002 in Hong Kong and an increase in tourists from Mainland China. Unfortunately, the general improvement trend has been hampered by the outbreak of SARS during the second quarter in 2003.

China Property

New World China Land Limited ("NWCL") is the Group's 70%-owned Mainland China property arm. NWCL's property portfolio currently has 37 major development property projects with a total GFA of 16 million sq. m. across 18 cities.

For the year under review, NWCL has completed 14 property development projects in 10 cities with a total GFA of 717,582 million sq. m.. For property investment projects, three projects were completed in FY2003 with a total GFA of 116,428 sq. m..

In FY2004, NWCL will complete 13 projects in 9 cities with a total GFA of 1,109,595 sq. m.. Completion of NWCL's projects in the Pearl River Delta is expected to reach a peak in coming years. These projects are just on time to meet the increasing demand from the fast-growing Pearl River Delta Region. Two investment projects located in Nanjing and Shanghai, with a total GFA of 218,141 sq. m., are scheduled to complete in FY2004. After the completion, it will enhance the Group's rental income.

The property market in Mainland China is still operated under a challenging and competitive environment. This stringent market condition has a potential negative impact on the profit margin of NWCL's project to be completed.

Service




NWFB

NWFB serves the Hong Kong, Kowloon and New Territories mass transit network with 100 routes and 769 buses.

On 29 January 2003, we successfully completed the reorganisation of NWS Holdings Limited ("NWSH") (formerly known as Pacific Ports Company Limited), New World Services Limited and New World Infrastructure Limited ("NWI"). The reorganisation unlocked hidden potential of each of the three companies and it created greater business focus, streamlined organisation structure and provided a better alignment of assets, cashflow and liabilities for the Group. The newly "created" NWSH will hold the Group's service, infrastructure and ports businesses and be the vehicle for future investments in these sectors.

The Group's Service operations were presented with a great challenge this financial year. The profit declined when compared to the previous year due to a number of factors.

Each division faced its own set of challenges over the year. The Facilities Division was hit by a downturn in Hong Kong economic activities and the cancellation and postponement of exhibitions caused by SARS. The Contracting Division faced a decline in construction activity as a result of the poor economic climate and a slump in the property market. The Transport Division witnessed a profit decline due to a reduction in local travel related to SARS and competition from other modes of transportation. The Financial and Environmental Divisions maintained their contribution levels; however these businesses represented only a small part of the operations.

SARS Impact

The unforeseeable outbreak of SARS in March 2003 had a dramatic impact on all levels of city life. The SARS's grip on Hong Kong slackened in late June 2003. It was not until July 2003 before social activities regained momentum and the promotion efforts of the Hong Kong Government had an effect.

The financial impact of SARS on the profitability of the Group's Service operations was material. Nonetheless, nine strong months of operation prior to SARS dampened the negative effect. While it is hard to quantify the extent of the SARS related loss, the profit drop was about HK$150 million.

Facilities Division

Hong Kong Convention & Exhibition Centre ("HKCEC") attained a satisfactory result despite the fact that many planned exhibitions, events, functions and banquets were either postponed or cancelled due to SARS, and food and beverage revenue was cutback as customers refrained from dining out. Some 168 planned exhibitions, events, corporate functions and banquets were cancelled while 89 were rescheduled to beyond June 2003. Budgeted revenue from these businesses was either


HKCEC is one of the world's most impressive, efficient and functional meeting and exhibition venues.

drained or deferred. Due to tough and decisive cost saving measures and business recovery actions taken by HKCEC, the performance was not as adversely affected as forecasted.

Most of the other facility management and customer related service companies, such as property management, security and guarding and cleaning service companies delivered solid results. Only the laundry service was severely impacted by SARS. Urban Property Management Group ("UPML") and Wai Hong Cleaning Group out-performed their forecasted budgets and yielded exceptional results. UPML's strong management team maintained its profile as an award-winning subsidiary. This year, UPML won the respected HKMA Quality Award as an Overall Winner as well as being one of the ten named Best Employers in Hong Kong by Hewitt Associates.

Contracting Division

The contribution from the Contracting Division was under pressure due to an economic downturn that decreased development activity in the public and private property market.

Though infrastructure development in Hong Kong continued, the pace was not enough to counter the low level of tenders, a decrease in capital expenditures and a drawback on public expenditures. This had a particularly strong impact on the housing sector, where contracting opportunities were reduced. Hong Kong contracting suffered a 28% drop in 2002 compared to the 1997 peak. In terms of building construction, a 37% decrease in activities was noted in FY2003 compared to 1997.

Total contracts on hand at the end of the financial year reached HK$25 billion, with about 32% secured from government, semi-government or institutional clients, 46% from private clients and the remaining 22% from the Group's companies. Geographically, 14% of these contracts were sourced from Mainland China while 86% were secured in Hong Kong. The value to be completed in FY2004 is HK$13.6 billion.

Transport Division

The Transport Division posted a decreased contribution for FY2003, mainly attributable to business setbacks during SARS.

New World First Bus Services Limited ("NWFB") serves the Hong Kong, Kowloon and New Territories mass transit network with 100 routes and 769 buses. NWFB contributed to the Transport Division's profitability, though business was affected by commencement of the MTR Tseung Kwan O Line ("TKO Line"). Customer flows dropped dramatically along the bus routes adjacent to TKO Line since September 2002, despite efforts to reorganise the bus network in a competitive manner.

New World First Ferry Services Limited ("NWFF") and New World First Ferry Services (Macau) Limited ("NWFF(M)") provide a fleet of 33 vessels to serve 11 routes, including the much-travelled Hong Kong–Macau destination.

SARS took its toll on operations from mid-March 2003 and erased a substantial contribution from NWFB and NWFF(M). Average daily customer flows for both NWFB and NWFF(M) dropped by some 20% and 58% respectively, compared to the period prior to the SARS outbreak.

Financial and Environmental Divisions

The Financial Division overcame market volatility to produce a constant result. New World Insurance Management Limited registered encouraging performance while the newly acquired corporate secretarial service group Tricor Holdings Limited made a solid contribution.

The Environmental Division delivered a stable performance. Hong Kong Island Landscape Company Limited ("HKIL"), a gardening and landscaping contracting service company that supplies and maintains plants for corporate and retail clients, performed well. Though the scale of operations is relatively small, HKIL provided a steady contribution and expanded its business through aggressive marketing.



新渡輪
FIRST FERRY

NWFF & NWFF(M) operate 11 routes serving outlying Islands and the inner harbour routes and also provide ferry service between Hong Kong and Macau.

nfrastructure




CSX World Terminals operates Berth 3, one of the world's most productive terminals, at Kwai Chung Container Port, Hong Kong.

This financial year, while surmounting problems, the Infrastructure operations showed resilience and attained solid performance from all divisions. The Roads and Bridges Division experienced travel restrictions due to SARS and the suspension of tolls for three bridges. The Energy Division maintained performance on balancing a government tariff cut with higher energy generation levels. Water Treatment and Waste Management expanded its portfolio with the RMB360 million purchase of a water plant in Chongqing and an RMB125 million acquisition of a water plant in Qingdao. The Container Handling and Logistics and Warehousing Division maintained growth by the contribution from the operations in both Hong Kong and Mainland China.

Roads and Bridges Division

Though the performance of the Roads and Bridges Division was affected by SARS in second half of FY2003, the overall result was outstanding due to the prominent traffic growth in expressway projects and one-time windfall gain.

The average daily traffic flow of Guangzhou City Northern Ring Road ("GNRR") dropped slightly by 3% to 117,217 vehicles per day. GNRR results were affected by a reduction in interest income due to gradual repayment of the Group's investment. The reduction was balanced by a withholding tax refund of some HK$8.4 million in December 2002 and a decrease in operating expenses, which led to an increase in overall contribution.

The contribution from Bridges Division was insignificant in FY2003. This was primarily due to the cessation of the toll collection right at Yangtze River Bridge No. 2 as of 1 October 2002. The negotiation with the Wuhan City Government for compensation for the cessation in toll collection is in progress.

Energy Division

Despite tariff reductions of 24% and 21% at Zhujiang Power Station Phase I and II respectively, which was made retroactive to July 2002, a rise in the attributable profit of Phase I since January 2002 and a rise in sales volume at Phase II offset most of the impact of tariff reductions. The Energy Division also benefited from the gain on the disposal of an effective interest of 1.35% in Companhia de Electricidade de Macau — CEM, S.A. ("Macau Power") to China Power International Holding Limited in May 2003.


GUANGZHOU ZHUJIANG
POWER PLANT

Zhujiang Power Station has the largest power generation capacity in our Energy Division.

The Energy Division is currently improving efficiency to counter tariff reductions. The Division is likely to be stable in the coming year as tariff reductions are offset by growth in demand. To capture the growth opportunity, new capacity of 135MW was added to the Macau Power, which inaugurated Coloane B Power Station, a facility equipped with environmental-friendly power generation technologies.

Water Treatment and Waste Management Division

In FY2003, a share of a specific provision of HK$15 million was made for under-performing projects, and a fall in profit contribution from Shenyang Public Utility Holdings Company Limited, which disposed all water plants after its restructuring. New projects in Qingdao and Chongqing came on stream to mitigate the downward effect. The projects commenced operation in August 2002 and November 2002 respectively.

The Macao Water Supply Company Limited remained the top profit contributor in the Division. Water sales increased by more than 2%, compared to FY2002. During the year, this Division explored new opportunities in the waste management sector. The Division invested in a Sino-foreign equity joint venture to provide waste treatment and related services to industries in the Shanghai Chemical Industrial Park and certain areas of Pudong in Shanghai.

Container Handling and Logistics and Warehousing Division

This financial year, the Container Handling and Logistics and Warehousing Division maintained its growth trend despite the economic downturn in Hong Kong and the SARS impact. The robust state of the container handling business in both Hong Kong and Mainland China was the key contributor to expansion. Hong Kong port operations held stable during the year and a rise in container handling activities was registered in the ports of Xiamen and Tianjin. Finally, the Division's ability to invest in, manage or operate ports businesses, either handling all areas or focusing on a single area, presents a significant strategic advantage.



ATL Logistics Centre is the world's first and largest intelligent multi-storey drive-in cargo logistics centre.

Hong Kong is a key profit contributor and Mainland China projects have steadily improved contributions. The Division's strategy is to follow through on a business model that entails expansion in Hong Kong with the completion of Container Terminal No. 9 and builds on existing operations in Xiamen and Tianjin. In the future, the Division will shift more attention to Mainland China by investing in profit generating projects.

elecommunications



新世界電訊
新世界傳動網



NWM — the subscriber base exceeded 1.1 million

New World Mobility

As at 30 June 2003, the subscriber base of New World Mobility ("NWM") had grown to 990,000 from 720,000 at June 2002, representing a 37.5% increase. By the end of September, the number of subscribers has already exceeded 1.1 million.

With the growing subscriber base, NWM's market share increased to 16% while the net ARPU was around HK$210. During the year, NWM improved profitability by using stringent control over operational expenses, and achieving substantial growth in prepaid customers to over one-third of the total subscriber base. The launch of various data applications, such as 'Twins Mobile' and 'Star Mobile' made significant contribution to the upsurge of NWM's revenue and prepaid customer subscriber numbers.

During the fiscal year, NWM continued to bring innovative services to its customers. The successful marketing campaigns generated a high level of market attention and reinforced the brand positioning as an innovative service provider. The enthusiastic market response to the services not only boosted NWM's non-voice revenue, but also proved the success of NWM's strategy in providing tailored services for different market segments.

To name a few, NWM had launched the first video-streaming services in town — 'HomeCare Mobile Viewing Service' and 'TrafficWatcher' to provide mobile phone users with live broadcast of real-time video via General Packet Radio Service ("GPRS") network. NWM also tapped into the youth market by introducing various mobile entertainment services, ranging from 'Sight'n Sound MMS', 'Mobile GameZone', 'WarZone', and 'Twins Mobile' to 'Star Mobile'.

In order to enlarge the network capacity for its expanding subscriber base, NWM had invested over HK$140 million in upgrading its network. A new switch center equipped with state-of-the-art equipment was commissioned in Kwai Chung in February 2003.

NWM has a coherent strategy to embrace future developments in mobile communications and will continue to leverage its partners' expertise to bring pioneering mobile services to the market via advanced mobile technology. NWM will also continue to exercise stringent cost control while exploring new sources of revenue.


JAPAN
KOREA
CHINA

NWT is a significant player in the wholesale international voice market.

New World Telecommunications

New World Telecommunications Limited ("NWT") continues its effort to strategically evolve itself into a regional telecom network service provider offering a spectrum of telecom services to customers throughout Greater China, Asia Pacific and beyond. NWT has secured facilities-based telecom licenses and established Point of Presence ("POP") network facilities in the United States, Taiwan and the United Kingdom. New branch offices in Mainland China (Beijing, Shanghai, Guangzhou and Shenzhen), Taiwan and the United States (Los Angeles and New York) are now operational.

On fixed-line services, NWT has acquired over 162,500 lines as at June 2003, representing a 65% growth compared with the same period last year. The major customers using the NWT fixed-line services include American Express Bank, AIA, AIG, Bank of America, Midland Realty, Shell, Nortel Networks and Immigration Department of the Hong Kong Government.

Currently, the network coverage of NWT's fixed-line services has extended to 18 districts and covered 10,553 buildings or over 1 million home passes in Hong Kong's major business and residential areas.

NWT has established bilateral relationships with 29 renowned international carriers in 16 countries/ destinations. NWT is a significant player in the wholesale international voice market covering over 80 local and international operators and carriers.

For the IDD 009 international calling service, over 1.1 million customers were registered as at June 2003. NWT's IDD service covers over 260 countries/ destinations around the world and its market share has reached at 18% with 740 million minutes traffic during the period under review, a 42% growth compared with the same period last year. In June 2003, NWT also launched a new IDD service "Global Conferencing Services" that provided a new income stream for NWT.

On data services, NWT launched "Vitamin", a premium up to 12 Mbps symmetrical residential broadband service powered by Cisco Systems technology and deployed over the NWT Next-Generation Network ("NGN"). To complement this broadband service, NWT also launched a broadband portal, "www.vitaminbb.com", to provide a cornucopia of the latest interactive and multimedia content to enrich customer lifestyles. The launch of the 'Vitamin' broadband service represents yet another pioneering initiative in NWT's commitment to providing best-in-class telecommunication services to the Hong Kong market alongside its NGN services which were rolled-out in December 2002.

Premium wireline and wireless broadband services tailored for the hotel industry were also launched in Hong Kong. Many well-known hotels such as Royal Garden, Hotel InterContinental Hong Kong, Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and New World Renaissance Hotel adopted these services during the period under review.

With expanding network coverage within Hong Kong and beyond, both IPLC and MPLS IP-VPN services reported a significant growth in market share during the last fiscal year. Major customers include Bank of China Credit Card, Ernst & Young, Lehman Brothers, Samsung Logistic, Moneyline Telerate, Gucci Group and Chow Tai Fook Jewellery.

In order to provide best-in-class quality services, NWT makes continued upgrade on its infrastructure. Network resilience had been enhanced by increasing diversity in the major backbones such as the submarine cable between Chek Lap Kok and Tuen Mun, secondary route for North Lantau Route. A third Nortel DMS-100 switch with total switching capacity to 200K lines was put into service to serve more customers in the growing market share.

The NGN powered by Nortel's soft switch was deployed to bring cost-effective and integrated voice and data services to customers. In addition, the Dense Wavelength Division Multiplexing system was deployed to substantially increase capacity on existing fibre network and facilitate the transmission of new high-speed data services.

As an international telecom network service provider, NWT continues to expand its market coverage by teaming up with various strategic partners such as wholesale carriers, system integration vendors, channel and financial partners. As part of the network expansion plan, NWT plans to obtain further telecom licenses and establish POP facilities in South Korea, Japan and Australia (Sydney) in 2003/04.

To capture the significant revenue opportunities emerging throughout Mainland China and beyond following China's successful WTO accession and CEPA with Hong Kong, NWT is set to build its presence in the system integration market in Greater China by forming strategic relationships with renowned IT suppliers.

Strategic Businesses


NWDS established the first store in Wuhan 10 years ago. This outlet is in Harbin.

New World Department Stores

Total sales of New Word Department Stores ("NWDS") in FY2003 amounted to HK$2.7 billion. As at the end of June 2003, NWDS had 14 department stores with a total GFA of over 414,300 sq. m. in Hong Kong and in 9 cities in Mainland China. During the period under review, NWDS opened the 30,000 sq. m. Dalian New World Department Store. The expansion project at the Harbin New World Department Store was completed in April 2003 that increased its GFA from 11,000 sq. m. to 34,000 sq. m..

NWDS launched a co-brand credit card "MuDan Card" with the Industrial and Commercial Bank of China. This co-brand credit card is the first nationally accepted card in Mainland China that combines both the function of shopping benefits and credit spending.

In order to further capture the substantial growing demand in China, three new department stores are scheduled to open in the next 15 months. These stores are located in Hongkou in Shanghai, Chengdu and Nanjing respectively. NWDS will continue to explore investment opportunities for stores in cities around Mainland China.

City	Date of Business Commencement	GFA (sq. m.)
Existing		
Wuhan (Jianshe Dadao) 武漢(建設大道)	Nov 1994/Sep 2000#	35,000*
Shenyang (Nanjing Street) 瀋陽(南京街)	Nov 1995	8,400
Wuxi 無錫	Jan 1996	16,000
Harbin 哈爾濱	Nov 1996	34,000
Tianjin 天津	Oct 1997	14,000
Ningbo 寧波	Apr 1998	10,000
Beijing 北京	Jun 1998/Oct 2000#	108,000*
Hong Kong 香港	Apr 1999	13,000*
Shenyang (Taiyuan Street) 瀋陽(太原街)	Aug 2000	10,400
Shanghai (Central Huaihai Road) 上海(淮海中路)	Dec 2001	22,500
Wuhan (Jianghan Road) 武漢(江漢路)	Dec 2001	23,000
Shanghai (Changning Road) 上海(長寧路)	Jan 2002	20,000*
Tianjin New World Plaza 天津新世界廣場	Mar 2002	70,000
Dalian 大連	Sep 2002	30,000*
Total		**414,300**
To be completed		
Shanghai (Hongkou) 上海(虹口)	end 2003	13,200
Chengdu 成都	2004	12,000
Nanjing 南京	end 2004	36,000
Total		**61,200**

* include supermarket
\# open in two phases

TMT

Following the completion of the Group reorganisation, NWI is focus on its TMT business. During the year, NWI achieved a number of milestones in the TMT arena. Strategic investments were completed to round out the product and service offering while important contracts were signed with leading enterprises in Mainland China TMT sectors. One important breakthrough came with the announcement by PrediWave, an associated company of NWI, a total solution provider of interactive TV services, of commencement of commercial operations in Fujian Province after the completion of a series of successful tests of its interactive and pay TV operating system.

In the months that follow, NWI will introduce a comprehensive corporate strategy to the financial and business communities. This corporate vision will outline the future mission and position of NWI in the TMT marketplace. However, it must be emphasized that the TMT business is not a new endeavor for NWI. The genesis of the Personalised Digital Information model extends back to the early days of TMT with the investment in China Internet Corp., the parent of Chinadotcom. Now that NWI can focus its attention in developing the TMT business model and management is intended to deliver shareholder value by providing leading-edge solutions to the digital world.



Fulintang — one of the investment projects of NWCEP

New World China Enterprises

New World China Enterprises Projects Limited ("NWCEP") is the Group's wholly owned subsidiary focusing on four core business sectors in the Mainland China market: healthcare and medicine, food and beverage, building materials and household products, and automotive mid-stream and down-stream services.

NWCEP is also responsible for managing investment projects identified by New World Liberty China Ventures Limited ("NWLCV"), established in December 2000 as a strategic alliance with Liberty Mutual Insurance Company of the United States and other investors including lead participation from the Asian Development Bank. NWLCV is mainly engaging in private equity investments in small and medium-size enterprises in China and providing resources to support and ensure the best corporate governance and management practices are in place for the investee companies. As Mainland China has become a member of WTO since 2001, NWLCV is further committed to helping foster improvements in developing Chinese enterprises, increasing their competitiveness, profitability and corporate efficiency in line with world standards.

Ten projects involving strategic and technology partnerships with a number of international companies have been invested by NWLCV and 65% of the initial US$150 million capital has been allocated to small and medium-size enterprises in Mainland China.



Dr. Cheng Yu-Tung, the Group's Chairman (second from right), and the Hon Mrs Selina Chow, Chairman of the Hong Kong Tourism Board (second from left), introduce the "Avenue of Stars" project to the media at a press conference.

Our management and employees take pride in serving the society and caring for the needy. With our unflinching commitment to corporate citizenship, the Group has enriched people's lives and brought new opportunities to our communities.

Community Involvement

Supporting Hong Kong's Tourism

Tourism is a key pillar of Hong Kong economy, and its importance is growing under the Government's plans to make Hong Kong a major tourist destination. In December 2002, the Group sponsored Hong Kong WinterFest, a major event of the Hong Kong Tourism Board's "City of Life: Hong Kong is it!" tourism campaign to attract more visitors to Hong Kong and create a festive ambience for the community. The five-week extravaganza featured a giant Christmas Wishing Tree at the Golden Bauhinia Square, lighting up the Victoria Harbour during the festive season, and a three-night outdoor carnival, in which artists from different parts of the world performed to signify Hong Kong's multi-cultural character.

In another move to help boost Hong Kong's tourism, in May 2003, we committed to contribute HK$40 million for the design, construction and maintenance of the "Avenue of Stars" project in Tsim Sha Tsui, a new tourist attraction that will enhance Hong Kong's appeal in the international tourism marketplace and honour the contribution of Hong Kong's many world-renowned film stars and professionals. As part of the government-initiated Tsim Sha Tsui Promenade Beautification Project, this new attraction has exemplified the synergistic partnership between the Government and private sector in reviving Hong Kong's tourism industry. The construction for the "Avenue of Stars" commenced in June 2003, with the first phase to be completed in the second quarter of 2004.

Volunteer Service

In the previous two years, some 400 staffs on the Group's voluntary service team have donated over 4,500 hours and other resources to forge closer community ties and accomplish a wide range of social service initiatives, from helping patients in psychiatric ward rejuvenate to planting trees for a more beautiful countryside. The team's dedication to community service has earned wide recognition. It received the Gold Award for Volunteer Service from the Social Welfare Department in both 2001 and 2002 for its contribution of over 1,000 hours of service each year.



Winners of the SARS essay competition at the prize presentation ceremony.

SARS Initiative

The SARS outbreak in Hong Kong was a frightening time. In showing its strong support for the community during the crisis, the Group's voluntary service team dedicated time and energy to pack SARS prevention hygiene kits for the Hong Kong Red Cross and to make regular calls to update the elderly on the latest information. A SARS essay competition was launched by the Group to encourage people to write about their own experience in overcoming the outbreak. The charity sale of a commemorative book of the winning essays was subsequently organised to raise funds for Project Blossom to support families affected by SARS.

Creating a New World For Children

In August 2003, the Group and UNICEF (United Nations Children's Fund) launched the "Create a New World for Children" Corporate Alliance Campaign, a two-year partnership between the two organisations aiming to promote the survival, protection and development of the underprivileged children in Mainland China. Various business units of the Group have pledged their support of the campaign by helping to raise funds. The Corporate Alliance Campaign was kicked off by "Walk for a New World for Children", a cross-border charity walkathon, in September 2003. With over a thousand participants walking across the Hong Kong-Shenzhen border for a worthwhile charity cause, the event is the first of its kind in Hong Kong and Mainland China.


新世界發展有限公司
New World Development Company Limited

The Group's Chairman, Dr Cheng Yu-Tung (second from left) and Hong Kong Committee for UNICEF Chairman, Dr Robert Fung (second from right) at the signing ceremony for "Create a New World for Children" Corporate Alliance Campaign.



More than 200 staffs participate in a Hong Kong-Shenzhen cross-border walkathon to raise funds for girls' education in China.

Employee Care

In a society that increasingly emphasizes knowledge and skills, staff empowerment is a key to enhancing corporate productivity. To better equip our employees to meet the demands of their work, we organised a great number of training courses in a wide range of topics during the year, from brushing up language skills to upgrading supervisory abilities. We also offered educational subsidies to encourage them to pursue training opportunities with outside education providers.

Having a dedicated professional staff can make a real difference to our performance. We provide a competitive staff compensation policy to attract, retain and motivate high-calibre employees.

As of 30 June 2003, the Group had over 33,000 employees, a 6,900 increase compared to 26,100 as of 30 June 2002. To foster a greater sense of belonging among our employees, we offer numerous opportunities for staff from different business divisions to take part in company-sponsored activities, including corporate fun days, charity events, community service activities and staff trips. To further improve internal communication, we have recently launched a corporate Intranet, which allows internal departments to share information efficiently and puts useful company information at our employees' fingertips.

Investor Outreach

During the year, the Group has made great stride in communicating the Group's developments to the investor community and the public at large. The Group reorganisation exercise commencing in October 2002 represented a new challenge in investor communication. In response to this, we kept investors in full grasp of the opportunities and prospects of this restructuring move by organising a series of investor and media briefings, meetings and site visits. Our vigorous investor communication programme has allowed the investing public to develop a deeper understanding of the Group's visions and strategies. We intend to drive new investor communication efforts and further our goals in corporate transparency in the light of last year's achievements.

Our corporate website remains a key investor communication tool. We are committed to upgrading its features continuously to make more information easily accessible to the public. The Group's efforts to produce a more user-friendly annual report were recognised, when our 2002 annual report won Silver and Bronze Awards in the 2003 International ARC (Annual Report Competition) Awards, the world's largest competition honouring excellence in annual reports.

Financial review

In the fiscal year ended 30 June 2003, the Group recorded a loss of HK$4,811.5 million as compared to prior year's HK$1,275.4 million profit. The results were mainly caused by the declining property market, SARS outbreak in the second quarter of 2003 and the prevailing weak economic environment in Hong Kong. Loss on property sales and provisions for impairment against the Group's property development and hotel projects of HK$4,215.0 million. The loss from TMT investments amounted to HK$1,125.0 million was the result of development and marketing expenses and provisions.

Consolidated Profit and Loss Account

	FY2003 HK$m	FY2002 HK$m
Total turnover	21,056.3	22,874.6*
Cost of sales	**(16,912.8)**	(15,623.7)
Gross profit	4,143.5	7,250.9
Other revenues	**36.6**	93.4
Other (charge)/income	**(4,778.9)**	(774.2)
Administrative and other operating expenses	**(3,412.3)**	(3,467.5)
Operating (loss)/profit before financing income and costs	**(4,011.1)**	3,102.6
Financing income	**337.9**	615.1
Financing costs	**(1,824.1)**	(2,017.7)
Share of results of associated companies & JCE	**306.4**	565.1
(Loss)/Profit before taxation and minority interests	**(5,190.9)**	2,265.1
Taxation	**(401.6)**	(524.7)
Minority interests	**781.0**	(465.0)
(Loss)/Profit attributable to shareholders	**(4,811.5)**	1,275.4

* Including the disposal of the Regent Hotel

Turnover - Breakdown by Business Segment

Following the completion of reorganisation of certain subsidiary companies in January 2003, we have adopted a new presentation of business segment to give the shareholders a better and clearer understanding of the Group.

	FY2003 HK$m	FY2002 HK$m
Rental income	**983.5**	1,070.4
Property sales	**761.8**	4,308.6*
Contracting	**8,570.7**	6,881.2
Provision of service	**3,521.6**	3,408.5
Infrastructure operations	**494.7**	676.1
Telecommunication services	**2,712.4**	2,554.8
Department store operations	**2,673.3**	2,128.5
Hotel and restaurant operations	**1,151.8**	1,368.6
Others	**186.5**	477.9
Total Turnover	**21,056.3**	22,874.6

* Including the disposal of the Regent Hotel

In FY2003, the Group reported a drop of 8% in turnover to HK$21,056.3 million. With a continuing weak Hong Kong economy and the outbreak of SARS in March 2003, the property markets of both Hong Kong and Mainland China were very sluggish. Rental revenue decreased 8% to HK$983.5 million. It was mainly due to the rent concession granted during the SARS period and a falling market rate, especially retail space. Property sales revenue decreased 82% to HK$761.8 million. It was because the Group disposed the Regent Hotel in FY2002 and the outbreak of SARS in March 2003 further hampered the market sentiment and disrupted the Group's property sales programs in Hong Kong and Mainland China.

Contracting and Provision of service revenue increased 18% to HK$12,092.3 million. The increase mostly came from the Contracting Division as several major contracts were completed during this fiscal year.

Infrastructure revenue decreased 27% to HK$494.7 million. The decrease was mainly caused by the de-consolidation of Xiamen Xiang Yu Quay Co., Ltd., following the merger with Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. and Xiamen Xiangyu Free Port Developing Co., Ltd.. The newly merged company became a jointly controlled entity of NWSH. Moreover, new government policy resulted in the cessation of the toll collection right at Yangtze River Bridge No. 2 as of 1 October 2002.

Telecommunications revenue increased 6% to HK$2,712.4 million. It was the result of an increase in the number of subscribers and provision of more customer-oriented services during the year under review.

Department stores revenue increased 26% to HK$2,673.3 million. The increase was mainly due to the opening of a new store in Dalian and an improving consumer confidence and spending in Mainland China.

Hotel and restaurant revenue decreased 16% to HK$1,151.8 million mainly caused by the SARS outbreak during the second quarter of 2003 which led to an acute decline of tourist patronage and social activities. During the SARS attack months, our hotels' occupancy rate dropped substantially.

Analysis of segment results (including share of results of associated companies and jointly controlled entities)

	FY2003 HK$m	FY2002 HK$m
Property investment and development	(194.2)	2,604.5*
Service	584.7	1,086.3
Infrastructure	1,352.3	1,187.3
Telecommunications	221.8	23.7
Department stores	40.2	16.1
Others	(450.6)	9.7
Segment results	1,554.2	4,927.6

* Including the disposal of the Regent Hotel

Property investment and development

Property investment and development segment recorded a loss of HK$194.2 million. Property Investment segment contribution dropped to HK$574.5 million due to the ample supply of office, declining economy and the SARS outbreak. Though the Group managed to maintain the occupancy rates for most of our investment properties, the leasing rate was under pressure.

Property development segment recorded a loss of HK$768.7 million in FY2003 reflecting the deflationary environment and the over-supply situation. Although, during the period under review, the Group sold 2,528 units in Hong Kong against 837 units in FY2002, the segment performed far worse than FY2002 mainly because there was a one-time gain on disposal of the Regent Hotel.

Service

Service segment made a contribution of HK$584.7 million, down 46% year on year. The decrease mainly came from a drop in the profit margin of construction contracts; a decrease in the number of passengers of the Transport operations during the SARS period; the competition from the MTR Tseung Kwan O line which started operations in this fiscal year; the postponement and cancellation of exhibitions and banquets due to the SARS outbreak.

Infrastructure

Infrastructure segment had a growth of 14% to contribute HK$1,352.3 million for the period under review. This segment was the prime beneficiary of the traffic growth in expressway projects due to the strong economic growth in Mainland China. Currently, the 69 mature projects provide a steady recurring income to the Group.

Telecommunications

Telecommunications segment continued to improve it's performance with a contribution of HK$221.8 million to the Group, representing a growth of 836% year on year. Both the NWT and NWM substantially increased their subscriber base and introduced new customer-oriented services to capture new income streams while maintaining stringent cost control.

Others

The loss of HK$450.6 million from the Others segment mainly came from losses in certain TMT ventures, hotels operations and certain industrial projects in Mainland China.

The three hotels in Hong Kong were severely affected by SARS with occupancy dropped to single digit during those months.

Finance Costs

Given the prevailing low interest environment, finance costs were down 10% to HK$1,824.1 million in FY2003.

Provisions and Other Charges

FY2003 was a difficult year. Hong Kong economy continued to be weak and the unforeseeable outbreak of SARS in March 2003 had a dramatic effect on all levels of city life. The impact of SARS on the Group's was material. The occupancy rate of our hotels dropped to a historical low, the number of passengers for both NWFB and NWFF(M) fell sharply, rental rate dropped and property value fell. We suffered significant losses in our hotels and restaurants, property investment and property sales businesses, mostly due to a further drop of property value from last fiscal year. Due to the decline of the property market and weak economy throughout FY2003, we made net provisions of $4,779 million mainly against our investments and trading property portfolios and our TMT investments.

Breakdown of Net Other Charges	HK$ m
Properties of NWD	2,363
Properties of NWCL	1,036
TMT investments	964
Reorganisation dilution & expenses and Others	416
	4,779

Following a further deterioration of property prices in Hong Kong over the last year, we saw a significant gap in the current market value of our property portfolio and the current book value of these assets. Therefore, HK$2,363 million of provisions and net other charges was made against the Group's property portfolio, such as Black's Link Development, Kennedy Town Redevelopment and Discovery Park Shopping Mall.

Furthermore, the Group also recorded provisions and net other charges of HK$1,036 million for the property portfolio of NWCL.

Provisions and net loss in disposals amounted to HK$964 million was made or incurred for TMT investments reflecting the disposal of the Group's position in Chinadotcom and the results of revaluation of investments made. In addition, an amount of HK$416 million was charged which relates to the Group reorganisation and other investments.

In addition to the charges made against profit and loss statement, HK$1.7 billion was charged against revaluation reserve for the revaluation deficits of the Group's investment and hotel properties so as to reflect the significant fall in property value over the past year.

Shareholders' funds for the Group as at 30 June 2003 was down to HK$46.1 billion against HK$53.6 billion as at the end of last fiscal year.

Liquidity and capital resources

As at 30 June 2003, the Group's cash and bank balances decreased from last year's HK$7,093.9 million to HK$5,825.1 million. Its consolidated net debt amounted to HK$31,231.5 million (FY2002: HK$30,135.0 million), an increase of approximately 3.6% as compared with FY2002. Gearing ratio increased from 56% as at 30 June 2002 to 68% as at 30 June 2003. The increase was mainly due to net loss for the year and investment and hotel properties revaluation deficit for the year which resulted in a reduction of shareholders' funds from HK$53,599.9 million as at 30 June 2002 to HK$46,136.2 million as at 30 June 2003. Total Capitalisation of the Group amounted to HK$85,507.3 million (FY2002: HK$93,375.4 million). Total Debt to Capitalisation ratio of approximately 43% (FY2002: 40%).

Source of Borrowings



FY2003
11%
82%
7%
FY2002
10%
79%
11%
Short-Term Loans and Overdrafts
Long-Term Loans
Convertible Bonds

Interest Rate and Maturity Profile

HK$ Billion



Within 1 year
5.5
5.5
1-2 years
1.3
4.5
2-5 years
1.1
16.8
Over 5 years
2.0
0.3
Fixed Rate
Floating Rate

Nature of Debts



FY2003
53%
47%
FY2002
71%
29%
Unsecured
Secured

Currency Profile of Borrowings



FY2003
15%
72%
13%
FY2002
10%
60%
30%
RMB
HKD
USD

Gross Debts	FY2003 HK$m	FY2002 HK$m
Consolidated gross debts	37,056	37,229
— New World Infrastructure	2,412	10,436
— New World China Land	6,452	5,468
— New World Services	na	2,751
— NWS Holdings	9,441	na
Gross debts excluding listed subsidiaries	18,751	18,574

Net Debts	FY2003 HK$m	FY2002 HK$m
Consolidated net debts	31,231	30,135
— New World Infrastructure	1,838	8,641
— New World China Land	5,122	4,017
— New World Services	na	112
— NWS Holdings	6,893	na
Net debts excluding listed subsidiaries	17,378	17,365

The Group maintained a balanced debt profile with adequate risk diversification through specifying the preferred mix of fixed and floating rate debt.

Nature of Debt

As at 30 June 2003, less than half of the total outstanding loans were secured by the Group's assets.

Interest Rate and Maturity Profile

Amount of debts due within the FY2004 amounts to HK$11,001.8 million. Our cash on hand as of 30 June 2003 was HK$5,825.1 million.

The operating cash inflow in the coming year together with the undrawn facilities and the renewal of existing banking facilities, should enable the Group to satisfy its commitments and working capital requirements.

Approximately 78% (FY2002: 77%) of the Group's total debts are on a floating rate basis, whilst fixed rate borrowings mainly related to the RMB loan facilities and convertible bonds.

Queen's Terrace



Parc Palais


10

Seaview Crescent




Yuen Long
Wang Chau
31
Ping Shan
KCR West Rail
26
Light Rail
27
28

Bijou Apartments


7

11 MacDonnell Road




32
35
30
22
21
18
19
29
17
24
16
25
34
23
20
33
6

La Pradera



Name of Major Properties Under Development

1. 6-10 Black's Link
2. 2 Park Road
3. 11 Bonham Road
4. Kennedy Town Redevelopment Project
5. 55 Conduit Road
6. 33 & 35 Island Road
7. Bijou Apartments, Prince Edward Road West
8. NKIL 6267, Ngau Chi Wan PSPS
9. Sky Tower, Kowloon City
10. Parc Palais, King's Park
11. Hanoi Road Redevelopment Project
12. KIL 9805, Tsim Sha Tsui
13. 440-450 Prince Edward Road West
14. Yau Tong Redevelopment Project
15. 15-19 Luk Hop Street, San Po Kong
16. TMTL 443, Fu Tei, Tuen Mun
17. DD221, Sai Kung
18. Lot No. 3569 in DD129, Lau Fau Shan, Yuen Long
19. NKIL6378, Piper's Hill, Kowloon
20. Tseung Kwan O Town Lot No. 75 Area 55b
21. DD104, 107, Wing Kei Tsuen, Yuen Long
22. DD99, 101, Lin Barn Tsuen, Yuen Long
23. DD227, Tai Po Tsai, Sai Kung
24. DD221, Sha Ha, Sai Kung & DD221, Sha Kok Mei, Sai Kung
25. DD217, 219 & 222, Pak Kong, Sai Kung
26. YLTL No. 515 in DD120, Yuen Long
27. Lot No. 2131 in DD121, Tong Yan San Tsuen, Yuen Long
28. DD127, Tai Tao Tsuen, Yuen Long
29. DD206, Wu Kai Sha, Ma On Shan
30. DD91, 100, Fanling
31. DD115, Yuen Long
32. DD129, Yuen Long
33. MTR Tung Chung Station (Site 2 North)
34. 35-47 Tsing Yi Road
35. Fanling Sheung Shui Town Lot No. 182 in DD51



MTR Kwun Tong Line
MTR Tsuen Wan Line
MTR Island Line
MTR Tung Chung Line
MTR Tseung Kwan O Line
MTR Airport Express
KCR East Rail
KCR West Rail
Light Rail
Tunnel
Kowloon
Victoria Harbour
Hong Kong Island
Lai King
Mei Foo
Lai Chi Kok
Cheung Sha Wan
Sham Shui Po
Nam Cheong
Olympic
Shek Kip Mei
Kowloon Tong
Lok Fu
Wong Tai Sin
Diamond Hill
Choi Hung
Kowloon Bay
Ngau Tau Kok
Kwun Tong
Tiu Keng Leng
Lam Tin
Yau Tong
Prince Edward
Mong Kok
Yau Ma Tei
Jordan
Tsim Sha Tsui
Hung Hom
Kowloon
Western Harbour Crossing
Cross Harbour Tunnel
Eastern Harbour Crossing
Hong Kong
Sheung Wan
Central
Admiralty
Wanchai
Causeway Bay
Tin Hau
Fortress Hill
North Point
Quarry Bay
Tai Koo
Sai Wan Ho
Shau Kei Wan
Heng Fa Chuen
Chai Wan

	Name of Property	Site Area (sq.ft.)	Total GFA (sq.ft.)	Group's Interest (%)
	HONG KONG			
1	6-10 Black's Link	69,535	34,768	80.00
2	2 Park Road	13,203	120,909	100.00
3	11 Bonham Road	15,406	123,142	70.00
4	Kennedy Town Redevelopment Project	65,391	676,090	100.00
5	55 Conduit Road	36,003	87,776	30.00
6	33 & 35 Island Road	56,511	43,067	43.00
	KOWLOON			
7	157 Prince Edward Road West (Bijou Apartments)	7,380	78,006	50.00
8	NKIL 6267, Ngau Chi Wan PSPS	232,072	1,285,952	50.00
9	38 Sung Wong Toi Road (Sky Tower)	162,022	1,508,942	20.00
10	18 Wylie Road, King's Park (Parc Palais)	387,504	904,176	30.00
11	Hanoi Road Redevelopment Project	82,183	980,977	80.00
12	KIL 9805, Tsim Sha Tsui	7,158	85,896	100.00
13	440-450 Prince Edward Road West	11,545	80,242	100.00
14	Yau Tong Redevelopment Project	339,412	TBD	15.00
15	15-19 Luk Hop Street, San Po Kong	23,788	285,456	100.00

Retail (sq.ft.)	Office (sq.ft.)	Industrial (sq.ft.)	Residential (sq.ft.)	Others[2] (sq.ft.)	Total Attributable GFA (sq.ft.)	Stage of Completion[3]
			27,814		27,814	S
			120,909		120,909	S
			86,199		86,199	S
			676,090		676,090	S
			26,333		26,333	SF/F
			18,519		18,519	F
6,226				32,778	39,004	C
10,118			632,858		642,976	C
2,493			253,182	46,113	301,788	S
			271,253		271,253	S
233,054			392,654	159,074	784,782	F
	85,896				85,896	F
			80,242		80,242	P
					TBD	P
		285,456			285,456	P

	Name of Property	Site Area (sq.ft.)	Total GFA (sq.ft.)	Group's Interest (%)
	NEW TERRITORIES			
16	TMTL 443, Fu Tei, Tuen Mun	68,028	203,964	96.46
17	DD221, Sai Kung	84,000	111,300	83.42
18	Lot No.3569 in DD129, Lau Fau Shan, Yuen Long	166,304	66,520	100.00
19	NKIL6378, Piper's Hill, Kowloon	35,489	77,210	33.33
20	Tseung Kwan O Town Lot No. 75 Area 55b	127,844	1,041,923	45.00
21	DD104, 107, Wing Kei Tsuen, Yuen Long	3,000,000	750,000	100.00
22	DD99, 101, Lin Barn Tsuen, Yuen Long	3,540,000	TBD	62.00
23	DD227, Tai Po Tsai, Sai Kung	719,035	1,078,553	56.00
24	DD221, Sha Ha, Sai Kung	510,000	TBD	83.00
	DD221, Sha Kok Mei, Sai Kung	150,000	30,000	100.00
25	DD217, 219 & 222, Pak Kong, Sai Kung	640,000	129,167	100.00
26	YLTL No.515 in DD120, Yuen Long	120,000	420,000	100.00
27	Lot No.2131 in DD121, Tong Yan San Tsuen, Yuen Long	240,000	260,000	100.00
28	DD127, Tai Tao Tsuen, Yuen Long	240,000	240,000	100.00
29	DD206, Wu Kai Sha, Ma On Shan	1,320,000	4,870,000	35.00
30	DD91, 100, Fanling	200,000	184,800	100.00
31	DD115, Yuen Long	120,000	69,300	100.00
32	DD129, Yuen Long	220,000	147,000	100.00
33	MTR Tung Chung Station (Site 2 North)		237,535	16.40
34	35-47 Tsing Yi Road	305,190	1,525,958	100.00
35	Fanling Sheung Shui Town Lot No. 182 in DD51	684,264	TBD	80.00
	Grand Total		**17,738,629**	

Notes:

(1) TBD = To Be Determined

(2) "Others" includes hotel, service apartment and resort.

(3) P = Planning; D = Demolition; SF = Site Formation; F = Foundation; S = Superstructure; C = Completed

Retail (sq.ft.)	Office (sq.ft.)	Industrial (sq.ft.)	Residential (sq.ft.)	Others[2] (sq.ft.)	Total Attributable GFA (sq.ft.)	Stage of Completion[3]
			196,744		196,744	S
			92,846		92,846	P
			66,520		66,520	P
			25,737		25,737	SF/F
57,530			411,336		468,866	F
			750,000		750,000	P
					TBD	P
12,056			591,934		603,990	P
					TBD	P
			30,000		30,000	P
				129,167	129,167	P
			420,000		420,000	P
			260,000		260,000	P
			240,000		240,000	P
			1,704,500		1,704,500	P
			184,800		184,800	P
			69,300		69,300	P
			147,000		147,000	P
			38,956		38,956	P
		1,525,958			1,525,958	P
					TBD	
321,477	**85,896**	**1,811,414**	**7,815,726**	**367,132**	**10,401,645**	


5

Grand Hyatt Hong Kong


15

Discovery Park Shopping Mall


8

2 MacDonnell Road


7

Pearl City


4

Hong Kong Convention & Exhibition Centre


12

Telford Plaza


Name of Property Investment
1 Manning House
2 New World Tower
3 Shun Tak Centre/China Merchants Tower
4 Hong Kong Convention & Exhibition Centre
5 Grand Hyatt Hong Kong
6 Renaissance Harbour View Hotel
7 Pearl City
8 2 MacDonnell Road
9 Methodist House
10 New World Centre
11 The Amazon
12 Telford Plaza
13 Asia Terminals Centre
14 Riviera Plaza Arcade
15 Discovery Park Shopping Mall
16 New World Centre Extension
Airport
Tung Chung
Lantau Island



To Shenzhen
New Territories
Tsuen Wan
Kowloon
Po Lam
Sheung Wan
Hong Kong
Chai Wan
Hong Kong Island
MTR Kwun Tong Line
MTR Tsuen Wan Line
MTR Island Line
MTR Tung Chung Line
MTR Tseung Kwan O Line
MTR Airport Express
KCR East Rail
KCR West Rail
Light Rail
Tunnel
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16

	Name of Property	Total GFA (sq. ft.)	Group's Interest (%)	Total (sq. ft.)
	COMPLETED			
	HONG KONG			
1	Manning House, 48 Queen's Road Central	110,040	100.0	110,040
2	New World Tower, 18 Queen's Road Central	640,135	100.0	640,135
3	Shun Tak Centre/China Merchants Tower	228,162	45.0	102,673
4	Hong Kong Convention & Exhibition Centre	63,052	100.0	63,052
5	Grand Hyatt Hong Kong	524,928	100.0	524,928
6	Renaissance Harbour View Hotel	544,518	100.0	544,518
7	Pearl City, Causeway Bay			
	— Portion of Ground Floor to 4th Floor	53,691	40.0	21,476
	— Portion of Ground Floor & Basement	24,682	100.0	24,682
8	2 MacDonnell Road	116,954	100.0 (1)	116,954
9	Methodist House, Wanchai	40,813	99.0 (1)	40,405
	KOWLOON			
10	New World Centre	2,197,307	100.0	2,197,307
11	The Amazon	141,439	100.0	141,439
12	Telford Plaza, Kowloon Bay	335,960	100.0 (1)	335,960
	NEW TERRITORIES			
13	Asia Terminals Centre	6,150,873	32.5	1,999,033
14	Riviera Plaza Arcade, Tsuen Wan	242,685	100.0	242,685
15	Discovery Park Shopping Mall	466,400	50.0	233,200
	Sub-total	**11,881,639**		**7,338,487**
	TO BE COMPLETED			
16	New World Centre Extension	988,340	100.0	988,340
	Grand total	**12,869,979**		**8,326,827**

Notes:

(1) Properties in which the Group has a development interest: other parties provide the land whilst the Group finances the construction costs and occasionally land costs, and is entitled to a share of the rental income/properties after completion or a share of the development profits in accordance with the terms and conditions of the respective joint development agreements.

(2) The 1,916,604 sq. ft. represents the warehouse space in Asia Terminals Centre.

Group's Share of GFA/Carparks						
Retail (sq. ft.)	Office (sq. ft.)	Hotel (sq. ft.)	Residential (sq. ft.)	Others (sq. ft.)	Carparks (Number)	Lease expiry
63,383	46,657					2843
77,948	562,187				387	2863
96,451	6,222				38	2055
63,052					1,070	2060
		524,928				2060
		544,518				2060
21,476						2868
24,682						2868
			116,954			2031
	40,405					2084
957,667	538,966	277,939	422,735		1,801	2052
141,439					260	2052
335,960					136	2047
	82,429			1,916,604 [2]		2047
242,685					324	2047
233,200					500	2047
2,257,943	**1,276,866**	**1,347,385**	**539,689**	**1,916,604**	**4,516**	
		988,340				2052
2,257,943	**1,276,866**	**2,335,725**	**539,689**	**1,916,604**	**4,516**	

	Name of Hotel/Location	Number of rooms	Group's Effective Interest (%)
	EXISTING		
	HONG KONG		
1	New World Renaissance Hotel, Kowloon	542	64.0
2	Renaissance Harbour View Hotel	860	64.0
3	Grand Hyatt Hong Kong	570	64.0
		1,972	
	CHINA		
4	New World Courtyard Hotel, Beijing	293	41.5
5	Jing Guang New World Hotel, Beijing	444	20.5
6	China Hotel, Guangzhou	885	9.0
7	New World Hotel, Shenyang	252	70.0
8	New World Courtyard Hotel, Shunde	359	22.9
9	New World Courtyard Hotel, Wuxi	243	25.6
10	Grand New World Hotel, Xian	491	22.4
		2,967	
	SOUTHEAST ASIA		
11	New World Renaissance Hotel, Makati, Philippines	599	26.9
12	New World Renaissance Hotel, Ho Chi Minh City, Vietnam	504	21.6
13	Renaissance Riverside Hotel, Ho Chi Minh City, Vietnam	336	19.4
14	New World Renaissance Hotel, Kuala Lumpur, Malaysia	921	37.5
		2,360	
	Total	7,299	
	TO BE COMPLETED		
15	The Chinese University Hotel Project	TBD	100.0
16	New World Centre Extension	TBD	100.0

		Gross Length/ Capacity	NWSH's Form of Investment	NWSH's Attributable Interest	Contracted Date	Expected/ Actual Operation Date	JV Period (years)	Expiry Date[1]
	ROAD							
R 1	Guangzhou City Northern Ring Road	22.0km	CJV	65.29%	6/1990	1/1994	33	2023
R 2	Beijing-Zhuhai Expressway							
	(Guangzhou-Zhuhai Section)		CJV	25.00%	12/1992		37	2030
	Section I	8.6km				5/1997		
	Section II	53.8km				12/1999		
R 3	Roadway No. 321 (Fengkai Section)	42.0km	CJV	45.00%	5/1994	12/1994	25	2019
R 4	Roadway No. 321 (Deqing Section)	79.0km	CJV	45.00%	12/1994	9/1995	25	2020
R 5	Roadway No. 321 (Gaoyao Section)	23.8km	CJV	55.00%	7/1998	8/1998	25	2019
R 6	Roadway No. 1962 (Gaoyao Section)	32.4km	CJV	60.00%	7/1998	8/1998	30	2026
R 7	Roadway No. 1958 (Deqing Section)	30.0km	CJV	65.00%	5/1998	5/1999	25	2023
R 8	Roadway No. 324 (Gaoyao Section)	24.0km	CJV	40.00%	8/1993	2/1994	22	2015
R 9	Roadway No. 1969 (Gaoyao Section)	27.0km	CJV	10.00%/58.00%	8/1996	1/1998	28	2024
R 10	Roadway No. 1964 (Zhaojiang Section)	32.0km	CJV	70.00%	6/1994	12/1995	25	2019
R 11	Shuangjin Roadway (Gaoyao Section)	34.0km	CJV	61.00%	8/1997	9/1997	26	2024
R 12	Roadway No. 1959 (Qingxin Section)	26.6km	CJV	75.00%	8/1997	11/1998	30	2027
R 13	Roadway No. 1906 (Qingcheng Section)	26.8km	CJV	80.00%	9/1997	9/2001	30	2028
R 14	Roadway No. 1960 (Guangning Section)	60.0km	CJV	55.00%	8/1995	7/1996	25	2020
R 15	Roadway No. 1960 (Sihui Section)	47.0km	CJV	50.00%	11/1995		25	2021
	Wumagang Bridge Toll Station					1/1996		
	Shatou Toll Station					6/1996		
R 16	Roadway No. 1962 (Guangning Section)	19.5km	CJV	55.00%	7/1996	4/1998	26	2023
R 17	Shenzhen-Huizhou Expressway (Huizhou Section)							
	Expressway	34.7km	CJV	33.33%	11/1992	6/1993	30	2027
	Roadway	21.8km	CJV	50.00%	10/1996	12/1997	26	2023
R 18	Hui-Ao Roadway		CJV	50.00%	12/1995		33	2028
	Hui-Dan Section	36.0km				1/1996		
	Hui-Ao Section	50.5km				10/2000		
R 19	Beiliu City Roadways		CJV	60.00%	8/1997		25	2022
	Phase I	18.2km				8/1997		
	Phase II	21.6km				5/1998		
R 20	Rongxian Roadways		CJV	70.00%	9/1997		25	2022
	Phase I	9.2km				10/1997		
	Phase II	16.8km				5/1998		
R 21	Yulin — Shinan Roadway	27.8km	CJV	60.00%	5/1997	5/1998	25	2022
R 22	Yulin Shinan — Dajiangkou Roadway		CJV	60.00%	5/1997		25	2022
	Phase I	8.7km				8/1997		
	Phase II	30.0km				1/1999		
R 23	Yulin Shinan — Guigang Roadway	20.0km	CJV	60.00%	5/1997	n/a	25	2022
R 24	Roadway No. 321 (Wuzhou Section)		CJV	45.00%	1/1997		25	2022
	Phase I	8.7km				3/1997		
	Phase II	4.3km				12/1998		
R 25	Cangwu County Roadway	10.1km	CJV	70.00%	8/1997	1/1999	25	2022
R 26	Shanxi Taiyuan — Gujiao Roadway							
	(Taiyuan Section)	23.2km	CJV	60.00%/ 90.00%	3/1998	7/2000	27	2025
R 27	Shanxi Taiyuan — Gujiao Roadway							
	(Gujiao Section)	36.0km	CJV	60.00%/ 90.00%	3/1998	4/1999	27	2025
R 28	Roadway No. 309 (Changzhi Section)	22.2km	CJV	60.00%/ 90.00%	6/1998	7/2000	25	2023
R 29	Taiyuan — Changzhi Roadway							
	(Changzhi Section)	18.3km	CJV	60.00%/ 90.00%	6/1998	8/2000	25	2023
R 30	Wuhan Airport Expressway	18.0km	CJV	40.00%	1/1993	4/1995	30	2025
R 31	Tangjin Expressway (Tianjin North Section)		CJV	90% distributable	10/1997		30	
	Section I	43.4km		cash for the first		1/1999		2028
	Section II	17.0km		15 years; 60% of		1/2001		2030
				distributable cash				
				for the last 15 years				
R 32	Tate's Cairn Tunnel	4.0km	Equity	29.50%	5/1988	6/1991	30	2018
		1,089.0km						

		Gross Length/ Capacity	NWSH's Form of Investment	NWSH's Attributable Interest	Contracted Date	Expected/ Actual Operation Date	JV Period (years)	Expiry Date(1)
	BRIDGE							
B1	Gaoming Bridge	1.1km	CJV	30.00%/80.00%	7/1996	11/1996	25	2021
B2	Zhaoqing Deqing Xijiang Bridge	1.4km	CJV	60.00%	12/1996	5/1999	25	2022
B3	Wuhan Bridge Development	4.0km	JSC	48.86%	7/1994	Yangtze River Bridge No. 2: 6/1995 * Han River Bridge No. 1: 1/1956 * Han River Bridge No. 2: 4/1978 *	30	n/a
B4	Tianjin Yonghe Bridge	0.5km	CJV	90.00%	7/1998	12/1998	25	2023
		7.0km						
	ENERGY							
P1	Zhujiang Power Station — Phase I	600.0MW	EJV	50.00%	1/1992	1/1994	25	2017
P2	Zhujiang Power Station — Phase II	600.0MW	EJV	25.00%	12/1995	4/1996	25	2020
P3	Shunde De Sheng Power Plant	273.5MW	CJV	60.00%	12/1992	10/1995	20	2017
P4	Sichuan Qianwei Dali Power Plant	54.0MW	CJV	60.00%	10/1997	11/1997	25	2022
P5	Macau Power	488.0MW	Equity	19.00%	11/1985	11/1985	25	2010
		2,015.5MW						
	WATER TREATMENT & WASTE MANAGEMENT							
W1	Macao Water Supply Company Limited	255,000m³/day	Equity	42.50%	1985	1985	25	2010
W2	Lianjiang Water Plant	100,000m³/day	Equity	30.00%	7/1997	n/a	30	2027
W3	Zhongshan Tanzhou Water Plant	60,000m³/day	Equity	29.00%	10/1992	1/1994	35	2027
W4	Zhongshan Dafeng Water Plant	200,000m³/day	Equity	33.06%	1/1998	4/1998	22	2020
W5	Zhongshan Quanlu Water Plant	500,000m³/day	Equity	33.06%	1/1998	4/1998	22	2020
W6	Dongguan Microfiltration Equipment Plant	n/a	Equity	25.00%	7/1994	9/1995	20	2014
W7	Nanchang Water Plant	50,000m³/day	Equity	25.00%	2/1995	1/1996	28	2023
W8	Baoding Water Plant	260,000m³/day	Equity	45.00%	3/2000	6/2000	20	2020
W9	Siping Water Plant	118,000m³/day	Equity	25.00%	6/2000	9/2000	30	2030
W10	Zhengzhou Water Plant	360,000m³/day	Equity	25.00%	10/2000	8/2001	30	2031
W11	Xinchang Water Plant	100,000m³/day	Equity	25.00%	12/2001	3/2002	30	2032
W12	Changtu Water Plant	50,000m³/day	Equity	35.00%	3/1999	12/2000	30	2029
W13	Panjin Water Plant	110,000m³/day	Equity	30.00%	12/2001	4/2002	30	2032
W14	Shanghai Spark Water Plant	100,000m³/day	Equity	25.00%	6/2001	1/2002	30	2031
W15	Shanghai SCIP Waste Water Plant		Equity	25.00%	1/2002	12/2003 (Estimate)	50	2052
	Waste water	50,000m³/day						
	Industrial Water	200,000m³/day						
W16	Qingdao Water Plant	543,000m³/day	Equity	25.00%	5/2002	8/2002	25	2027
W17	Chongqing Water Plant	275,000m³/day	Equity	30.00%	8/2002	11/2002	50	2052
W18	Shanghai SCIP Waste Incineration Plant	50,000–60,000 tons/year (Estimate)	Equity	10.00%	2/2003	5/2006 (Estimate)	50	2053
	Water and industrial water treatment:	**3,281,000m³/day**						
	Waste water treatment:	**50,000m³/day**						
	Waste management:	**50,000–60,000 tons/year (Estimate)**						

*: *All 3 bridges have ceased collecting toll*

		Gross Length/ Handling Capacity	NWSH's Form of Investment	NWSH's Attributable Interest	Contracted Date	Expected/ Actual Operation Date	JV Period (years)	Expiry Date[1]
	CONTAINER HANDLING, LOGISTICS & WAREHOUSING							
C1	CSX World Terminals Hong Kong Limited	1,200,000 TEUs p.a.	Equity	33.34%	6/1991	6/1991	50	2047
C2	ATL Logistics Centre Hong Hong Limited	5,900,000 sq.ft. (Lettable Area)	Equity	55.67%	10/1985		50	2047
	Phase I					2/1987		
	Phase II					3/1988		
	Phase III					2/1992		
	Phase IV					1/1994		
	Phase V					11/1994		
C3	CSX Orient (Tianjin) Container Terminals Co., Limited	1,400,000 TEUs p.a.	EJV	24.50%	1/1997	1/1999	30	2027
C4	Xiamen Xiang Yu Quay Co., Ltd.	1,000,000 TEUs p.a.	EJV	50.00%	8/1992	4/1997	60	2052
C5	United Asia Terminals (Yantian) Limited	700,000 cbm p.a.	Equity	40.00%	1/1997	2/1997	10	2006
C6	ATL Logistics Centre Yantian Limited	600,000 cbm p.a.	Equity	46.00%	4/2001	1/2002	18	2019
C7	Xiamen New World Xiangyu Warehouse & Processing Zone Limited	89,448 sq.m. (Total Area)	FWOE	100.00%	1/1995	1/1998	50	2045
C8	Xiamen Xinyuan Container Terminal Co., Ltd.	17,400 TEUs p.a.	EJV	70.00%	1/1998	1/1999	20	2018
C9	Asia Container Terminals Limited	1,800,000 TEUs p.a.	Equity	23.34%	12/1998		49	2047
	CT8W (Berth 1)					mid 2004		
	CT8W (Berth 2)					second half 2004		
C10	Suzhou Huisu International Container Freight Wharfs Co., Ltd.	40,000 TEUs p.a. and 600,000 tonnes p.a.	EJV	75.00%	6/1995		30	2025
	Trucking operation					1/1998		
	Terminal operation					4th quarter 2003		

(1) Project or JV expiry date

CJV = Co-operative Joint Venture (profit sharing percentage)
JSC = Joint Stock Company
EJV = Equity Joint Venture (percentage of equity interest)
FWOE = Foreign Wholly Owned Enterprise
n/a = Not Applicable

Project Summary — *Major Property Projects in Mainland China*

Project No.	Project Name	Form of investment	Accounting Classification	NWCL's Attributable Interests	Site Area (sq.m.)	Total GFA (sq.m.)
	MAJOR DEVELOPMENT FOR SALE PROJECTS					
1	Beijing New World Centre Phase II	CJV	JCE	70%	15,243	36,996
2	Chateau Regalia Beijing	CJV	Subsidiary	100%	214,800	125,936
3	Beijing New World Garden Phase I	CJV	JCE	70%	52,800	61,354
	Beijing New World Garden Phase II				26,930	140,222
4	Beijing Xin Yi Garden	CJV	JCE	70%	85,000	418,076
5	Beijing New View Garden Phase I	CJV	JCE	70%	20,730	20,907
	Beijing New View Garden Phase II				204,270	668,430
	Beijing Liang Guang Road Blocks 5, 6 & 7					120,204
	Beijing New View Commercial Centre				7,000	71,040
6	Beijing Xin Yu Commercial Centre	CJV	JCE	70%	20,672	142,108
	Beijing Liang Guang Road Blocks 3 & 4					82,624
	Beijing Liang Guang Road Block 2					47,917
	Beijing Xin Yu Garden				435,800	1,084,983
7	Beijing Xin Kang Garden Phase II	CJV	JCE	70%	101,893	4,313
	Beijing Xin Kang Garden Phase III					133,990
8	Tianjin Xin An Garden Phase I	WFE	Subsidiary	100%	17,148	10,735
	Tianjin Xin An Garden Phase II				3,000	19,000
9	Tianjin New World Garden Phase I	CJV	Other Joint Venture	60%	46,469	70,300
	Tianjin New World Garden Phase II					82,000
10	Tianjin Xin Chun Hua Yuan Development Phase II	CJV	Other Joint Venture	60%	72,800	9,667
	Tianjin Xin Chun Hua Yuan Development Remaining Phases					100,108
11	Jinan Sunshine Garden Phase I	EJV	JCE	65%	206,269	446,478
	Jinan Sunshine Garden Phase II				43,066	100,000
12	Shenyang New World Garden Phase IB	CJV	Subsidiary	90%	80,342	23,069
	Shenyang New World Garden Phase IC				66,380	170,219
	Shenyang New World Garden Phase ID				78,353	175,009
	Shenyang New World Garden Remaining Phases				1,234,102	2,706,230
13	Dalian Manhattan Tower I	EJV	Subsidiary	88%	9,800	17,408
	Dalian Manhattan Tower II					59,632

Residential (sq.m.)	Commercial (sq.m.)	Office (sq.m.)	Hotel (sq.m.)	Others (sq.m.)	Development Status	Expected Completion Date
		127,956			UNDER PLANNING	TBD
	888	22,340		3,859	COMPLETED	N/A
131,036	19,097			6,500	UNDER PLANNING	Dec-04
189,873	21,339				UNDER PLANNING	TBD
36,698					UNDER PLANNING	TBD
14,497				480	UNDER DEVELOPMENT	Aug-04
153,010				9,600	UNDER PLANNING	TBD
77,352					UNDER DEVELOPMENT	Mar-05
91,627	61,953			17,793	COMPLETED	Dec-02
156,200	1,000			6,000	UNDER DEVELOPMENT	Jun-05
1,595,200	83,500			74,240	UNDER PLANNING	TBD
14,049				5,096	COMPLETED	Aug-02
124,209	1,724			23,129	UNDER DEVELOPMENT	Nov-04
89,584	15,156			7,578	UNDER PLANNING	Dec-06
86,252					UNDER DEVELOPMENT	Jun-04
2,815				12,858	COMPLETED	Sep-02
2,914				3,828	COMPLETED	N/A
2,192	7,366			7,795	COMPLETED	N/A
13,158				10,539	COMPLETED	Aug-02
99,722	1,590			28,088	UNDER PLANNING	TBD
115,587				43,944	UNDER DEVELOPMENT	Dec-03
37,790				8,933	UNDER PLANNING	TBD
82,963				11,874	UNDER PLANNING	TBD
80,381				23,115	UNDER PLANNING	TBD
154,179	13,118	3,714		62,933	UNDER DEVELOPMENT	Apr-04
97,691	2,844			23,578	UNDER PLANNING	TBD
4,886				2,863	COMPLETED	N/A
9,244	7,254			25,541	UNDER DEVELOPMENT	Jun-05
49,585	7,248			20,906	UNDER PLANNING	May-06
842,720				81,368	UNDER PLANNING	TBD

Project No.	Project Name	Form of investment	Accounting Classification	NWCL's Attributable Interests	Site Area (sq.m.)	Total GFA (sq.m.)
27	Guangzhou Fangcao Garden Phase I	CJV	JCE	40%	44,516	21,997
	Guangzhou Fangcao Garden Phase II					55,832
28	Guangzhou Park Paradise Phase IIA	CJV	JCE	60%	730,266	21,317
	Guangzhou Park Paradise Phase IIB					90,837
	Guangzhou Park Paradise Phase III					158,360
	Guangzhou Park Paradise Phase IV					159,735
	Guangzhou Park Paradise Remaining Phases					750,309
	Guangzhou Park Paradise Remaining Phases	CJV	Subsidiary	80%	421,453	544,159
29	Guangzhou Xintang New World Garden Phase II	CJV	JCE	60%	283,335	100,962
	Guangzhou Xintang New World Garden Phase III					90,713
	Guangzhou Xintang New World Garden Phase IV					107,604
30	Shenzhen Xilihu Development	CJV	JCE	70%	58,121	29,000
31	Shunde New World Convention & Exhibition Centre Phase II	CJV	Assoc. Co.	35%	14,171	26,499
	Shunde New World Convention & Exhibition Centre Phase III-V					65,849
32	Huiyang Palm Island Golf Resort Phase I	EJV	JCE	34%	15,525	2,510
	Huiyang Palm Island Golf Resort Phase II				4,484	291
	Huiyang Palm Island Golf Resort Phase III				18,734	6,694
	Huiyang Palm Island Golf Resort Phase IV				37,554	37,554
	Huiyang Palm Island Golf Resort Remaining Phases				222,837	212,192
33	Zhaoqing New World Garden Phase I	CJV	Assoc. Co.	40%	12,852	34,713
	Zhaoqing New World Garden Remaining Phases				126,282	304,284
34	Shenzhen New World Yi Shan Garden Phase I	CJV	Subsidiary	90%	25,600	5,596
	Shenzhen New World Yi Shan Garden Phase II				31,500	71,504
	Shenzhen New World Yi Shan Garden Phase III				32,200	103,658
35	Zhuhai New World Riviera Garden Phase I	CJV	JCE	60%	21,584	12,493
	Zhuhai New World Riviera Garden Phase II				19,420	30,031
36	Huizhou Changhuyuan Development Remaining Phases	CJV	Other Joint Venture	63%	65,955	143,513
37	Haikou New World Garden Phase I	CJV	JCE	60%	246,801	36,830
	Haikou New World Garden Phase II					64,127
	Haikou New World Garden Phase III					140,258
	Sub-total					**15,854,315**

Residential (sq.m.)	Commercial (sq.m.)	Office (sq.m.)	Hotel (sq.m.)	Others (sq.m.)	Development Status	Expected Completion Date
13,698	959			7,340	COMPLETED	Aug-02
39,137	1,058			15,637	UNDER PLANNING	TBD
17,137	992			3,188	COMPLETED	N/A
71,233				19,604	UNDER DEVELOPMENT	Nov-04
120,000	2,100			36,260	UNDER PLANNING	Feb-05
116,240	3,500			39,995	UNDER PLANNING	TBD
604,649	17,100			128,560	UNDER PLANNING	TBD
311,408	31,734			201,017	UNDER PLANNING	TBD
83,760	6,084			11,118	UNDER DEVELOPMENT	2004
84,880	3,700			2,133	UNDER PLANNING	2005
100,620	4,223			2,761	UNDER PLANNING	TBD
23,800	5,200				UNDER PLANNING	Jun-05
26,499					UNDER DEVELOPMENT	Oct-03
65,849					UNDER PLANNING	TBD
850			1,660		COMPLETED	N/A
291					COMPLETED	N/A
6,694					COMPLETED	N/A
33,504				4,050	UNDER DEVELOPMENT	Jan-04
184,392				27,800	UNDER PLANNING	TBD
21,577				13,136	UNDER DEVELOPMENT	Dec-03
297,009	2,700			4,575	UNDER PLANNING	TBD
5,233				363	COMPLETED	N/A
45,302	10,392			15,810	UNDER DEVELOPMENT	Jul-04
87,722				15,936	UNDER PLANNING	TBD
9,716		1,093		1,684	COMPLETED	N/A
29,117				914	UNDER DEVELOPMENT	May-04
112,742	3,213			27,558	UNDER PLANNING	Oct-05
33,114				3,716	COMPLETED	N/A
62,535				1,592	UNDER PLANNING	Jun-04
140,025				233	UNDER PLANNING	Apr-05
11,608,979	921,830	755,139	1,660	2,566,707		

Project No.	Project Name	Form of Investment	Accounting Classification	NWCL's Attributable Interests	Site Area (sq.m.)	Total GFA (sq.m.)
	INVESTMENT PROPERTY UNDER DEVELOPMENT					
20a	Nanjing New World Centre	EJV	Subsidiary	92%	11,219	108,092
38	Shanghai Hong Kong New World Tower	CJV	Assoc. Co.	44%	9,953	110,049
32a	Huiyang Palm Island Golf Resort Remaining Phases	EJV	JCE	34%	175,912	10,645
17a	Wuhan New World Centre Phase IIa	WFE	Subsidiary	100%	37,235	131,005
17b	Wuhan New World Centre Phase IIb	CJV	JCE	60%		21,412
	Sub-total					**381,203**
	HOTEL PROPERTY UNDER DEVELOPMENT					
20b	Nanjing New World Centre	EJV	Subsidiary	92%	11,219	16,414
39	Shanghai MayFair Hotel	CJV/EJV	Subsidiary	62%/65%	10,883	71,987
17c	Wuhan New World Centre Phase IIb	CJV	JCE	60%		34,588
	Sub-total					**122,989**
	COMPLETED INVESTMENT PROPERTY PROJECTS					
40	Beijing New World Centre Phase I	CJV	JCE	70%	19,533	135,821
1a	Beijing New World Centre Phase II	CJV	JCE	70%	16,224	101,903
42	Tianjin New World Plaza	WFE	Subsidiary	100%	23,127	101,934
13a	Dalian New World Plaza	EJV	Subsidiary	88%	9,800	73,946
38a	Shanghai Hong Kong New World Tower	CJV	Assoc. Co	44%	9,953	28,343
39a	Shanghai Ramada Plaza	CJV	Subsidiary	62%	9.084	60,032
19a	Wuhan Xin Hua Garden Phase I	CJV	JCE	60%	96,427	46,480
44	Wuhan Int'l Trade & Comm. Centre Annex Building	EJV	Subsidiary	95%	3,806	9,963
24a	Guangzhou New World Oriental Garden Phase I	CJV	Subsidiary	100%	99,885	18,889
31a	Shunde New World Convention & Exhibition Centre Phase I	CJV	Assoc. Co.	35%	14,171	49,203
	Sub-total					**626,514**
	COMPLETED HOTEL PROPERTY PROJECTS					
41	New World Courtyard Hotel, Beijing	CJV	JCE	59%	N/A (included in Beijing New World Centre Phase I)	23,988
43	New World Hotel, Shenyang	EJV	Subsidiary	100%	7,847	32,200
45	New World Courtyard Hotel, Shunde	CJV	Assoc. Co.	33%	4,508	36,524
	Sub-total					**92,712**
	Total					**17,077,733**

Residential (sq.m.)	Commercial (sq.m.)	Office (sq.m.)	Hotel (sq.m.)	Others (sq.m.)	Development Status	Expected Completion Date
	40,980	48,443		18,669	UNDER DEVELOPMENT	Jun-04
	35,869	57,509		16,671	UNDER DEVELOPMENT	Dec-03
	10,645				UNDER PLANNING	TBD
	40,703	53,464		36,838	UNDER DEVELOPMENT	Dec-06
		18,476		2,936	UNDER DEVELOPMENT	Dec-06
—	128,197	177,892	—	75,114		
			16,414		UNDER DEVELOPMENT	Jun-04
			58,650	13,337	UNDER DEVELOPMENT	Dec-03
			34,588		UNDER DEVELOPMENT	Dec-06
—	—	—	109,652	13,337		
6,109	74,232	26,272		29,208		
28,246	46,378			27,279		
	71,999	10,464		19,471		
	49,413			24,533		
	1,370	24,583		2,390		
37,681	22,351					
	36,069			10,411		
		9,963				
	18,889					
	33,254			15,949		
72,036	353,955	71,282	—	129,241		
			23,988			
			32,200			
			36,524			
—	—	—	92,712	—		
11,681,015	1,403,982	1,004,313	204,024	2,784,399		

Financial Section

Contents



DATO' DR. CHENG YU-TUNG *DPMS, LLD(Hon), DBA(Hon), DSSc(Hon) (Aged 78)*

Appointed as Director in May 1970 and has been the Chairman since 1982. Chairman of NWD (Hotels Investments) Limited and Chow Tai Fook Enterprises Limited. Director of Hang Seng Bank Limited. Dr. Cheng is the brother of Mr. Cheng Yue-Pui and father of Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter.



DR. CHENG KAR-SHUN, HENRY *BA, MBA, DBA(Hon), LLD(Hon), GBS (Aged 56)*

Appointed as Director in October 1972, Executive Director in 1973 and Managing Director from 1989. Chairman and Managing Director of New World China Land Limited. Chairman of New World Infrastructure Limited, NWS Holdings Limited and Tai Fook Securities Group Limited. Managing Director of NWD (Hotels Investments) Limited. Director of Chow Tai Fook Enterprises Limited and HKR International Limited. Chairman of the Advisory Council for The Better Hong Kong Foundation. A Committee Member of the Tenth Chinese People's Political Consultative Conference of The People's Republic of China. In 2001, Dr. Cheng was awarded the Gold Bauhinia Star by the Government of the Hong Kong Special Administrative Region. Dr. Cheng is the eldest son of Dato' Dr. Cheng Yu-Tung and brother of Mr. Cheng Kar-Shing, Peter.



THE HONOURABLE LEE QUO-WEI *GBM, JP (Aged 85)*

Appointed as Director in October 1972. Honorary Chairman of Hang Seng Bank Limited. Director of Miramar Hotel & Investment Company Limited and Shanghai Industrial Holdings Limited. Life Member of the Council of The Chinese University of Hong Kong.

LORD SANDBERG, MICHAEL *CBE (Aged 76)*

Appointed as Director from October 1972 to May 1977 and re-appointed in January 1987. Chairman of The Hongkong and Shanghai Banking Corporation Limited from September 1977 to December 1986.



DR. HO TIM *Chev.Leg.d'Hon, DSSc(Hon), DBA(Hon), LLD(Hon), JP (Aged 94)*

Appointed as Director in October 1972. Honorary Chairman of Miramar Hotel & Investment Company Limited. Director of Hang Seng Bank Limited and King Fook Holdings Limited. A Council Member of The Chinese University of Hong Kong. Honorary Permanent President of the Chinese Gold & Silver Exchange Society.



DR. SIN WAI-KIN, DAVID *DSSc(Hon) (Aged 74)*

Appointed as Executive Director in June 1970. Chairman of Myer Jewelry Manufacturer Limited, Honorary Chairman of Hip Hing Construction Company Limited and Vice Chairman of Miramar Hotel & Investment Company Limited. Director of Hang Seng Bank Limited, King Fook Holdings Limited and New World First Bus Services Limited.



MR. CHENG YUE-PUI *(Aged 75)*

Appointed as Director in June 1970. Director of Chow Tai Fook Enterprises Limited. Mr. Cheng is the brother of Dato' Dr. Cheng Yu-Tung.





MR. LIANG CHONG-HOU, DAVID *(Aged 58)*

Appointed as Director in November 1979 and became Executive Director in 1986.



MR. YEUNG PING-LEUNG, HOWARD *(Aged 46)*

Appointed as Director in November 1985. Chairman of King Fook Holdings Limited, Director of Miramar Hotel & Investment Company Limited.



DR. CHA MOU-SING, PAYSON *(Aged 61)*

Appointed as Director in April 1989. Deputy Chairman of HKR International Limited and Chairman of Hanison Construction Holdings Limited and The Mingly Corporation Limited. Dr. Cha is a Member of The National Committee of the Chinese People's Political and Consultative Conference.



MR. CHENG KAR-SHING, PETER *(Aged 51)*

Appointed as Director in October 1994. Director of NWD (Hotels Investments) Limited and NWS Service Management Limited. Deputy Managing Director of New World Development (China) Limited. Executive Director of New World China Land Limited. Mr. Cheng is the son of Dato' Dr. Cheng Yu-Tung and brother of Dr. Cheng Kar-Shun, Henry.

MR. LEUNG CHI-KIN, STEWART *(Aged 64)*

Appointed as Director in October 1994 and has been the Group General Manager since May 1988. Executive Director of New World China Land Limited. Director of New World Hotel Company Limited, New World First Bus Services Limited and Hip Hing Construction Company Limited.



MR. CHAN KAM-LING *(Aged 63)*

Mr. Chan has been appointed as Director since 1994. He is also an Executive Director of New World China Land Limited, a Director of New World First Bus Services Limited and a non-Executive Director of Tai Fook Securities Group Limited. In 2003, Mr. Chan was appointed an Executive Director and Chief Executive Officer of NWS Holdings Limited. He is currently the Managing Director of Hip Hing Construction Company Limited, Sino-French Holdings (Hong Kong) Limited and Macao Water Supply Company Limited as well as a Director of Companhia de Electricidade de Macau.- CEM, S.A.



MR. CHOW KWAI-CHEUNG *(Aged 61)*

Appointed as Director in October 1994. Executive Director of New World China Land Limited and Director of Hip Hing Construction Company Limited.



MR. CHA MOU-ZING, VICTOR *(Alternate Director to Dr. Cha Mou-Sing, Payson) (Aged 53)*

Appointed as Alternate Director in September 2000. Mr. Cha is the Managing Director of HKR International Limited. He has extensive experience in the textile and real estate business. He is active in public services and is member of various public and private bodies, inter alia, the Council Member of the Hong Kong Polytechnic University and The Hong Kong Institute of Education.



The Directors present their Annual Report and Statement of Accounts for the year ended 30 June 2003.

Group Activities

The principal activities of the Company remain investment holding and property investment. The principal activities of the principal subsidiaries, associated companies and jointly controlled entities are shown in Notes 36, 37 and 38 to the Accounts on pages 155 to 163.

Accounts

The result of the Group for the year ended 30 June 2003 and the state of the Company's and the Group's affairs at that date are set out in the Accounts on pages 98 to 163.

Group Reorganisation

On 21 October 2002, the Group underwent reorganisation of certain principal subsidiaries (the "Reorganisation") whereby the 52.4% entire interest in NWS Service Management Limited ("NWSSM"), formerly known as New World Services Limited, and the investments in road, bridge, water treatment and power plant projects of the 54.4% owned New World Infrastructure Limited ("NWI") were disposed of to NWS Holdings Limited ("NWSH"), formerly known as Pacific Ports Company Limited, which was 75.0% owned by NWI. Upon completion of the above transactions, NWI converted the preference shares of NWSH held by it and distributed all the NWSH shares to its shareholders. After the Reorganisation, the Group held 53.5% interest in NWSH and continued to hold 54.4% in NWI.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association and there was no restriction against such right under the laws of Hong Kong.

Dividends

An interim dividend of HK$0.06 per share (2002: HK$0.10 per share) was paid in June 2003 and the directors do not recommend the payment of a final dividend (2002: HK$0.10 per share) for the year ended 30 June 2003.

Share Capital

Details of movements in share capital during the year are set out in Note 26 to the Accounts.

Reserves and Distributable Reserves

Details of movements in reserves are set out in Note 27 to the Accounts.

Five-year Financial Summary

A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on pages 166 and 167.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

Donations

The Group made charitable and other donations during the year amounting to HK$32.8 million (2002: HK$22.4 million).

Fixed Assets

Details of movements in fixed assets during the year are set out in Note 14 to the Accounts.

Connected Transactions

Connected transactions of the Group are set out on pages 73 to 83.

Directors

The Directors of the Company, whose names appear on pages 65 to 68 of this Annual Report, were Directors of the Company during the year and at the date of this report.

In accordance with Article 103 of the Company's Articles of Association, Dr. Cheng Kar-Shun, Henry, Lord Sandberg Michael, Mr. Liang Chong-Hou, David and Dr. Cha Mou-Sing, Payson retire by rotation and, being eligible, offer themselves for re-election.

The Company's Non-executive Directors serve for a term of three years and each is subject to re-election by the shareholders in general meetings upon expiry of appointment.

None of the Directors had a service contract with the Company or any of its subsidiaries which cannot be terminated within one year without any compensation.

Audit Committee

An Audit Committee has been established and the members of the Committee are Dr. Cha Mou-Sing, Payson and Mr. Yeung Ping-Leung, Howard. The principal responsibilities of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls.

Directors' Interests in Contracts

Pursuant to an agreement dated 5 August 1993 (the "Agreement") made between Hotel Property Investments (B.V.I.) Limited ("HPI") and Renaissance Hotel Holdings (B.V.I.) Limited ("Renaissance"), both being former subsidiaries of the Group, and CTF Holdings Limited ("CTF"), HPI agreed to pay CTF an annual fee in accordance with the terms of the Agreement. This Agreement was assigned to NWD (Hotels Investments) Limited ("NWDH"), a subsidiary of the Group, on 25 July 1997. CTF was paid a fee of US$9.3 million (HK$72.2 million) for the year ended 30 June 2003 (2002: US$8.9 million (HK$69.7 million)). Dr. Cheng Kar-Shun, Henry, Director of the Company and Mr. Doo Wai-Hoi, William, a director of certain subsidiaries of the Group, are interested in this transaction to the extent that they have beneficial interests in CTF.

Save for contracts amongst group companies and the aforementioned transactions, no other contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2003, interests of the Directors and their associates in shares, underlying shares and debentures of the Company and its associated corporations which were recorded in the register to be kept by the Company under Section 352 of the Securities and Futures Ordinance ("SFO") are set out on pages 84 to 86.

Directors' Interests in Competing Businesses

During the year and up to the date of this report, the following Directors have interests in the following businesses which are considered to compete or are likely to compete, either directly or indirectly, with the businesses of the Group other than those businesses where the Directors of the Company were appointed as directors to represent the interests of the Company and/or the Group pursuant to the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"):

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Dr. Cheng Yu-Tung	Shun Tak Holdings Limited group of companies	Property investment and development, ferry services and hotel related services	Director
	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	Director
	Melbourne Enterprises Limited group of companies	Property investment	Director
Dr. Cheng Kar-Shun, Henry	Shun Tak Holdings Limited group of companies	Property investment and development, ferry services and hotel related services	Director
	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	Director
	HKR International Limited group of companies	Property investment and development, construction and property management	Director
	Beijing Chang Le Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Beijing Niceline Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Beijing Fu Wah Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Beijing Po Garden Real Estates Development Co., Ltd.	Property development in Beijing	Director
Dr. Sin Wai-Kin, David	Miramar Hotel & Investment Company Limited group of companies	Property investment and hotel operation	Director
Mr. Cheng Yue-Pui	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	Director
	Melbourne Enterprises Limited group of companies	Property investment	Director
Mr. Cheng Kar-Shing, Peter	Chow Tai Fook Enterprises Limited group of companies	Property investment and development and transport	Director
Mr. Chan Kam-Ling	Evergreen Investment Limited	Property investment	Shareholder
	Yearfull Investment Limited	Property investment	Shareholder
	Victory China Development Limited	Property investment	Shareholder
	Gold Asia Trading Limited	Property investment	Shareholder
Mr. Chow Kwai-Cheung	Hinkok Development Limited	Property development	Shareholder
	Asia Leisure Development Company Limited	Property development	Director
	Beijing Chang Le Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Beijing Niceline Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Beijing Fu Wah Real Estates Development Co., Ltd.	Property development in Beijing	Director
	Beijing Po Garden Real Estates Development Co., Ltd.	Property development in Beijing	Director

The above-mentioned Directors' involvement in the management of the above-mentioned entities are not significant nor are the size of the above-mentioned businesses undertaken by the entities in which they were appointed as directors considered as significant as compared to the Group.

As the Board of Directors of the Company is independent of the boards of these entities, the Group is therefore capable of carrying on such businesses independently of, and at arm's length from the businesses of these entities.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Directors' Rights to Acquire Shares or Debentures

Save as disclosed under the section header "Share Option Schemes" below, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company or chief executive or any of their spouse or children under the age of 18 to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Share Option Schemes

Share option schemes of the Group are set out on pages 86 to 94.

Substantial Shareholder

As at 30 June 2003, Chow Tai Fook Enterprises Limited ("CTFEL") and its subsidiaries had interests in 870,785,889 shares in the Company which represent 39.23% to the issued share capital of the Company. All the interests disclosed represent long position in the shares of the Company.

Save for the above, there is no other interest is recorded in the register that is required to be kept under Section 336 of SFO as having an interest in 5.0% or more of the issued share capital of the Company as at 30 June 2003.

Major Customers and Suppliers

During the year, less than 30.0% of the Group's turnover and less than 30.0% of the Group's purchases were attributable to the Group's five largest customers and five largest suppliers respectively.

Corporate Governance

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year covered by this Annual Report.

Practice Note 19 of the Listing Rules

The disclosure pursuant to Practice Note 19 of the Listing Rules is set out on page 95.

Auditors

The Accounts have been audited by Messrs PricewaterhouseCoopers and H.C. Watt & Company Limited, who retire and, being eligible, offer themselves for re-appointment as joint auditors of the Company.

On behalf of the Board

Dr. Cheng Yu-Tung

Chairman

Hong Kong, 16 October 2003

Connected Transactions

(1) The Company and CTFEL, severally in the proportions of 64.0% and 36.0%, have on 29 August 1995 issued an indemnity ("Indemnity") to Renaissance Hotel Group N.V. ("RHG"), a former subsidiary of NWDH, which is now an independent third party, in respect of any obligations of RHG or its subsidiaries may have in respect of certain lease payment obligations under 25 leases or guarantees of leases of Hotel Property Investment, Inc., a Delaware corporation held by HPI.

On 25 July 1997, NWDH sold its entire interests in HPI to CTF, a company controlled by Dr. Cheng Kar-Shun, Henry, a Director of the Company and Mr. Doo Wai-Hoi, William, a director of certain subsidiaries of the Company. Under the sale, the indemnity will continue. Arrangements have therefore been entered into whereby CTFEL will counter-indemnify the Company fully against any liability arising under the Indemnity in respect of the said lease obligations and guarantees of leases. It is presently estimated that the maximum liability of the Company under the Indemnity will be approximately US$54.0 million per annum. Up to now, no payment has ever been made by the Company or CTFEL under the Indemnity.

(2) On 3 December 1998, NWI and CSX World Terminals Hong Kong Limited ("CSX") entered into a deed of guarantee (the "CSX8 Guarantee") in respect of the obligations of CSXWT Terminal 8 Limited ("CSX8") and NWI also entered into another deed of guarantee (the "Sunmall Guarantee") in respect of the obligations of Sunmall Limited ("Sunmall") on the same date. Both the CSX8 Guarantee and the Sunmall Guarantee are in favour of Asia Container Terminals Limited ("ACT"), which is one of the joint developers of the Container Terminal No. 9 ("CT9") at Tsing Yi, and its shareholders. The shareholders of ACT included two independent third parties, Sunmall and CSX8 holding 57.0%, 13.5% and 29.5% interest respectively. Sunmall was at that time a wholly owned subsidiary of NWI and CSX8 was an indirect non-wholly owned subsidiary owned as to 66.1% by NWI and 33.9% by CSX. CSX is a connected person of NWI only by virtue of CSX's substantial shareholding in CSX8.

On 3 December 1999, ACT became a wholly owned subsidiary of Asia Container Terminals Holdings Limited ("ACTH"). All rights and obligations of ACT under the shareholders' agreement, the shareholders' funding agreement and the shareholders' loan agreement of ACT (the "ACT Agreements") are assumed by ACTH.

Following the completion in March 2000 of the disposal of all port and port-related investments to NWSH, Sunmall and CSX8 became indirect non-wholly owned subsidiaries held through NWSH.

On 23 January 2003, the parties to the CSX8 Guarantee entered into a deed of release whereby NWI was released and NWSH had taken up the CSX8 Guarantee with effect from 16 November 2001. On the same date, the parties to the Sunmall Guarantee and NWSH entered into a deed of novation pursuant to which NWI was released and NWSH had taken up the Sunmall Guarantee with effect from the date of completion of the Reorganisation.

(3) In July 1999, a deed of tax indemnity was entered into between the Company and New World China Land Limited ("NWCL") whereby the Company undertakes to indemnify NWCL in respect of, inter alia, certain PRC income tax ("IT") and land appreciation tax ("LAT") in The People's Republic of China ("PRC") payable in consequence of the disposal of certain properties held by NWCL as at 31 March 1999 and in respect of which the aggregate amount of LAT and IT is estimated at approximately HK$6,645.0 million (2002: HK$7,059.0 million). During the year, no such tax indemnity is effected (2002: Nil).

(4) On 19 April 2001, a shareholders' agreement was entered into between Front Drive Limited ("Front Drive"), a wholly owned subsidiary of NWSH, Kingsfund Limited ("Kingsfund") which is an indirect wholly owned subsidiary of CSX World Terminals, LLC. ("CSXWT", a substantial shareholder of CSX8 which is in turn a jointly controlled entity of NWSH), and ATL Logistics Centre Hong Kong Limited ("ATL") which is an associated company of CSXWT and a jointly controlled entity of NWSH for the purpose of setting up a company incorporated in Hong Kong known as ATL Logistics Centre Yantian Limited ("ATLY") to invest in the business in Yantian District, PRC. ATLY is owned as to 18.2% by Front Drive, 31.8% by Kingsfund and 50.0% by ATL.

According to the terms of the aforesaid shareholders' agreement, shareholders' loans will be called by ATLY on a pro-rata basis when required. As at the date of this report, shareholders' loans for ATLY in the total amount of HK$2.0 million had been advanced by Front Drive.

(5) On 27 July 2001, NWCL executed a corporate guarantee in respect of the full obligation and liabilities of a HK$455.0 million Standby Letter of Credit Facility ("L/C Facility") extended by a bank for a period of 49 months to New World Development (China) Limited ("NWDC"), a wholly owned subsidiary of NWCL. The L/C Facility was granted to support a 48-month credit facility of RMB500.0 million extended by a bank in PRC to Nanjing Huawei Real Estate Development Company Limited ("NHRED"), a 92.0% owned subsidiary of NWDC. NWDC had also provided a completion and funding guarantee to procure the construction and completion of the property project undertaken by NHRED. The provision of the aforesaid guarantees by NWCL and NWDC constituted connected transactions of the Group pursuant to rule 14.25(2)(a) of the Listing Rules.

(6) On 19 September 2001, 27 December 2002 and 27 February 2003, Touchful Limited ("Touchful"), a wholly owned subsidiary of NWI, entered into loan agreements ("Loan Agreements") with Apex-Pro Systems Limited ("Apex-Pro"), an indirect 62.8% subsidiary of NWI in which no connected person of NWI is a substantial shareholder, whereby Touchful provides advances up to HK$2.0 million, HK$0.3 million and HK$0.2 million respectively to Apex-Pro at an interest rate of 8.0% per annum. These advances shall be repayable on demand provided that if the advances together with accrued interest is not repaid in full by the first anniversary of the date of the respective Loan Agreements. Apex-Pro shall, upon the request of Touchful, capitalise the outstanding amount of the advances (based on a pre-money valuation of HK$10.0 million for the entire issued share capital of Apex-Pro as at the date of the respective Loan Agreements) into new shares of Apex-Pro. As at the date of this report, these advances have not been repaid and Touchful has not made any request for capitalisation of such outstanding amount.

Touchful also entered into the following loan agreements with Apex-Pro which were repaid during the year:

(a) a loan agreement dated 27 December 2002 in respect of a short term loan of HK$0.1 million for the purpose of rental deposit on new office; and

(b) a loan agreement dated 30 April 2003 in respect of a short term financing of HK$0.1 million bearing interest at the rate of 8.0% per annum.

These advances were made not in proportion to the shareholdings of Apex-Pro. Therefore this transaction constituted connected transaction under the Listing Rules.

(7) ACT entered into a facility agreement (the "ACT Refinanced Loan") in respect of project financing of CT9 for HK$2,700.0 million on 13 November 2001 to refinance the facility agreement (the "ACT Loan") dated 31 January 2000. The ACT Refinanced Loan was severally guaranteed by NWI and the other shareholders of ACTH in proportion of their respective effective equity interest in ACTH which wholly owns ACT. Accordingly, NWI guarantees 33.0% of the ACT Refinanced Loan.

After the acquisition of all ports and port-related investments from NWI in 2000, NWS holds NWI's former interest in ACTH but NWI remains the guarantor for purpose of the ACT Loan and thereafter, the ACT Refinanced Loan.

NWI was released and NWSH had taken up the guarantee in relation to the ACT Refinanced Loan with effect from the date of completion of the Reorganisation pursuant to a deed of release and assumption dated 23 January 2003 made between NWI, NWSH and the facility agent.

(8) On 28 November 2001 and 10 June 2002, Shenzhen Topping Real Estate Development Co., Ltd. ("STRED"), a 90.0% owned subsidiary of NWCL, obtained loan facilities of RMB250.0 million and RMB100.0 million from a bank for a term of 2 years and 3 years respectively to finance a property development project and as general working capital.

NWCL had provided corporate guarantees in respect of the full repayment of the principal and interest payable under the above loan facilities. The provision of the said guarantees constituted connected transactions of the Group pursuant to rule 14.25(2)(a) of the Listing Rules.

(9) On 4 January 2002, a sale and purchase agreement had been entered into between the Company, CTFEL, Triple Wise Investment Company Limited ("Triple Wise"), Asean Resources Holdings Limited ("AR"), Fitmond Limited ("Fitmond") and Wise Come Development Limited ("Wise Come") for the purpose of, inter alia, the acquisition of the entire issued share capital of Poucher Limited ("Poucher"), a wholly owned subsidiary of Fitmond, of US$1.0 (equivalent to approximately HK$7.8) and the shareholder's loan owing by Poucher to Fitmond upon completion at a consideration of HK$7.8 and HK$300.0 million (subject to adjustment) respectively by Wise Come from Fitmond. Poucher, through its wholly owned subsidiaries, is principally engaged in the development of Fanling Sheung Shui Town Lot No. 182 and various lots no in Demarcation District No. 51 in Fanling New Territories with a total site area of approximately 684,264 sq. ft. (the "Properties") for sale and is beneficially interested in the land title of the Properties.

Poucher is now owned as to 80.0% by Triple Wise and as to 20.0% by Wisdom Profit Investments Limited, an indirect wholly owned subsidiary of AR.

Triple Wise is owned equally by the Company and CTFEL and will be solely responsible for the provision of necessary funding to Wise Come for the purpose of the acquisition and future operations of Wise Come. The Company and CTFEL or their respective associates will in turn provide or procure the necessary funding to Triple Wise proportionate to their respective equity interests in Triple Wise ("Transactions").

The provision of financial assistance to Wise Come solely by the Company and CTFEL or their respective associates through Triple Wise will constitute a connected transaction of the Company under Chapter 14 of the Listing Rules.

The Company had been granted a waiver by the Stock Exchange from compliance with the requirements of Chapter 14 of the Listing Rules in respect of the Transactions set out above which constituted connected transaction as defined in the Listing Rules. The Transactions have been reviewed by the Independent Non-executive Directors of the Company who had confirmed that the Transactions were:

(i) in the ordinary and usual course of business of the Company;

(ii) on normal commercial terms and on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

(iii) the aggregate amount of the Transactions was lower than 3.0% of the audited consolidated net tangible assets of the Group.

(10) On 15 May 2002, the Company, CTFEL and Wee Investments (Pte.) Limited ("Wee"), an independent third party property development company, entered into a funding agreement, a performance and completion undertaking and a deed of guarantee entered into by the Company ("Financing Documents"), in favour of the agent for the lenders in respect of HK$1,300.0 million term loan facility granted by a syndicate of banks to Jade Gain Enterprises Limited ("Jade Gain"), which is the developer of Tseung Kwan O Town Lot No. 75 Area 55b development site ("the Project"). The Company, CTFEL and Wee have direct or indirect shareholdings of 45.0%, 30.0% and 25.0% respectively in Jade Gain. The financial obligations of the Company, CTFEL and Wee under the Financing Documents are several and are in proportion to each shareholder's respective shareholding percentage in Jade Gain. However the financial obligations of the Company, CTFEL and Wee under the Financing Documents might be adjusted if one of the party defaulted under the development agreement of the Project dated 6 February 2002. Under such circumstances, the non-defaulting parties would have to assume the financial obligations of the defaulting party under the Financing Documents on a pro rata basis amongst the non-defaulting parties so that a party might have to assume the financing obligations under the Financing Documents greater than the in proportion to each shareholders' respective shareholder's percentage in Jade Gain.

As CTFEL is regarded as a connected person of the Company, entering into of the Financial Documents by the Company would constitute connected transaction of the Company.

(11) Xiamen Xiang Yu Quay Co., Ltd. ("Xiangyu") was 8.0% owned by Xiamen Xiangyu Group Corporation ("Xiangyu Group") and 92.0% owned by New World (Xiamen) Port Investments Limited ("NW (Xiamen)", an indirect wholly owned subsidiary of NWSH) while Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. ("Huijian") was 40.0% owned by Xiangyu Group and 60.0% owned by NW (Xiamen). Xiangyu and Huijian owned berth no. 12 and berths no. 13 and 14 in the East Channel Port Zone of Xiamen in the PRC respectively.

On 28 June 2002, a merger agreement (the "Merger Agreement") was entered into between Xiangyu, Huijian and Xiamen Xiangyu Free Port Developing Co., Ltd. ("Xiangyu Free Port"), a wholly owned subsidiary of Xiangyu Group, which owned berth no. 15 and 16 in the East Channel Port Zone of Xiamen in the PRC, pursuant to which Xiangyu will be merged with Huijian and Xiangyu Free Port by way of absorption (the "Merger").

A new joint venture company under the name of Xiangyu (the "New JV") was established as a result and owned as to 50.0% by Xiangyu Group and 50.0% by NW (Xiamen). The total investment and the registered capital of the New JV are RMB1,150.0 million (approximately HK$1,084.9 million) and RMB384.0 million (approximately HK$362.3 million) respectively. The difference between the total investment and the registered capital of the New JV will be made up of shareholders' loans and/or bank loans and internal funding.

The Merger was completed on 28 January 2003.

NW (Xiamen) was a wholly owned subsidiary of NWSH. Xiangyu Free Port is a connected person of the Group only by virtue of being a wholly owned subsidiary of a substantial shareholder of Huijian and is not otherwise connected with the Group.

(12) On 16 July 2002, Guangzhou Xin Yi Development Limited ("GXYD") was granted a 4-year term loan facility of up to HK$171.6 million and a revolving loan facility of up to RMB228.3 million by a bank to finance the construction and development of its property project. The loan facilities were severally guaranteed by NWCL and CTFEL as to 90.5% and 9.5% respectively, in proportion to their indirect shareholdings in GXYD.

As CTFEL is regarded as a connected person of the Group, the provision of the said guarantee by NWCL constituted connected transaction of the Group pursuant to rule 14.25(2)(b) of the Listing Rules.

(13) On 19 July 2002 and 31 December 2002, NWCL executed corporate guarantees in respect of the full obligation and liabilities of Shanghai Juyi Real Estate Development Co., Ltd. ("SJYRED") under two loan facilities as granted by a bank of up to aggregate principal amounts of RMB100.0 million ("RMB Facility") and US$20.0 million ("US$ Facility") respectively. RMB Facility, with a term of 7 years, was used to finance the development cost of the property project undertaken by SJYRED whilst the US$ Facility, with a term of 1 year, was used to refinance its existing loan of US$20.0 million.

At the date of the transactions, SJYRED was beneficially owned as to 80.0% and 20.0% by NWDC and Stanley Enterprises Limited ("Stanley") respectively. Stanley has agreed to indemnify NWCL in respect of its liabilities under the guarantees in proportion to its shareholding in SJYRED and pay to NWCL a guarantee fee of 0.25% per annum on the amount of the loan facilities being utilised by SJYRED. The shareholdings in SJYRED was subsequently changed to 70.0% and 30.0% as being held by NWDC and Stanley respectively since 14 March 2003.

By virtue of the fact that Stanley is a substantial shareholder of certain subsidiaries of the Group, and is wholly owned by a director of NWCL, Mr. Doo Wai-Hoi, William, since 3 December 2002, the provision of the said guarantees and payment of the guarantee fee by Stanley constituted connected transactions of the Group.

(14) On 24 July 2002, a sale and purchase agreement was entered into between Yue Wah Enterprises Company Limited ("Yue Wah"), a wholly owned subsidiary of the Company, and Bing Fu Investment Company Limited ("Bing Fu"), a wholly owned subsidiary of CTFEL.

Pursuant to the sale and purchase agreement, the Company and Yue Wah respectively agreed to dispose to Bing Fu of 12.5% of the entire issued share capital of each of Mightypattern Limited ("Mightypattern") and Waldorf Realty Limited ("Waldorf") respectively at an aggregate cash consideration of approximately HK$164.0 million which would be adjusted in accordance with the audited financial statements of Mightypattern and Waldorf respectively as at 24 July 2002.

Bing Fu is a wholly owned subsidiary of CTFEL, the disposal constituted connected transaction for the Company under the Listing Rules.

(15) On 25 July 2002, Shanghai Ramada Plaza Ltd. ("Shanghai Ramada"), then 57.0% owned subsidiary of NWCL, was granted loan facilities of US$10.0 million and RMB300.0 million by two banks for terms of 5 years to finance the construction of its property project and as general working capital. Upon granting of the loan facilities, NWCL provided guarantees in respect of the full obligation and liabilities of Shanghai Ramada under the loan facilities as well as the completion of Shanghai Ramada Plaza and undertook that the funding requirement relating to the completion of its construction would be fulfilled.

On 24 June 2003, Shanghai Ramada, then 61.7% owned subsidiary of NWCL, had obtained another loan facility of RMB100.0 million from a bank for a term of 5 years to finance the construction of its property project. The obligation and liabilities of Shanghai Ramada under the aforesaid loan facility are also guaranteed by NWCL.

The other shareholders of Ramada Property Ltd. ("Ramada Property"), being the holding company of Shanghai Ramada having 95.0% interest in Shanghai Ramada, had agreed to indemnify NWCL in respect of its liability under the guarantees and pay to NWCL a guarantee fee of 0.25% per annum on the amount of the loan facilities being utilised by Shanghai Ramada in proportion to their shareholding in Ramada Property.

Stanley, having 20.0% interest in Ramada Property, is a connected person of the Group. The provision of the guarantees by NWCL in respect of the loan facilities and payment of the guarantee fee by Stanley constituted connected transactions of the Group.

(16) On 29 July 2002, Shunde Shunxing Real Estate Co., Ltd. ("Shunde Shunxing") was granted a 3-year term loan facility of RMB50.0 million from a bank to finance a property development project. Shunde Shunxing was owned by Global Perfect Development Limited ("Global Perfect") and an independent third party as to 70.0% and 30.0% respectively. Global Perfect is indirectly owned as to 50.0% and 50.0% by NWCL and CTFEL respectively.

The loan facility was severally guaranteed by NWCL and CTFEL in proportion to their indirect shareholdings in Global Perfect. Since CTFEL is a connected person, the provision of the said guarantee by NWCL constituted a connected transaction of the Group pursuant to rule 14.25(2)(b) of the Listing Rules.

(17) Fortune Leader Overseas Chinese (Daiyawan) Real Estate Development Co., Ltd. ("Fortune Leader Real Estate") was granted a 4-year banking facility with principal amount of up to HK$30.0 million ("HK$30.0 million facility") on 6 September 2002 and additional facility of HK$40.0 million on 17 July 2003 to finance the development cost of its property projects. Fortune Leader Real Estate is 80.0% owned by Dragon Fortune Limited ("Dragon Fortune") and 20.0% by an independent third party. Dragon Fortune is in turn owned by NWCL, Potassium Crop. ("Potassium"), Sun City Holdings Limited ("Sun City"), a 30.6% owned associated company, and independent third parties as to 36.4%, 7.1%, 20.3% and 36.2% respectively. Effectively, NWCL owns Dragon Fortune as to 42.6%.

The obligation and liabilities of Fortune Leader Real Estate under the banking facilities were guaranteed by NWCL, a director of NWCL ("Personal Guarantor") and certain independent shareholders of Dragon Fortune in the proportion of 39.3%, 30.6% and 30.1% respectively on several basis.

Potassium is wholly owned by the Personal Guarantor. Sun City is a 30.6% owned associated company of NWCL and is also a connected person of NWCL by virtue of the deemed interest of the Personal Guarantor in more than one-third of its issued share capital. Accordingly, the provision of the guarantee by NWCL in respect of the banking facilities to Fortune Leader Real Estate constituted connected transactions under rule 14.25(2)(b) of the Listing Rules.

(18) On 18 October 2002 and 2 December 2002, NWCL executed corporate guarantees to secure the full obligation and liabilities of Nanjing Huawei Real Estate Development Company Limited ("Nanjing Huawei") under two banking facilities in the principal amounts of RMB35.0 million and RMB17.0 million respectively as granted by a bank for a term of 1 year, subject to renewal. The banking facilities would be utilised to finance the development cost of the property projects of Nanjing Huawei.

The provision of the corporate guarantees by NWCL constituted connected transactions of the Group pursuant to rule 14.25(2)(a) of the Listing Rules.

(19) On 21 October 2002, the Group underwent Reorganisation. The Reorganisation comprises three inter-conditional parts: (a) the acquisition of the infrastructure assets by NWSH from NWI for an aggregate consideration (comprising cash, consideration shares of NWSH and an undertaking by NWSH to pay certain liabilities of NWI in the aggregate amount of approximately HK$886.0 million) of approximately HK$10,227.0 million (subject to certain adjustments if any, on the cash portion of the consideration); (b) the acquisition of the entire share capital in NWSSM by NWSH from the Company and other NWSSM shareholders for a consideration of approximately HK$10,913.0 million which was satisfied by the issue of the NWSH shares; and (c) a distribution of all the ordinary shares of NWSH held by NWI (the "NWSH Distribution Shares", including consideration shares issued by NWSH and the ordinary shares allotted by NWSH upon conversion in full of the preference shares) to its shareholders in the ratio of 5.87 NWSH Distribution Shares to 1 NWI share held on 29 January 2003.

The Reorganisation was completed on 29 January 2003 and NWSH then became a 53.5% owned subsidiary of the Group.

(20) On 11 December 2002, NWCL executed corporate guarantee to secure the full obligation and liabilities of Dalian New World Plaza International Co., Ltd., a 88.0% owned subsidiary of NWCL, of banking facilities with principal amount of RMB100.0 million, as granted by a bank for a term of 2 years. The banking facilities would be utilised to finance the development cost of its property projects.

The provision of the corporate guarantee by NWCL constituted a connected transaction of the Group pursuant to rule 14.25(2)(a) of the Listing Rules.

(21) On 19 December 2002, Shanghai Mayfair Hotel Co., Ltd. ("Shanghai Mayfair") was granted a banking facility of up to an aggregate principal amount of HK$10.0 million and RMB74.0 million respectively ("Loan Facility") by a bank for a term of 2 years to refinance its existing loans of HK$10.0 million and RMB74.0 million. NWCL had provided guarantee in respect of the full obligation and liabilities of Shanghai Mayfair under the Loan Facility.

Shanghai Mayfair is indirectly owned as to 99.0% by Ramada Property. The other shareholders of Ramada Property have agreed to indemnify NWCL in respect of its liability under the guarantee and pay to NWCL a guarantee fee of 0.25% per annum on the amount of the Loan Facility being utilised by Shanghai Mayfair in proportion to their shareholding in Ramada Property.

Since Stanley is a connected person of the Group, the provision of the guarantee by NWCL in respect of the Loan Facility and the payment of guarantee fee by Stanley constituted connected transactions of the Group.

(22) On 8 January 2003, Fortune Leader Overseas Chinese (Daiyawan) Investment Co., Ltd. ("Fortune Leader Investment") was granted a 4-year banking facility with principal amount of up to HK$50.0 million to finance the development cost of its property projects. Fortune Leader Investment is 80.0% owned by Dragon Fortune.

The obligation and liabilities of Fortune Leader Investment under the banking facility were guaranteed by NWCL, a director of NWCL ("Personal Guarantor") and certain independent shareholders of Dragon Fortune in the proportion of 39.8%, 29.5% and 30.7% respectively on several basis.

Potassium is wholly owned by the Personal Guarantor. Since Sun City is a connected person of the Group. The provision of the guarantee by NWCL in respect of the banking facility to Fortune Leader Investment constituted connected transaction under rule 14.25(2)(b) of the Listing Rules.

(23) On 20 February 2003, NWDC entered into an agreement with Sino Asset Property Limited ("Sino Asset") whereby NWDC agreed to sell and assign and Sino Asset agreed to purchase 1 ordinary share, being the entire issued share capital, in Steady Profits Limited ("Steady Profits") together with the shareholder's loan in the sum of HK$270.6 million due and owing by Steady Profits to NWDC for a cash consideration of HK$347.8 million. The transaction was completed on 24 February 2003.

Steady Profits was an investment holding company having 35.0% interests in Niceline Company Limited ("Niceline"), which in turn indirectly engaged in the development of a property project in Tienchu Township, Shunyi County, Chaoyang District, PRC.

By virtue of the fact that Sino Asset is wholly owned by CTFEL which in turn is a connected person of the Group, the disposal constituted a connected transaction of the Group.

(24) On 14 March 2003, NWDC entered into an agreement with Stanley whereby NWDC agreed to transfer and Stanley agreed to acquire a participating interest representing 10.0% equity interest in SJYRED for a cash consideration of HK$72.1 million. SJYRED is principally engaged in the development of Shanghai Hong Kong New World Garden. After the transaction, SJYRED was beneficially owned by NWDC and Stanley as to 70.0% and 30.0% respectively.

On the same day, NWDC and Stanley entered into another agreement for the transfer of a participating interest representing 10.0% equity interest in Fung Seng Estate Development (Shanghai) Co., Ltd. ("Fung Seng") from NWDC to Stanley for a cash consideration of HK$13.2 million. The principal business of Fung Seng is the ownership of an office building located in Huaihaizhong Road, Xuhui District, Shanghai, PRC and two parcels of vacant sites in Mengzi Road, Luwan District, Shanghai, PRC. After the transaction, Fung Seng was beneficially owned by NWDC and Stanley as to 70.0% and 30.0% respectively.

As Stanley is a connected person of the Group, the aforesaid agreements constituted connected transactions of the Group.

(25) On 19 March 2003, New World First Ferry Services (Macau) Limited ("NWFF (Macau)"), Best Conquer Properties Limited ("Best Conquer"), the registered owners of 8 vessels (the "Vessel Owners"), CTFEL and Star Success Enterprises Limited ("Star Success") entered into a master charter agreement (the "Master Charter Agreement"), pursuant to which NWFF (Macau) conditionally agreed to enter into 8 separate bareboat charters (the "Bareboat Charters") with the Vessel Owners. Under the Bareboat Charters, NWFF (Macau) will charter the 8 vessels for an initial term of 4 years commencing from the date of the Bareboat Charters. The same terms and conditions of the Bareboat Charters will apply to the renewed Bareboat Charters (except for the right of renewal, which will not be available under any renewed Bareboat Charters, and the term of lease, which may not exceed 4 years). The charter hire payable by NWFF (Macau) to the Vessel Owners each year will be equal to 25.0% of the fare revenue from the operation of the 8 vessels and are subject to a maximum amount which is equal to 3.0% of the audited consolidated net tangible assets of NWSH for the preceding financial year.

Under the Master Charter Agreement, CTFEL and Star Success have agreed to provide guarantees in favour of NWFF (Macau) for the fact that if the net profit before tax of NWFF (Macau) attributable to the operation of the vessels (the "Vessels Operation Profit") for any particular financial year as set out in its pro forma consolidated or combined profit and loss account during the charter period is less than HK$10.0 million (or such lesser amount as is proportional, on the basis of a 365 day a year, thereto in respect of any part of a charter period which does not extend to the entire financial year of NWFF (Macau)) (the "Guaranteed Sum"), CTFEL will pay NWFF (Macau) an amount equal to the shortfall in cash within 2 months after the issue of certificate by auditors upon finalisation of the said account, provided that such amount shall not in any event exceed the aggregate charter hires payable and actually paid by NWFF (Macau) to the Vessel Owners under the Bareboat Charters for the relevant year.

By virtue of the fact that NWFF (Macau) is an indirect wholly owned subsidiary of NWSH. Star Success is an indirect wholly owned subsidiary of CTFEL, which in turns holds approximately 54.0% of the issued share capital (and hence a controlling shareholder) of NWSH. Best Conquer and the Vessel Owners are direct or indirect wholly owned subsidiaries of Star Success and, accordingly, are connected persons of NWSH, the transaction therefore constituted connected transaction for the Group.

NWSH and the Company had made a joint announcement on 14 August 2003 stating that based on the unaudited proforma combined profit and loss account of NWFF (Macau) and as a result of the adverse effects from the SARS outbreak in Hong Kong, there would be a shortfall in the Vessels Operation Profit for the Guaranteed Sum. According to the audited financial statements of NWFF (Macau), the shortfall amounted to HK$8.5 million for the year ended 30 June 2003.

The Company had been granted conditional waivers by the Stock Exchange from strict compliance of the requirements of Chapter 14 of the Listing Rules in respect of the above transactions which constituted connected transactions as defined in the Listing Rules. These transactions have been reviewed by the Independent Non-executive Directors of the Company who have confirmed that the transactions were:

(a) in the ordinary course of business of the Company;

(b) on normal commercial terms and on an arm's length basis;

(c) where there are agreements governing such transactions, such transactions have been carried out in accordance with the terms of the agreements governing such transactions, or where there are no such agreements, on terms no less favourable than terms available to or from independent third parties;

(d) entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(e) within the maximum amounts as agreed with the Stock Exchange.

(26) On 26 March 2003, a sale and purchase agreement was entered into among (i) Wealthy Century Group Limited ("Wealthy Century"), an indirect wholly owned subsidiary of the Company, as vendor and (ii) the Company as vendor's guarantor and (iii) Yass Pacific Corporation ("Yass Pacific") as purchaser and (iv) Mr. Ko Chung-Lun, ("Mr. Ko"), a director of Wide Ocean Investment Limited ("Wide Ocean") and the sole beneficial owner of Yass Pacific, as purchaser's guarantor in respect of the sale by Wealthy Century to Yass Pacific of all its 5,007 Shares, representing 50.1% of the issued share capital of Wide Ocean together with the aggregate principal and interest amount of the loans advanced by Wealthy Century of about HK$10.4 million to Wide Ocean, for an aggregate consideration of approximately HK$244.2 million plus an additional amount of interest.

Wide Ocean, an indirect subsidiary of the Company, was owned as to 50.1% by Wealthy Century and 49.9% by Yass Pacific. Therefore, Yass Pacific was a substantial shareholder of Wide Ocean. Accordingly, the above sale and purchase agreement constituted a connected transaction under Rule 14.23(1) of the Listing Rules.

(27) On 7 April 2003, NWCL executed a corporate guarantee to secure 50.0% of the indebtedness of Global Perfect under a loan facility of up to HK$300.0 million as provided by a bank under a loan agreement dated 27 March 1997 for a term of 7 years to finance its property development project. Global Perfect is indirectly owned as to 50.0% and 50.0% by NWCL and CTFEL respectively. CTFEL had provided full guarantee in respect of the loan facility since 27 March 1997.

As CTFEL is regarded as a connected person of the Group, the provision of the aforesaid guarantee by NWCL constituted a connected transaction of the Group pursuant to rule 14.25(2)(b) of the Listing Rules.

(28) On 8 July 2003, NWI had provided a financial support undertaking in relation to the total investment amount and registered capital (amounting to US$0.1 million (equivalent to HK$1.2 million) respectively) as stated in the articles of association of 北京諾美亞生物科技有限公司, a wholly foreign owned enterprise to be established by NoveMed Group Ltd., in the PRC. NoveMed Group Ltd. is an indirect 65.0% subsidiary of NWI in which no connected person of NWI is a substantial shareholder.

(29) The Company had advanced an aggregate of HK$634.7 million to Spark Investment Limited, a wholly owned subsidiary of the Company, to finance a development project in Tai Po Tsai, Sai Kung, New Territories held by a 56.0% indirectly owned subsidiary, as at 30 June 2003. The advance is unsecured and carries interest at 3.0% above Hong Kong Interbank Offered Rate ("HIBOR"). The Company had received a total interest payment of HK$32.4 million for the said advance during the year.

The advance was made not in proportion to the shareholdings of the said project. Therefore this transaction constituted connected transaction under the Listing Rules.

(30) NWSH had advanced an aggregate of HK$8.2 million to New Waly Interior Products Limited, in which NWSH held 70.0% indirect interest, as at 30 June 2003. The advance is unsecured and carries interest at 1.0% over Hong Kong Prime rate. NWSH had received a total interest payment of HK$0.2 million for the said advance during the year.

(31) New World Finance Company Limited and Sexon Enterprises Limited, wholly owned subsidiaries of the Group, had advanced HK$2,484.2 million (2002: HK$2,886.0 million) in aggregate to NWCL as at 30 June 2003. These loans are unsecured and carry interest ranging from 3 months HIBOR to 0.5% above London Interbank Offered Rate per annum, and are repayable from June 2004 to December 2006. The interest charged by these subsidiaries of the Group to NWCL for the year ended 30 June 2003 in respect of these loans amounted to HK$39.2 million (2002: HK$74.1 million).

Save as disclosed above, a summary of significant related party transactions that did not constitute connected transactions made during the year was disclosed in Note 33 to the Accounts.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2003, the interests of the Directors and their associates in shares, underlying shares and debentures of the Company or any of its associated corporations which were recorded in the register required to be kept by the Company under Section 352 of SFO were as follows:

(A) Long position in shares

		Number of shares					
	Capacity	Personal interests	Family interests	Corporate interests	Other interests	Total	Approximate % of shareholding
New World Development Company Limited							
(Ordinary shares of HK$1.00 each)							
The Honourable Lee Quo-Wei	Interest of controlled corporation and member of trustee of charitable foundation	—	—	3,665,865	253,321	3,919,186	0.18
Dr. Ho Tim	Beneficial owner	1,805,813	—	—	—	1,805,813	0.08
Dr. Sin Wai-Kin, David	Beneficial owner and interest of spouse	3,363,363	33,642	—	—	3,397,005	0.15
Mr. Leung Chi-Kin, Stewart	Beneficial owner	23,253	—	—	—	23,253	—
Mr. Chan Kam-Ling	Beneficial owner	96,669	—	—	—	96,669	—
Mr. Chow Kwai-Cheung	Beneficial owner	20,818	—	—	—	20,818	—
Dragon Fortune Limited							
(Ordinary shares of US$1.00 each)							
Mr. Cheng Kar-Shing, Peter	Interest of controlled corporation	—	—	15,869	—	15,869	27.41
HH Holdings Corporation							
(Ordinary shares of HK$1.00 each)							
Dr. Sin Wai-Kin, David	Beneficial owner	42,000	—	—	—	42,000	7.00
Mr. Chan Kam-Ling	Beneficial owner	15,000	—	—	—	15,000	2.50
Master Services Limited							
(Ordinary shares of US$0.01 each)							
Mr. Leung Chi-Kin, Stewart	Beneficial owner	16,335	—	—	—	16,335	1.63
Mr. Chan Kam-Ling	Beneficial owner	16,335	—	—	—	16,335	1.63
Mr. Chow Kwai-Cheung	Beneficial owner	16,335	—	—	—	16,335	1.63
New World China Land Limited							
(Ordinary shares of HK$0.10 each)							
Mr. Chan Kam-Ling	Beneficial owner	100,000	—	—	—	100,000	0.01
Mr. Chow Kwai-Cheung	Beneficial owner	126	—	—	—	126	—

(A) Long position in shares (continued)

	Capacity	Number of shares Personal interests	Family interests	Corporate interests	Other interests	Total	Approximate % of shareholding
New World Infrastructure Limited							
(Ordinary shares of HK$1.00 each)							
Dr. Cheng Kar-Shun, Henry	Interest of spouse	—	1,000,000	—	—	1,000,000	0.11
Dr. Ho Tim	Beneficial owner	148	—	—	—	148	—
Dr. Sin Wai-Kin, David	Beneficial owner and interest of spouse	5,594	53	—	—	5,647	—
Mr. Liang Chong-Hou, David	Beneficial owner	262	—	—	—	262	—
Mr. Chan Kam-Ling	Beneficial owner	6,800	—	—	—	6,800	—
New World Sun City Limited							
(Ordinary shares of HK$1.00 each)							
Mr. Cheng Kar-Shing, Peter	Interest of controlled corporation	—	—	300	—	300	30.00
NWS Holdings Limited							
(Ordinary shares of HK$1.00 each)							
Dr. Cheng Kar-Shun, Henry	Interest of spouse	—	587,000	—	—	587,000	0.03
Dr. Sin Wai-Kin, David	Interest of controlled corporation	—	—	32,224,060	—	32,224,060	1.81
Mr. Cheng Kar-Shing, Peter	Beneficial owner	2,989,700	—	—	—	2,989,700	0.17
Mr. Liang Chong-Hou, David	Beneficial owner	153	—	—	—	153	—
Mr. Leung Chi-Kin, Stewart	Beneficial owner	3,946,238	—	—	—	3,946,238	0.22
Mr. Chan Kam-Ling	Beneficial owner and interest of controlled corporation	3,991	—	10,254,321	—	10,258,312	0.58
Mr. Chow Kwai-Cheung	Beneficial owner	2,264,652	—	—	—	2,264,652	0.13
Sun City Holdings Limited							
(Ordinary shares of HK$1.00 each)							
Mr. Cheng Kar-Shing, Peter	Interest of spouse and interest of controlled corporation	—	80,000	3,570,000	—	3,650,000	45.63
YE Holding Limited							
(Ordinary shares of HK$1.00 each)							
Mr. Leung Chi-Kin, Stewart	Beneficial owner	37,500	—	—	—	37,500	1.50

(B) Long position in underlying shares — share options

Under the respective share option schemes of NWCL, NWI and NWSH, share options may be granted respectively to certain directors and employees of NWCL, NWI or NWSH to subscribe for shares. Certain Directors of the Company have interest in share options to subscribe for shares in NWCL or NWI respectively.

Share Option Schemes of NWCL

The 2000 Share Option Scheme of NWCL was terminated by NWCL at its annual general meeting held on 26 November 2002 ("2002 AGM"). Any share options which were granted under the 2000 Share Option Scheme of NWCL prior to such termination shall continue to be valid and exercisable in accordance with the terms of the 2000 Share Option Scheme of NWCL. At the 2002 AGM of NWCL, a new share option scheme was adopted in compliance with the new requirements of the Listing Rules. No share option had been granted to any director of NWCL under the new share option scheme for the year ended 30 June 2003.

A summary of share option schemes of NWCL disclosed in accordance with the Listing Rules is as follows:

	2000 Share Option Scheme	2002 Share Option Scheme
Purpose of the schemes	As incentive to employees, including executive directors of NWCL or its subsidiaries.	To provide an opportunity for the full-time or part-time employees, including directors of NWCL or its subsidiaries to participate in the equity of NWCL as well as to motivate them to optimize their performance.
Participants of the schemes	Full-time employees, including any directors of NWCL or its subsidiaries	Full-time or part-time employees, including directors of NWCL or its subsidiaries
Total number of shares available for issue under the schemes and percentage of issued share capital as at the date of NWCL's annual report	NWCL had granted share options representing the rights to subscribe for 65,745,200 shares of NWCL under the 2000 Share Option Scheme, representing approximately 4.4% of the shares in issue as at the date of NWCL's report. No further options will be granted under the 2000 Share Option Scheme	NWCL had granted share options representing the rights to subscribe for 3,558,400 shares of NWCL under the 2002 Share Option Scheme. NWCL may further grant share options to subscribe for 144,636,029 shares of NWCL, representing approximately 9.8% of the total issued share capital of NWCL.
Maximum entitlement of each participant under the schemes	25.0% of the aggregate number of shares for the time being issued and issuable under the scheme	The total number of shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding options) in any 12-month period must not exceed 1.0% of the shares in issue unless the same is approved by NWCL's shareholders in general meeting.
The period within which the shares must be taken up under an option	At any time during a period to be notified by the NWCL's directors, which period not to exceed 5 years commencing on the expiry of 1 month after the date on which the option is accepted and expiring on the last day of the 5-year period.	At any time during a period to be notified by NWCL's directors, which period not to exceed 5 years commencing on the expiry of 1 month after the date on which the option is accepted and expiring on a date not later than the last day of the 5-year period.
The minimum period for which an option must be held before it can be exercised	1 month	1 month

	2000 Share Option Scheme	2002 Share Option Scheme
The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid	HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer.	HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer.
The basis of determining the exercise price	The exercise price shall be determined by NWCL's directors, being the higher of: (a) not less than 80.0% of the average closing price of shares on the Stock Exchange as stated in the Stock Exchange's daily quotations sheets for the 5 trading days immediately preceding the date of offer; or (b) the nominal value of a share.	The exercise price shall be determined by NWCL's directors, being at least the higher of: (a) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of offer, which must be a business day; and (b) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of offer.
The remaining life of the schemes	The 2000 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 18 December 2000.	The 2002 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 26 November 2002.

Share options granted to Directors

Name of Director	Cash consideration per share HK$	Date of grant	Exercisable period	Number of share options with exercise price of HK$1.955 per share Balance at 1 July 2002	Balance at 30 June 2003
Dr. Cheng Kar-Shun, Henry	10.0	7 February 2001	8 March 2001 to 7 March 2006	5,000,000	5,000,000[(1)]
Mr. Cheng Kar-Shing, Peter	10.0	9 February 2001	10 March 2001 to 9 March 2006	2,500,000	2,500,000[(1)]
Mr. Leung Chi-Kin, Stewart	10.0	7 February 2001	8 March 2001 to 7 March 2006	500,000	500,000[(1)]
Mr. Chan Kam-Ling	10.0	9 February 2001	10 March 2002 to 9 March 2006[(2)]	400,000	400,000[(1)]
Mr. Chow Kwai-Cheung	10.0	9 February 2001	10 March 2001 to 9 March 2006	500,000	500,000[(1)]
				8,900,000	8,900,000

(1) The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of each grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous years, unless otherwise specified in note (2).

(2) The share options were exercisable during the remaining exercisable period of four years, provided that the maximum number of share options that can be exercised during a year is 25.0% of the outstanding balance of the share options held on the respective commencement dates of the exercisable period.

(3) No share option was exercised by the directors of NWCL for the year ended 30 June 2003.

Share Option Schemes of NWCL (continued)

Share options granted to employees

Date of grant	Cash consideration per share HK$	Number of share options: Balance at 1 July 2002	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June 2003	Exercise price per share HK$
2000 Share Option Scheme							
5 February 2001 to 2 March 2001	10.00	38,927,600	—	(42,400)[2]	(2,911,600)	35,973,600	1.955
2 May 2001 to 29 May 2001	10.00	458,400	—	—	—	458,400	2.605
29 June 2001 to 26 July 2001	10.00	2,328,000	—	—	—	2,328,000	3.192
31 August 2001 to 27 September 2001	10.00	2,130,000	—	—	—	2,130,000	2.380
26 March 2002 to 22 April 2002	10.00	2,067,600	—	—	(524,400)	1,543,200	2.265
		45,911,600	—	(42,400)	(3,436,000)	42,433,200	
2002 Share Option Scheme							
3 January 2003 to 30 January 2003	10.00	—	1,344,000[3]	—	—	1,344,000	1.33
12 May 2003 to 6 June 2003	10.00	—	2,214,400[3]	—	—	2,214,400	1.00
		—	3,558,400	—	—	3,558,400	

(1) The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of each grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous years.

(2) The weighted average closing price of the shares immediately before the dates on which share options were exercised was HK$2.05.

(3) The closing prices per share immediately before 3 January 2003 and 12 May 2003, the dates of grant, were HK$1.33 and HK$1.00 respectively.

The fair values of the share options granted during the year with exercise prices per share of HK$1.33 and HK$1.00 are estimated at HK$0.49 and HK$0.59, respectively, using the Black-Scholes option pricing model. Values are estimated based on the risk-free rate of 0.975% per annum with reference to the rate prevailing on the Exchange Fund Notes, a one-year period historical volatility of 0.5, assuming no dividends and an expected option life of 5 years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Option Schemes of NWI

Pursuant to the share option schemes adopted on 3 October 1997 (the "1997 Share Option Scheme") and 6 December 2001 (the "2001 Share Option Scheme"), NWI may grant options to directors and employees of NWI or any of its subsidiaries to subscribe for shares in NWI. No option had been granted under the 2001 Share Option Scheme since its adoption.

Summary of share option schemes of NWI disclosed in accordance with the Listing Rules is as follows:

	1997 Share Option Scheme	2001 Share Option Scheme
Purpose of schemes	As incentive to employees (including any director) of NWI or any of its subsidiaries.	To provide an opportunity for employees (including any director) of NWI or any of its subsidiaries to participate in the equity of NWI as well as to motivate them to optimise their performance.
Participants of the schemes	Full time employees (including any director) of NWI or its subsidiaries.	Full time employees (including any director) of NWI or its subsidiaries.
Total number of shares available for issue under the schemes and percentage of issued share capital as at the date of NWI's annual report	6,352,800 shares (approximately 0.7% of the issued share capital as at the date of NWI's annual report), being the outstanding options unexercised. No further options will be granted under the 1997 Share Option Scheme upon adoption of the 2001 Share Option Scheme.	The total number of shares which may be issued upon exercise of all options to be granted under the 2001 Share Option Scheme and any other schemes of NWI must not in aggregate exceed 10.0% of the shares in issue as at the date of adoption of the 2001 Share Option Scheme, i.e. 85,533,125 shares (the 10.0% Limit), representing approximately 9.0% of the issued share capital as at the date of NWI's annual report. The 10.0% Limit may be refreshed with the approval of shareholders of NWI. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2001 Share Option Scheme and any other schemes must not exceed 30.0% of the shares in issue from time to time. No option has been granted under the 2001 Share Option Scheme since its adoption.
Maximum entitlement of each participant under the schemes	25.0% of the aggregate number of shares for the time being issued and issuable under the scheme.	The total number of shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding options) in any 12-month period must not exceed 1.0% of the shares in issue unless the same is approved by NWI's shareholders in general meeting.
The period within which the shares must be taken up under an option	At any time during a period to be notified by the NWI's directors, which period not to exceed 5 years commencing on the expiry of 6 months after the date of grant of an option and expiring on the last day of the 5-year period.	At any time during a period to be notified by the NWI's directors, which period not to exceed 7 years commencing on the expiry of 1 month after the date of grant of an option and expiring on the last day of the 7-year period.
The minimum period for which an option must be held before it can be exercised	6 months	1 month

Share Option Schemes of NWI (continued)

	1997 Share Option Scheme	2001 Share Option Scheme
The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid	HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer.	HK$10.0 is to be paid as consideration for the grant of option within 28 days from the date of offer.
The basis of determining the exercise price	The exercise price shall be determined by the NWI's directors, being the higher of: (a) not less than 80.0% of the average closing price of shares on the Stock Exchange as stated in the Stock Exchange's daily quotations sheets for the 5 trading days immediately preceding the date of offer; or (b) the nominal value of a share.	The exercise price shall be determined by the NWI's directors, being at least the higher of: (a) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of offer, which must be a business day; and (b) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of offer.
The remaining life of the schemes	The 1997 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 3 October 1997.	The 2001 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 6 December 2001.

Share options granted to Directors

			Number of share options			
Name of Director	Cash consideration per share HK$	Date of grant	Balance at 1 July 2002	Lapsed during the year	Balance at 30 June 2003	Exercise price per share HK$
Dr. Cheng Kar-Shun, Henry	10.0	2 December 1998	600,000	—	600,000[1]	10.20
		2 December 1998	2,400,000	—	2,400,000[2]	12.00
Mr. Cheng Kar-Shing, Peter#	10.0	1 December 1998	120,000	(120,000)	—[1]	10.20
		1 December 1998	480,000	(480,000)	—[2]	12.00
Mr. Leung Chi-Kin, Stewart#	10.0	8 December 1998	120,000	(120,000)	—[1]	10.20
		8 December 1998	480,000	(480,000)	—[2]	12.00
Mr. Chan Kam-Ling#	10.0	9 December 1998	200,000	(200,000)	—[1]	10.20
		9 December 1998	800,000	(800,000)	—[2]	12.00
			5,200,000	(2,200,000)	3,000,000	

\# Resigned as director of NWI with effect from 17 January 2003.

Share Option Schemes of NWI (continued)

Share options to employees

Date of grant	Cash consideration per share HK$	Number of share options: Balance at 1 July 2002	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June 2003	Exercise price per share HK$
18 November 1998 to 23 September 1999	10.0	1,482,000	—	—	(879,200)	602,800[3]	10.2
18 November 1998 to 23 September 1999	10.0	7,191,000	—	—	(4,441,000)	2,750,000[4]	12.0
		8,673,000	—	—	(5,320,200)	3,352,800	

(1) Exercisable from 1 July 1999 to 1 June 2004.

(2) Divided into 3 tranches exercisable from 1 July 2000, 2001 and 2002 respectively to 1 June 2004.

(3) Exercisable from 1 July 1999 to 1 June 2004 except for 240,000 share options which are exercisable from 1 July 2000 to 1 June 2005.

(4) Divided into 3 tranches exercisable from 1 July 2000, 2001 and 2002 respectively to 1 June 2004 except for 960,000 share options which are divided into 3 tranches exercisable from 1 July 2001, 2002 and 2003 respectively to 1 June 2005.

(5) No share option was exercised by the directors and employees of NWI for the year ended 30 June 2003.

Share Option Schemes of NWSH

On 11 April 1997, a share option scheme was adopted by NWSH (the "NWSH 1997 Share Option Scheme") under which the directors of NWSH may, at their discretion grant options to executive directors or full-time employees of NWSH and any of its subsidiaries subscribe for ordinary shares in NWSH. Subsequent to the amendment of Chapter 17 of the Listing Rules in 2001, a new share option scheme was adopted by NWSH on 6 December 2001 (the "NWSH 2001 Share Option Scheme") thereafter certain rules of such scheme were altered and approved by the shareholders of NWSH held on 12 March 2003. Under the NWSH 2001 Share Option Scheme, the directors of NWSH may at their discretion grant options to any eligible persons as defined in the scheme to subscribe for ordinary shares in NWSH. No share option was granted to the Directors of the Company.

Share Option Schemes of NWSH (continued)

Summary of share option schemes of NWSH disclosed in accordance with the Listing Rules is as follows:

	1997 Share Option Scheme	2001 Share Option Scheme
Purpose of the schemes	As incentive to executive directors and employees of NWSH or any of its subsidiaries	To reward directors and employees of NWSH and any of its subsidiaries for past service or performance, to provide incentive and motivation or reward to eligible participants for increase performance or making contribution to NWSH and any of its subsidiaries, to attract and retain persons of right caliber with the necessary experience to work for NWSH and any of its subsidiaries and to foster a sense of corporate identity.
Participants of the schemes	Executive directors or full-time employees of NWSH or its subsidiaries	Eligible participant may be a person or entity belonging to any of the following classes: (i) any eligible employee; (ii) any non-executive directors (including independent non-executive directors) of NWSH, any subsidiary or any invested entity of NWSH and any of its subsidiaries (the "Invested Entity"); (iii) any supplier of goods or services to any member of NWSH and any of its subsidiaries or any Invested Entity; (iv) any customer of any member of NWSH and any of its subsidiaries or any Invested Entity; (v) any person or entity that provides research, development or other technological support to NWSH and any of its subsidiaries or any Invested Entity; (vi) any shareholder of any member of NWSH and any of its subsidiaries or any invested entity or any holder of any securities issued by any member of NWSH and any of its subsidiaries or any Invested Entity; (vii) any adviser (professional or otherwise) or consultant to any area of business or business development of any member of NWSH and any of its subsidiaries or any Invested Entity; and (viii) any joint venture partner or business alliance that co-operates with any member of NWSH and any of its subsidiaries or any Invested Entity in any area of business operation or development.

Share Option Schemes of NWSH (continued)

	1997 Share Option Scheme	2001 Share Option Scheme
Total number of shares available for issue under the schemes and percentage of issued share capital as at the date of NWSH's annual report	Options to subscribe for 2,000,000 shares had been granted by NWSH under this scheme. It was expired on 11 April 2000 and no further share option can be granted.	Renewal of the 10.0% general limit on grant of options under the share option schemes was approved by NWSH's shareholders on 12 March 2003. Thus, NWSH can grant options to subscribe for up to 178,075,900 shares of NWSH under this scheme. On 21 July 2003, NWSH granted options to certain eligible persons to subscribe for 41,497,000 shares of NWSH. Therefore, the total number of shares available for issue under this scheme is 136,578,900 representing approximately 7.7% of the issued share capital as at the date of NWSH's report.
Maximum entitlement of each participant under the schemes	No eligible person shall be granted an option or options for such number of ordinary shares which in aggregate would exceed 25.0% of the total number of ordinary shares for which share options may be granted under the NWSH 1997 Share Option Scheme.	Unless approved by shareholders of NWSH, the total number of ordinary shares issued and to be issued upon exercise of the share options granted to each eligible participant (including both exercised and outstanding options) in any 12-month period must not exceed 1.0% of the ordinary share capital of NWSH in issue.
The period which the shares must be taken up under an option	At any time during a period as specified by NWSH's directors, which shall not be more than 10 years from the date of grant of the share options	At any time during a period as specified by NWSH's directors, however in any event the share options must be exercised within 10 years from the date of grant of the share options.
The minimum period for which an option must be held before it can be exercised	Any period as determined by NWSH's directors	Any period as determined by NWSH's directors
The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid	Nil	HK$10.0 is to be paid as consideration for the grant of option within 14 days from the date of offer.
The basis of determining the exercise price	The exercise price is determined by NWSH's directors which shall be equal to the higher of the nominal value of the ordinary shares or a price not less than 80.0% of the average of the closing prices per ordinary share as stated in the daily quotations sheets issued by The Stock Exchange on the 5 trading days immediately preceding the date of grant.	The exercise price is determined by NWSH's directors which must be at least the higher of the closing price of the ordinary shares as stated in the Stock Exchange's daily quotations sheet on the date of grant or the average closing price of the ordinary shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant.
The remaining life of the schemes	The NWSH 1997 Share Option Scheme was expired on 11 April 2000.	The NWSH 2001 Share Option Scheme shall be valid and effective for a period of 10 years from the date of adoption, i.e. 6 December 2001.

Share Option Schemes of NWSH (continued)

Share options to employees

Date of grant	Cash consideration per share HK$	Number of share options: Balance at 1 July 2002	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June 2003	Exercise price per share HK$
11 May 1999	—	2,100,000	—	—	(200,000)	1,900,000[2]	6.93
11 May 1999	—	100,000	—	—	—	100,000[3]	6.93
16 February 2000	—	200,000	—	—	(200,000)	—[4]	6.93
		2,400,000	—	—	(400,000)	2,000,000	

(1) With effect from 10 February 2002, every 10 ordinary shares of HK$0.1 each of NWSH had been consolidated into 1 ordinary share of HK$1.0 each. The number of share options outstanding as at 1 July 2002 was adjusted accordingly.

(2) Divided into 4 tranches exercisable from 5 November 1999, 5 May 2001, 2002 and 2003 respectively to 4 November 2004, both dates inclusive.

(3) Divided into 5 tranches exercisable from 5 November 1999, 5 May 2001, 2002, 2003 and 2004 respectively to 4 November 2004, both dates inclusive.

(4) Divided into 4 tranches exercisable from 16 August 2000, 16 February 2002, 2003 and 2004 respectively to 15 August 2005, both dates inclusive.

(5) No share option was exercised by the employees of NWSH for the year ended 30 June 2003.

Practice Note 19 of the Listing Rules

At balance sheet date, the Group had given financial assistance and guarantees to its associated companies and jointly controlled entities (collectively "affiliated companies") as set out below:

	2003 HK$m	2002 HK$m
Amounts due by affiliated companies	**18,184.5**	21,739.0
Guarantees given for affiliated companies in respect of banking and other credit facilities	**6,118.3**	4,218.7
Commitments to capital injections	**1,337.4**	1,291.6
	25,640.2	27,249.3

(a) The above financial assistance given to the affiliated companies, in aggregate, represented 55.6% of the consolidated net assets of the Group (2002: 50.8%) as at the balance sheet date. No single entity received financial assistance from the Group which exceeds 25.0% of the consolidated net assets of the Group.

(b) In addition to the above, certain subsidiaries and jointly controlled entities of the Group are parties to agreements with third parties in relation to the joint development of CT9 in Hong Kong, the related berth swap arrangement and the funding therefor. NWSH has given guarantees in respect of the obligations of the subsidiaries and jointly controlled entities to provide additional funds. If NWSH is required to perform its obligations under the guarantees, the maximum amount of NWSH share of the liability under the guarantees will be HK$5,120.0 million (2002: HK$5,120.0 million). Pursuant to the terms of a subscription agreement dated 11 October 2001, which was entered into between a subsidiary of NWSH and an associated company in respect of the disposal of an effective interest of 13.0% in one of the jointly controlled entities, the associated company has agreed to counter-indemnify the subsidiary of NWSH in respect of such guarantees for a maximum amount of approximately HK$3,022.0 million.

(c) In accordance with the requirements under paragraph 3.10 of Practice Note 19 of the Listing Rules, the Company is required to include in its annual report a proforma combined balance sheet of its affiliated companies which would include significant balance sheet classifications and state the attributable interest of the Company in the affiliated companies. The Company has numerous affiliated companies and the Directors are of the opinion that it is not practical nor meaningful to prepare a proforma combined balance sheet and such information may be misleading. The Company made an application to, and received a waiver from, the Stock Exchange to provide the following statement as an alternative.

(d) At 30 June 2003, the combined indebtedness including amounts owing to the Group, capital commitments and contingent liabilities as reported by the affiliated companies amounted to HK$60,719.0 million, HK$3,654.9 million and HK$1,309.4 million (2002: HK$69,331.6 million, HK$3,339.7 million and HK$1,371.0 million) respectively.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of the Company will be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 2 December 2003 at 3:30 p.m. for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Reports of Directors and Auditors for the year ended 30 June 2003.

2. To re-elect Directors and authorise the Directors to fix their remuneration.

3. to re-appoint Joint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 16 October 2003

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on behalf of the member. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower 1, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).

3. The register of Members of the Company will be closed from Tuesday, 25 November 2003 to Tuesday, 2 December 2003, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to attend and vote at the Annual General Meeting, all Share transfers accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Monday, 24 November 2003.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

H. C. Watt & Co. Ltd.
Certified Public Accountants
Chartered Secretaries

Report of the Auditors to the Shareholders of
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 98 to 163 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2003 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

H. C. Watt & Company Limited
Certified Public Accountants
Henry C. H. Chui
Practising Certificate No. P599

Hong Kong, 16 October 2003

Consolidated Profit and Loss Account

	Note	Year ended 30 June 2003 HK$m	2002 HK$m
Turnover	2	**21,056.3**	22,874.6
Cost of sales		**(16,912.8)**	(15,623.7)
Gross profit		**4,143.5**	7,250.9
Other revenues	3	**36.6**	93.4
Other (charge)/income	4	**(4,778.9)**	(774.2)
Selling and marketing expenses		**(431.4)**	(423.7)
Administrative expenses		**(1,085.4)**	(1,144.1)
Other operating expenses		**(1,895.5)**	(1,899.7)
Operating (loss)/profit before financing costs and income	2	**(4,011.1)**	3,102.6
Financing costs	5	**(1,824.1)**	(2,017.7)
Financing income		**337.9**	615.1
Operating (loss)/profit	6	**(5,497.3)**	1,700.0
Share of results of			
Associated companies		**93.7**	250.5
Jointly controlled entities		**212.7**	314.6
(Loss)/profit before taxation		**(5,190.9)**	2,265.1
Taxation	7	**(401.6)**	(524.7)
(Loss)/profit after taxation		**(5,592.5)**	1,740.4
Minority interests		**781.0**	(465.0)
(Loss)/profit attributable to shareholders	8, 27	**(4,811.5)**	1,275.4
Dividends	9	**131.5**	431.5
(Loss)/earnings per share — basic	10	**HK$(2.21)**	HK$0.60

	Note	As at 30 June 2003 HK$m	As at 30 June 2002 HK$m (As restated)
Non-current assets			
Intangible assets	13	**506.1**	123.3
Fixed assets	14	**38,134.2**	41,046.1
Associated companies	16	**8,265.4**	8,871.9
Jointly controlled entities	17	**22,464.8**	27,637.9
Other investments	18	**5,220.8**	6,148.0
Other assets	19	**4,142.7**	1,747.2
		78,734.0	85,574.4
Current assets			
Properties held for sale	20	**22,663.0**	23,279.1
Stocks	21	**647.4**	1,394.0
Current portion of long term receivables	19	**149.2**	75.2
Other loans receivable		**299.3**	365.6
Debtors and prepayments	22	**7,332.5**	9,004.3
Cash and bank balances	23		
Restricted		**1,673.3**	2,404.4
Unrestricted		**4,151.8**	4,689.5
		36,916.5	41,212.1
Current liabilities			
Creditors and accrued charges	24	**10,665.0**	12,377.2
Contracts in progress	25	**313.7**	301.9
Deposits received on sale of properties		**242.5**	34.2
Bank loans and overdrafts			
Secured		**962.3**	1,528.2
Unsecured		**3,142.3**	2,190.1
Other unsecured loans		**48.0**	47.4
Current portion of long term liabilities	28	**7,424.1**	13,752.9
Taxation		**780.4**	859.6
		23,578.3	31,091.5
Net current assets		**13,338.2**	10,120.6
Employment of funds		**92,072.2**	95,695.0
Financed by			
Share capital	26	**2,219.5**	2,166.4
Reserves	27	**43,916.7**	51,216.9
Proposed final dividend	27	**—**	216.6
Shareholders' funds		**46,136.2**	53,599.9
Minority interests		**16,827.2**	18,019.0
Non-current liabilities			
Long term liabilities	28	**29,027.9**	24,013.2
Deferred tax liabilities	29	**80.9**	62.9
Funds employed		**92,072.2**	95,695.0

Dr. Sin Wai-Kin, David
Director

Dr. Cheng Kar-Shun, Henry
Director

Company Balance Sheet

	Note	As at 30 June 2003 HK$m	2002 HK$m
Non-current assets			
Fixed assets	14	**24.7**	29.7
Subsidiaries	15	**33,175.2**	32,312.1
Associated companies	16	**179.5**	249.6
Jointly controlled entities	17	**283.8**	1,196.6
Other investments	18	**61.5**	221.2
		33,724.7	34,009.2
Current assets			
Properties held for sale	20	**489.8**	851.4
Other loans receivable		**3.0**	3.0
Debtors and prepayments	22	**308.7**	747.5
Cash and bank balances		**0.7**	0.6
		802.2	1,602.5
Current liabilities			
Creditors and accrued charges	24	**694.2**	1,167.9
Unsecured bank loans and overdrafts		**2.8**	8.6
Other unsecured loans		**6.6**	6.5
Current portion of long term liabilities	28	**86.0**	86.0
Taxation		**0.2**	0.8
		789.8	1,269.8
Net current assets		**12.4**	332.7
Employment of funds		**33,737.1**	34,341.9
Financed by			
Share capital	26	**2,219.5**	2,166.4
Reserves	27	**31,431.6**	31,786.9
Proposed final dividend	27	**—**	216.6
Shareholders' funds		**33,651.1**	34,169.9
Non-current liabilities			
Long term liabilities	28	**86.0**	172.0
Funds employed		**33,737.1**	34,341.9

Dr. Sin Wai-Kin, David
Director

Dr. Cheng Kar-Shun, Henry
Director

Consolidated Statement of Changes in Equity

	Note	Year ended 30 June 2003 HK$m	2002 HK$m
Total equity as at 1 July, as previously reported		**53,651.3**	57,648.0
Effect of changes in accounting policies	27	**(51.4)**	(51.4)
Total equity as at 1 July, as restated		**53,599.9**	57,596.6
Investment and hotel properties revaluation deficit	27	**(1,747.3)**	(1,856.0)
Reversal of revaluation surplus arising from impairment of land and buildings	27	**—**	(33.8)
Share of revaluation (deficit)/surplus of			
Associated companies	27	**(75.0)**	5.9
Jointly controlled entities	27	**(116.3)**	(263.9)
Investment securities revaluation deficit	27	**(531.9)**	(220.1)
Investment securities revaluation deficit for the year charged as impairment loss to the profit and loss account		**35.6**	93.0
Exchange differences arising on translation of subsidiaries, associated companies and jointly controlled entities	27	**(85.6)**	(6.6)
Net losses not recognised in the profit and loss account		**(2,520.5)**	(2,281.5)
(Loss)/profit attributable to shareholders	27	**(4,811.5)**	1,275.4
Investment and hotel properties revaluation surplus realised upon disposal	27	**—**	(2,406.3)
Investment securities revaluation surplus realised upon disposal	27	**(35.0)**	(5.3)
Investment securities revaluation deficit from previous years charged as impairment loss to the profit and loss account		**59.2**	46.5
Release of goodwill upon			
Disposal of subsidiaries	27	**—**	169.9
Disposal of a jointly controlled entity	27	**6.2**	6.7
Release of reserve upon			
Disposal of subsidiaries	27	**—**	(349.4)
Partial disposal of subsidiaries	27	**—**	(27.1)
Disposal of an investee company	27	**—**	(216.2)
Goodwill impairment loss charged to profit and loss account	27	**17.7**	1.5
Dividends	27	**(348.1)**	(428.3)
Issue of shares	26, 27	**168.5**	217.7
Share issue expenses	27	**(0.2)**	(0.3)
Total equity as at 30 June		**46,136.2**	53,599.9

Consolidated Cash Flow Statement

	Note	Year ended 30 June 2003 HK$m	2002 HK$m (As restated)
Operating activities			
Net cash inflow generated from operations	32(a)	**763.8**	1,942.1
Hong Kong profits tax paid		**(260.2)**	(190.5)
Overseas taxation paid		**(43.9)**	(41.2)
Net cash from operating activities		**459.7**	1,710.4
Investing activities			
Interest received		**337.9**	615.1
Dividends received from			
Associated companies		**415.5**	201.2
Jointly controlled entities		**700.2**	762.2
Other investments		**36.6**	93.4
Purchase of fixed assets		**(1,760.2)**	(2,449.0)
Increase in investments in associated companies		**(321.7)**	(1,722.2)
Decrease/(increase) in investments in jointly controlled entities		**2,325.5**	(1,645.0)
Increase in other investments		**(200.0)**	(425.3)
Increase in other assets		**(1,374.4)**	(633.9)
Acquisition of additional interests in subsidiaries		**(231.2)**	(908.9)
Acquisition of subsidiaries (net of cash and cash equivalents)	32(b), (c)	**0.8**	(38.6)
Proceeds from disposal of			
Fixed assets and properties		**314.9**	2,679.3
Associated companies		**62.8**	15.2
Jointly controlled entities		**119.9**	296.6
Other investments		**426.9**	52.0
Partial interests in subsidiaries		**85.3**	48.0
Disposal of subsidiaries (net of cash and cash equivalents)	32(d), (e)	**954.5**	458.1
Net cash from/(used in) investing activities		**1,893.3**	(2,601.8)

	Note	Year ended 30 June 2003 HK$m	2002 HK$m (As restated)
Financing activities	32(f)		
Repurchase of convertible bonds		**(40.4)**	(39.6)
Redemption of convertible bonds		**(1,935.9)**	(931.5)
Share issue expenses		**(0.2)**	(0.3)
Increase in bank and other loans		**18,751.2**	6,639.4
(Decrease)/increase in long term accounts payable		**(143.6)**	20.1
Repayment of bank and other loans		**(17,941.8)**	(6,586.4)
Capital element of finance lease rental payment		**(28.3)**	(25.6)
(Decrease)/increase in short term bank and other loans		**(365.1)**	1,291.3
Decrease/(increase) in restricted cash and bank balances		**731.1**	(657.4)
Increase in loans from minority shareholders		**0.6**	81.3
Contribution from minority shareholders		**32.0**	40.0
Interest paid		**(1,585.9)**	(1,762.8)
Dividends paid		**(179.6)**	(210.6)
Dividends paid to minority shareholders		**(92.9)**	(325.3)
Net cash used in financing activities		**(2,798.8)**	(2,467.4)
Net decrease in cash and cash equivalents		**(445.8)**	(3,358.8)
Cash and cash equivalents at 1 July		**4,594.7**	7,932.9
Effect of foreign exchange rate changes		**(14.7)**	20.6
Cash and cash equivalents at 30 June		**4,134.2**	4,594.7
Analysis of balances of cash and cash equivalents			
Cash and bank balances — unrestricted		**4,151.8**	4,689.5
Bank overdrafts		**(17.6)**	(94.8)
		4,134.2	4,594.7

1 Principal Accounting Policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties, hotel properties and investment securities.

In the current year, the Group adopted the following revised or new Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34 (revised)	:	Employee benefits

Certain presentational changes have been made upon the adoption of SSAP 1 (revised) and SSAP 15 (revised). The adoption of SSAP 11 (revised) and SSAP 34 (revised) has resulted in changes in accounting policies which has been applied retrospectively. The adoption of the revised accounting policies did not have a material effect to the profit attributable to shareholders of the Group for the year ended 30 June 2002 and the retained profits of the Group as at 30 June 2002 and 2001 have both been reduced by HK$51.4 million.

(b) Basis of consolidation

The Group accounts incorporate the accounts of the Company and all its subsidiaries made up to 30 June and include the Group's share of the results for the year and undistributed post-acquisition reserves of associated companies and jointly controlled entities. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated profit and loss account from the effective dates of acquisition or to the effective dates of disposal respectively.

All material intra-group transactions, including unrealised profits arising from intra-group construction contracts, sales of properties and interest income on loans and advances, have been eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill or goodwill/negative goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

1 Principal Accounting Policies (continued)

(c) Subsidiaries

A company is a subsidiary if the Group controls more than half of the voting power, controls the composition of the board of directors or holds more than half of the issued share capital. Provision is made when, in the opinion of Directors, there is any impairment loss.

The Company's investments in subsidiaries are carried at cost or at Directors' valuation less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d) Associated companies

An associated company is a company other than a subsidiary and a jointly controlled entity, in which the Group's interest is held for the long term and substantial and significant influence is exercised through representatives on the board of directors.

The Group's investments in associated companies are stated at the Group's share of net assets and goodwill/negative goodwill (net of accumulated amortisation) on acquisition. The Company's investments in associated companies are carried at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(e) Jointly controlled entities

A jointly controlled entity is a joint venture established as a corporation, partnership or other entity in which the venturers have their respective interests and establish a contractual arrangement among them to define their joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are stated at cost plus the Group's share of their post-acquisition results and reserves and goodwill/negative goodwill (net of accumulated amortisation) on acquisition less provision for impairment losses. The share of post-acquisition results and reserves is based on the relevant profit sharing ratios which vary according to the nature of the jointly controlled entities explained as follows:

(i) *Equity joint ventures*

Equity joint ventures are joint ventures in respect of which the venturers' capital contribution ratios are defined in the joint venture contracts and the venturers' profit sharing ratios are in proportion to the capital contribution ratios.

(ii) *Co-operative joint ventures*

Co-operative joint ventures are joint ventures in respect of which the venturers' profit sharing ratios and share of net assets upon the expiration of the joint venture periods are not in proportion to their capital contribution ratios but are as defined in the joint venture contracts. Where the Group is not entitled to share the net assets of a co-operative joint venture at the end of the joint venture period, the cost of investment in such co-operative joint venture is amortised over the joint venture period.

(iii) *Companies limited by shares*

Companies limited by shares are limited liability companies in respect of which each shareholder's beneficial interests therein is in accordance with the amount of the voting share capital held thereby.

The Company's interests in jointly controlled entities are classified as long term investments and are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

1 Principal Accounting Policies (continued)

(f) Joint ventures in the People's Republic of China

The Group's investments in these Sino-foreign joint ventures are accounted for as subsidiaries (where the Group controls either the voting power or the composition of the board of directors) or as jointly controlled entities (where the Group and the other venturers of the joint ventures established joint control over the economic activity thereof).

(g) Intangible assets

(i) *Goodwill*

Goodwill represents the excess of the cost of acquisition over the fair value of the attributable net assets of the subsidiaries, jointly controlled entities or associated companies acquired.

Goodwill on acquisitions of subsidiaries occurring on or after 1 July 2001 is included in intangible assets. Goodwill on acquisitions of associated companies or jointly controlled entities occurring on or after 1 July 2001 is included in investments in associated companies or jointly controlled entities. Goodwill is amortised using the straight-line method over its estimated useful life of not more than 20 years.

Goodwill on acquisitions that occurred prior to 1 July 2001 was taken to reserves on acquisition.

(ii) *Negative goodwill*

Negative goodwill represents the excess of the fair value of the attributable net assets acquired over the cost of acquisition.

For acquisitions on or after 1 July 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

For acquisitions prior to 1 July 2001, negative goodwill was taken directly to reserves on acquisition.

(iii) *Licences and software*

Expenditure on acquired licences and software is capitalised and amortised using the straight-line method over the shorter of their estimated useful lives or the licence period, but not exceeding 20 years from the date when the licences and software are available for use. Licences and software are not revalued as there is no active market for these assets.

(iv) *Impairment of intangible assets*

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously taken to reserves, is assessed and written down immediately to its recoverable amount.

1 Principal Accounting Policies (continued)

(h) Revenue recognition

Revenue is recognised when it is probable that future economic benefits will accrue to the Group and these benefits can be measured reliably on the following bases:

(i) *Rental income*

Rental income is recognised on a straight-line accrual basis over the terms of lease agreements.

(ii) *Property sales*

Revenue from sale of properties is recognised either when the sale agreement is completed or when the development is completed which is determined by the issuance of the relevant occupation permit, whichever is the later. Deposits and instalments received on properties sold prior to their completion are included in current liabilities.

(iii) *Joint property development projects*

Revenue from joint property development projects is recognised either when the sale agreement is completed or when the relevant project is completed which is determined by the issuance of occupation permit, whichever is the later and in the case of multi-phase development projects, on completion of a distinct phase.

(iv) *Construction and engineering*

Revenue from construction and engineering service contracts is recognised using the percentage of completion method when the contracts have progressed to a stage where a profitable outcome can be prudently foreseen and is measured by reference to the proportion of costs incurred for work performed to the balance sheet date as compared to the estimated total costs to completion. Anticipated losses on contracts are fully provided when identified.

(v) *Service fee income*

Property management service fee, property letting agency fee, transportation service fees and security service fee are recognised when services are rendered.

(vi) *Infrastructure operations*

Toll revenue from road and bridge operations, income from cargo, container handling and storage are recognised when services are rendered.

(vii) *Telecommunication services*

Subscription fee and services income from provision of telecommunication services is recognised when services are rendered and based on the usage of the digital mobile radio telephone network and facilities. Revenue from sale of telecommunication equipment and accessories is recognised when goods are delivered and title has passed. Telecommunication revenue in respect of standard service plans billed in advance at year end is deferred and recognised on a straight-line basis over the relevant service agreement period.

(viii) *Sale of goods*

Income from sale of goods in the department store operations is recognised upon delivery of goods.

1 Principal Accounting Policies (continued)

(h) Revenue recognition (continued)

(ix) *Hotel and restaurant operations*

Revenue from hotel and restaurant operations is recognised upon provision of the services.

(x) *Interest income*

Interest income is recognised on a time proportion basis. Interest received and receivable in respect of loan financing provided to associated companies, equity and co-operative joint ventures (where they are not accounted for as subsidiaries) during their pre-operational period are deferred and amortised over the repayment periods.

(xi) *Income from investments in other joint ventures*

Income from investments in and loans to other joint ventures is recognised on an accrual basis so as to provide a constant return on the investment and loan balance (net of capital repayments) on a combined basis, over the joint venture periods.

(xii) *Dividend income*

Dividend income is recognised when the shareholder's right to receive payment is established.

(i) Assets under leases

(i) *Finance leases*

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated on the basis described in Note 1(j)(v).

(ii) *Operating leases*

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(j) Fixed assets

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and are held for their investment potential. Investment properties are stated at their open market value based on an annual professional valuation at the balance sheet date. Increases in valuation are credited to the investment properties revaluation reserve; decreases are first set off against earlier revaluation surpluses on a portfolio basis and thereafter charged to the profit and loss account. Upon sale of an investment property, the revaluation surplus realised is transferred to operating profit. No depreciation is provided on investment properties held on leases of more than 20 years.

1 Principal Accounting Policies (continued)

(j) Fixed assets (continued)

(ii) *Hotel properties*

Hotel properties are interests in land and buildings and their integral fixed plant which are collectively used in the operation of hotel. They are stated at their open market value based on an annual professional valuation at the balance sheet date. No depreciation is provided on hotel properties held on leases of more than 20 years. It is the Group's practice to maintain the buildings in a continual state of sound repairs and to make improvements thereto from time to time and accordingly, the Directors consider that given the estimated lives of the hotel properties, any depreciation would be insignificant due to their high residual value. Such expenditure on repairs and improvements is charged to the profit and loss account in the year in which they are incurred.

(iii) *Assets under construction*

All direct and indirect costs relating to the construction of fixed assets including financing costs and foreign exchange differences on the related borrowed funds during the construction period are capitalised as the costs of the fixed assets.

(iv) *Other fixed assets*

Other fixed assets, comprising land and buildings, toll roads, bridges, port facilities, telecommunication equipment systems and other assets, are stated at cost or carrying value less accumulated depreciation and accumulated impairment losses.

(v) *Depreciation*

No depreciation is provided on assets under construction.

Depreciation of toll roads and toll bridges is provided for using sinking fund method or the straight-line method. For the sinking fund method, annual depreciation amounts compounded at rates ranging from 2% to 13% per annum will equal the costs of the relevant toll roads and toll bridges, at the expiry of the relevant joint venture periods. Certain toll roads and toll bridges are depreciated at rates sufficient to write off their costs less accumulated impairment losses on a straight-line basis over their remaining toll collection periods ranging from 18 to 29 years.

Depreciation of other fixed assets is calculated to write off their cost or carrying value less accumulated impairment losses over their estimated useful lives or, if shorter, the relevant finance lease periods, using the straight-line method. Estimated useful lives are summarised as follows:

Land	Unexpired period of the lease
Buildings	20 to 40 years
Port facilities	7 to 44 years
Telecommunication equipment and systems	5 to 15 years
Other assets	3 to 14 years

(vi) *Maintenance of fixed assets*

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

1 Principal Accounting Policies (continued)

(j) Fixed assets (continued)

(vii) *Impairment and gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in assets under construction and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation deficit.

The gain or loss on disposal of a fixed asset other than investment properties and hotel properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

(k) Other investments

Other investments are long term investments other than subsidiaries, associated companies and jointly controlled entities.

(i) *Investment securities*

Investment securities are held for non-trading purpose and are stated at fair value at the balance sheet date using the alternative method under the provisions of SSAP 24 issued by the HKSA. Fair value is estimated by the Directors by reference to market price or, in case of unquoted investments, net asset value of the respective investment. Changes in fair value of individual securities are credited or debited to the investments revaluation reserve until the security is sold. Where the Directors determine that there is an impairment loss, it is removed from the investments revaluation reserve and recognised in the profit and loss account.

Upon disposal, the gain or loss representing the difference between net sales proceeds and the carrying amount of the relevant security, together with any surplus or deficit transferred from the investments revaluation reserve, is dealt with in the profit and loss account. Impairment loss previously transferred from the investments revaluation reserve to the profit and loss account are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

(ii) *Investments in joint property development projects*

Investments in joint property development projects held for investment purpose are stated at cost less accumulated amortisation and accumulated impairment losses. Cost includes development costs and other charges capitalised during the course of development. Amortisation is provided on a straight-line basis over the terms of the respective projects.

(iii) *Other joint ventures*

Where investment income derived from investments in and loans to joint ventures is predetermined in accordance with the provisions of the joint venture contracts for a substantial portion of the joint venture period, these co-operative joint ventures are accounted for as other joint ventures. Other joint ventures are carried at cost less capital repayments received.

1 Principal Accounting Policies (continued)

(l) Properties held for sale, stocks and contracts in progress

Properties held for sale are stated at cost comprising land cost, development expenditure, professional fees and interest capitalised less any provision for possible loss.

Stocks are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Contracts in progress is stated at cost plus attributable profits recognised on the basis set out in Note 1 (h)(iv) above, less provision for anticipated losses and progress payments received and receivable.

(m) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

(n) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(o) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(p) Deferred taxation

Deferred taxation is accounted for at current tax rates in respect of timing differences between profits as computed for taxation purposes and profits as stated in the accounts to the extent that a liability or asset is expected to be payable or recoverable in the foreseeable future.

1 Principal Accounting Policies (continued)

(q) Capitalisation of interest and finance charges

Interest and finance charges on borrowings relating to assets under construction and properties under development, after elimination of intra-group interest charges, are included in the project cost and cost of development during the relevant period of construction and development respectively.

Borrowing costs and foreign exchange differences which are deemed borrowing costs incurred by the Group on the related borrowed funds which have been used to finance the construction of fixed assets by the associated companies and jointly controlled entities, are capitalised as the carrying value of these associated companies and jointly controlled entities.

(r) Employee benefits

(i) *Employee leave entitlements*

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) *Bonus plans*

Provision for bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii) *Defined contribution schemes*

The Group's contributions to these schemes, including the Mandatory Provident Fund Scheme and employee pension schemes established by municipal government in the PRC are expensed as incurred. Contributions are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions, where applicable.

(iv) *Defined benefit schemes and long service payments*

Defined benefit costs under defined benefit schemes and long service payments, which are assessed using the projected unit credit method, are charged to the profit and loss account. Under this method, plan assets are measured at fair value and defined benefit obligations are measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10.0% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the profit and loss account over the expected average remaining service lives of the participating employees.

(s) Foreign currencies

Foreign currency transactions during the year are converted at exchange rates ruling at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at exchange rates ruling at that date. Exchange differences arising in these cases are included in the determination of operating profit, other than those dealt with in Note 1 (j)(iii) and (q).

1 Principal Accounting Policies *(continued)*

(s) Foreign currencies (continued)

The balance sheets of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at average rates. Exchange differences arising therefrom are dealt with as a movement in reserves. In prior years, the profit and loss accounts of these foreign enterprises were translated at closing rates and hence there has been a change in accounting policy, however, the translation of the profit and loss accounts of foreign enterprises in prior years has not been restated as the effect of this change in accounting policy is not material to the current and prior years.

(t) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment assets consist primarily of intangible assets, fixed assets, other investments, other assets, properties held for sale, stocks and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Capital expenditure comprises additions to intangible assets and fixed assets (Notes 13 and 14), including those resulting from acquisitions of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Segment assets and capital expenditure are where the investments/operating assets are located.

2 Turnover and Segment Information

The Group is principally engaged in property investment and development, contracting, provision of service including property and facilities management; transport and other services, infrastructure operations including roads and bridges operations; container handling, logistics and warehousing services, telecommunication services, department store operations, hotel and restaurant operations and telecommunications, media and technology businesses. Turnover recognised during the year are as follows:

	2003 HK$m	2002 HK$m
Rental income	983.5	1,070.4
Property sales	761.8	4,308.6
Contracting	8,570.7	6,881.2
Provision of service	3,521.6	3,408.5
Infrastructure operations	494.7	676.1
Telecommunication services	2,712.4	2,554.8
Department store operations	2,673.3	2,128.5
Hotel and restaurant operations	1,151.8	1,368.6
Others	186.5	477.9
	21,056.3	22,874.6

2 Turnover and Segment Information (continued)

(a) Primary reporting format — business segments

	Property investment and development HK$m	Service HK$m	Infrastructure HK$m	Telecom-munications HK$m	Department stores HK$m	Others HK$m	Eliminations HK$m	Consolidated HK$m
Year 2003								
External sales	1,745.3	12,092.3	494.7	2,712.4	2,673.3	1,338.3	—	21,056.3
Inter-segment sales	211.0	1,299.9	—	7.0	—	0.9	(1,518.8)	—
Total turnover	1,956.3	13,392.2	494.7	2,719.4	2,673.3	1,339.2	(1,518.8)	21,056.3
Segment results	476.0	377.9	136.3	221.8	40.2	(4.4)		1,247.8
Other (charge)/income	(2,596.6)	—	(47.9)	(8.5)	(1.9)	(2,124.0)		(4,778.9)
Unallocated corporate expenses								(480.0)
Operating loss before financing costs and income								(4,011.1)
Financing costs								(1,824.1)
Financing income								337.9
Operating loss								(5,497.3)
Share of results of								
Associated companies	(42.6)	88.9	291.0	—	—	(243.6)		93.7
Jointly controlled entities	(627.6)	117.9	925.0	—	—	(202.6)		212.7
Loss before taxation								(5,190.9)
Taxation								(401.6)
Loss after taxation								(5,592.5)
Minority interests								781.0
Loss attributable to shareholders								(4,811.5)
Segment assets	45,261.4	8,118.3	6,054.0	3,724.2	1,081.6	14,855.7		79,095.2
Associated companies	3,714.1	1,014.3	940.0	—	—	2,597.0		8,265.4
Jointly controlled entities	11,934.4	250.5	8,210.9	—	—	2,069.0		22,464.8
Cash and bank balances								5,825.1
Total assets								115,650.5
Segment liabilities	3,471.0	4,115.2	804.1	1,165.9	556.1	2,342.4		12,454.7
Gross borrowings								39,371.1
Taxation								861.3
Total liabilities								52,687.1
Minority interests								16,827.2
								69,514.3
Capital expenditure	596.3	411.4	19.6	463.0	130.2	1,446.2		3,066.7
Depreciation	88.6	385.7	211.3	412.8	69.1	33.2		1,200.7
Impairment charge and provision	2,945.7	—	74.8	—	1.9	1,603.6		4,626.0

2 Turnover and Segment Information (continued)

(a) Primary reporting format — business segments (continued)

	Property investment and development HK$m	Service HK$m	Infrastructure HK$m	Telecom-munications HK$m	Department stores HK$m	Others HK$m	Eliminations HK$m	Consolidated HK$m
Year 2002								
External sales	5,379.0	10,289.7	676.1	2,554.8	2,128.5	1,846.5	—	22,874.6
Inter-segment sales	123.1	1,437.9	—	6.7	—	—	(1,567.7)	—
Total turnover	5,502.1	11,727.6	676.1	2,561.5	2,128.5	1,846.5	(1,567.7)	22,874.6
Segment results	2,913.2	937.2	197.3	23.7	16.1	275.0		4,362.5
Other (charge)/income	(980.9)	(16.2)	(55.3)	191.3	(18.9)	105.8		(774.2)
Unallocated corporate expenses								(485.7)
Operating profit before financing costs and income								3,102.6
Financing costs								(2,017.7)
Financing income								615.1
Operating profit								1,700.0
Share of results of								
Associated companies	75.3	55.6	249.6	—	—	(130.0)		250.5
Jointly controlled entities	(384.0)	93.5	740.4	—	—	(135.3)		314.6
Profit before taxation								2,265.1
Taxation								(524.7)
Profit after taxation								1,740.4
Minority interests								(465.0)
Profit attributable to shareholders								1,275.4
Segment assets	47,246.5	8,118.6	8,371.7	3,654.8	1,040.5	14,750.7		83,182.8
Associated companies	4,616.2	1,132.0	1,120.5	—	—	2,003.2		8,871.9
Jointly controlled entities	14,146.5	279.4	8,966.4	—	—	4,245.6		27,637.9
Cash and bank balances								7,093.9
Total assets								126,786.5
Segment liabilities	3,395.2	5,378.5	1,941.1	1,164.9	401.5	2,188.4		14,469.6
Gross borrowings								39,775.5
Taxation								922.5
Total liabilities								55,167.6
Minority interests								18,019.0
								73,186.6
Capital expenditure	801.3	695.8	73.4	797.3	159.9	90.7		2,618.4
Depreciation	63.3	354.6	250.3	388.2	68.8	49.0		1,174.2
Impairment charge and provision	988.9	31.9	141.6	—	18.9	318.2		1,499.5

2 Turnover and Segment Information (continued)

(b) Secondary reporting format — geographical segments

	Turnover HK$m	Operating (loss)/ profit before financing costs and income HK$m	Segment assets HK$m	Capital expenditure HK$m
Year 2003				
Hong Kong and Southeast Asia	**15,890.6**	**(2,201.5)**	**52,492.9**	**1,306.0**
Mainland China	**5,165.7**	**(1,809.6)**	**26,602.3**	**1,760.7**
	21,056.3	**(4,011.1)**	**79,095.2**	**3,066.7**
Year 2002				
Hong Kong and Southeast Asia	18,465.8	3,684.8	58,497.4	1,830.0
Mainland China	4,408.8	(582.2)	24,685.4	788.4
	22,874.6	3,102.6	83,182.8	2,618.4

The turnover and operating (loss)/profit before financing costs and income derived from the Group's activities in Southeast Asia comprised less than 10.0% of the Group's turnover and operating (loss)/profit before financing costs and income.

The Group's segment assets and capital expenditure attributed to other markets comprised less than 10.0% of the Group's total segment assets and total capital expenditure respectively, and have been included in the Hong Kong and Southeast Asia segment.

3 Other Revenues

	2003 HK$m	2002 HK$m
Dividend income from investments in		
Listed shares	**10.8**	9.0
Unlisted shares	**25.8**	84.4
	36.6	93.4

4 Other (Charge)/Income

	2003 HK$m	2002 HK$m
Amortisation of negative goodwill/(goodwill)/(cost of investment)		
Associated companies	—	15.7
Jointly controlled entities	(10.4)	(1.1)
Subsidiaries	(5.4)	(8.5)
Dilution loss on reorganisation of subsidiaries	(196.4)	—
Reorganisation expenses	(78.1)	—
Impairment loss on		
Fixed assets	(386.8)	(166.3)
Goodwill	(21.0)	(2.1)
Jointly controlled entities	—	(41.4)
Provision for investments in		
A joint property development project	(36.3)	(75.0)
Associated companies	(138.2)	(37.3)
Jointly controlled entities	(47.2)	(67.7)
Listed shares	(39.0)	(59.2)
Unlisted shares	(62.4)	(189.5)
Provision for		
Advances to associated companies	(62.5)	—
Advances to jointly controlled entities	(480.8)	(535.4)
Bad debts	(35.5)	—
Other assets	(122.4)	—
Other investments	(286.1)	—
Payments on account	(111.6)	—
Provision for diminution in value of		
Completed properties	(243.1)	(181.9)
Joint development projects	(1,140.5)	—
Properties under development	(954.2)	(143.7)
Loss on dilution of interests in subsidiaries	(0.3)	(132.3)
Premium on redemption of convertible bonds	(1.9)	—
Loss on disposal of		
Jointly controlled entities	(33.2)	—
Other investments	(211.7)	(2.1)
Subsidiaries	—	(51.7)
Hotel property revaluation deficit	(178.3)	—
Profit on disposal of		
Associated companies	3.1	4.7
Jointly controlled entities	8.3	114.9
Other investments	283.1	201.0
Subsidiaries	107.6	492.1
Profit on partial disposal of subsidiaries	56.4	—
Surplus on liquidation of a subsidiary	64.3	—
Write down of stocks to net realisable value	(458.4)	—
Write back of provision for		
Advance to an associated company	—	92.6
Diminution in value of properties under development	40.0	—
	(4,778.9)	(774.2)

5 Financing Costs

	2003 HK$m	2002 HK$m
Interest on bank loans and overdrafts	1,385.2	1,493.9
Interest on other loans wholly repayable within five years	—	9.0
Interest on finance leases	7.8	4.9
Interest on convertible bonds	90.2	146.5
Provision for premium on redemption of convertible bonds	344.0	347.0
Interest on loans from minority shareholders	102.6	119.3
Total borrowing costs incurred	1,929.8	2,120.6
Interest capitalised as cost of		
Fixed assets	(46.1)	(60.1)
Properties under development	(59.6)	(42.8)
	1,824.1	2,017.7

6 Operating Loss/Profit

Operating loss/profit of the Group is arrived at after crediting and charging the following:

	2003 HK$m	2002 HK$m
Crediting		
Gross rental income from investment properties	977.3	1,018.2
Outgoings	(281.0)	(309.3)
	696.3	708.9
Net gain on disposal of fixed assets and properties	—	2,374.2
Charging		
Auditors' remuneration	33.2	29.7
Cost of inventories sold	3,132.8	4,028.5
Depreciation		
Leased fixed assets	43.4	13.0
Owned fixed assets	1,157.3	1,161.2
Net loss on disposal of fixed assets	33.1	—
Operating lease rental expense		
Land and buildings	391.2	382.7
Other equipment	44.9	55.1
Staff costs (Note 11a)	3,623.2	3,769.2

7 Taxation

	2003 HK$m	2002 HK$m
Company and subsidiaries		
Hong Kong profits tax	199.4	256.4
Overseas taxation	25.0	45.5
Deferred taxation	18.0	38.1
	242.4	340.0
Associated companies		
Hong Kong profits tax	68.3	68.6
Overseas taxation	0.7	6.4
	69.0	75.0
Jointly controlled entities		
Hong Kong profits tax	29.0	43.0
Overseas taxation	61.2	66.7
	90.2	109.7
	401.6	524.7

Hong Kong profits tax is provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year. Tax on overseas profits has been calculated on the estimated taxable profits for the year at the rate of taxation prevailing in the countries in which the Group operates.

Deferred taxation (credit)/charge for the year has not been provided in respect of the following:

	2003 HK$m	2002 HK$m
Accelerated depreciation allowances	(31.0)	(103.3)
Other timing differences	(24.4)	88.1
	(55.4)	(15.2)

8 Loss/Profit Attributable to Shareholders

Loss attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$177.0 million (2002: profit of HK$1,398.7 million).

9 Dividends

	2003 HK$m	2002 HK$m
Interim dividend paid of HK$0.06 (2002: HK$0.10) per share	**131.5**	214.9
Final dividend of HK$0.10 per share for 2002	**—**	216.6
	131.5	431.5
Of which the following were settled by the issue of scrip:		
Interim dividend	**69.2**	113.6
Final dividend	**—**	99.3

10 Loss/Earnings Per Share

The calculation of basic loss/earnings per share is based on loss of HK$4,811.5 million (2002: profit of HK$1,275.4 million) and the weighted average of 2,180.6 million (2002: 2,142.3 million) shares in issue during the year.

No dilutive effect was resulted on the loss/earnings per share for the current year and the previous year after taking into account the potential dilutive effect of the conversion of the outstanding convertible bonds.

11 Staff Costs

(a) Staff costs (including Directors' remuneration)

	2003 HK$m	2002 HK$m
Wages, salaries and other benefits	**3,460.7**	3,612.2
Pension costs — defined benefits plans (Note 11bi)	**1.6**	2.0
Pension costs — defined contribution plans (Note 11bii)	**160.9**	155.0
	3,623.2	3,769.2

(b) Retirement benefit costs

The Group operates various retirement benefit plans for staff. The assets of the plans are administered by independent trustees and are maintained independently of the Group.

(i) *Defined benefit plans*

Defined benefit plans are valued by independent qualified actuaries annually using the projected unit credit method. Defined benefit plans are valued by Watson Wyatt Hong Kong Limited.

11 Staff Costs (continued)

(b) Retirement benefit costs (continued)

(i) *Defined benefit plans* (continued)

	Group	
	2003	2002
	HK$m	HK$m
The amounts recognised in the balance sheet are as follows:		
Present value of funded obligations	(47.8)	(46.1)
Fair value of plan assets	58.5	57.6
	10.7	11.5
Unrecognised actuarial losses	1.5	0.1
Retirement benefit assets	12.2	11.6
Net expenses recognised in the profit and loss account, under administrative expenses, are as follows:		
Current service cost	3.0	3.3
Interest cost	2.8	2.5
Expected return on plan assets	(4.2)	(3.8)
Total, included in staff costs (Note 11a)	1.6	2.0
Movements in the retirement benefit assets are as follows:		
At 1 July	11.6	11.0
Net expenses recognised in the profit and loss account	(1.6)	(2.0)
Contributions paid	2.2	2.6
At 30 June	12.2	11.6

11 Staff Costs (continued)

(b) Retirement benefit costs (continued)

(i) *Defined benefit plans* (continued)

The principal actuarial assumptions used were as follows:

	Group	
	2003	2002
Discount rate	4.5%	6.0%
Expected rate of return on plan assets	7.0%	7.0%
Expected rate of future salary increases	0.0% to 4.0%	5.0%

The Company did not operate any defined benefit plans for its employees.

(ii) *Defined contribution plans*

The Group operates a number of defined contribution retirement schemes in Hong Kong, namely the Occupational Retirement Schemes ("ORSO Schemes") and the Mandatory Provident Fund Schemes ("MPF Schemes"). Contributions to the defined contribution schemes either by the Group or by the employees are based on a percentage of employees' salaries ranging from 5.0% to 21.0%, depending upon the length of service of the employees. Commencing on 1 December 2000, newly-joined employees are compulsorily required to join the MPF Schemes. The Group's contributions to the MPF Schemes are ranging from 5.0% to 15.0% of employees' salaries depending on the length of service of the employees.

The Group also contributes to employee pension schemes established by municipal government in respect of certain subsidiaries and joint ventures in the PRC. The municipal government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group.

The amount charged to the profit and loss account in respect of these schemes was HK$160.9 million (2002: HK$155.0 million) after netting off forfeited contribution of HK$4.6 million (2002: HK$6.4 million). Forfeited contributions available at the year end to reduce future contributions amounted to HK$1.9 million (2002: Nil).

11 Staff Costs (continued)

(c) Share options

The Company's subsidiaries, New World China Land Limited ("NWCL"), New World Infrastructure Limited ("NWI") and NWS Holdings Limited ("NWSH"), operate share option schemes whereby options may be granted to eligible employees and directors, to subscribe for shares of NWCL, NWI and NWSH respectively. The consideration to be paid on each granting of option is HK$10.0.

Details of share options held are as follows:

			Number of share options					
Grantor	Date of grant	Exercise price HK$	Balance at 1 July 2002	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June 2003	
NWCL	5 February 2001 to 6 June 2003	1.000 to 3.192	54,811,600	3,558,400	(42,400)	(3,436,000)	54,891,600	(Note i)
NWI	18 November 1998 to 23 September 1999	10.200 to 12.000	13,873,000	—	—	(7,520,200)	6,352,800	(Note ii)
NWSH	11 May 1999 to 16 February 2000	6.930	2,400,000	—	—	(400,000)	2,000,000	(Note iii)

(i) The share options are exercisable during a period of 5 years commencing from the expiry of 1 month after the dates of each grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous year(s).

(ii) Share options are exercisable either on or before 1 June 2004 or 1 June 2005 except for 960,000 share options which are divided into 3 tranches exercisable on or before 1 June 2005, of which one tranche is not exercisable until 1 July 2003.

(iii) Certain share options are exercisable on or before 4 November 2004 while the others are exercisable on or before 15 August 2005.

12 Emoluments of Directors and Senior Management

Details of the emoluments paid to the Directors are as follows:

	2003 HK$m	2002 HK$m
Fees	1.5	1.5
Salaries and other emoluments	22.0	24.7
Contributions to retirement benefit schemes	1.6	1.5
	25.1	27.7

The emoluments of the Directors fell within the following bands:

	Number of Directors	
	2003	2002
Emolument band (HK$)		
0 – 1,000,000	9	9
2,500,001 – 3,000,000	1	—
3,000,001 – 3,500,000	1	2
3,500,001 – 4,000,000	1	1
4,000,001 – 4,500,000	1	1
11,000,001 –11,500,000	1	—
12,000,001 –12,500,000	—	1
	14	14

Fees disclosed above include HK$0.3 million (2002: HK$0.3 million) paid to Independent Non-executive Directors. There were no other emoluments paid to Independent Non-executive Directors. None of the Directors has waived the right to receive his emoluments.

The five individuals whose emoluments were the highest in the Group for the year include two Directors (2002: three Directors) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2002: two) individuals during the year are as follows:

	2003 HK$m	2002 HK$m
Salaries and other emoluments	12.5	8.6
Contributions to retirement benefit schemes	0.6	0.3
	13.1	8.9

12 Emoluments of Directors and Senior Management (continued)

The emoluments fell within the following bands:

	Number of individuals	
	2003	2002
Emolument band (HK$)		
3,500,001 – 4,000,000	1	—
4,000,001 – 4,500,000	1	1
4,500,001 – 5,000,000	1	1
	3	2

13 Intangible Assets

	Group			
	Goodwill HK$m	Negative goodwill HK$m	Licences and software HK$m	Total HK$m
Cost				
At 1 July 2002	131.8	—	—	131.8
Additions	—	—	401.2	401.2
Acquisition of interests in subsidiaries	17.2	(30.2)	—	(13.0)
At 30 June 2003	149.0	(30.2)	401.2	520.0
Accumulated amortisation				
At 1 July 2002	8.5	—	—	8.5
Amortisation charge (Note 4)	9.6	(4.2)	—	5.4
At 30 June 2003	18.1	(4.2)	—	13.9
Net book amount				
At 30 June 2003	**130.9**	**(26.0)**	**401.2**	**506.1**
At 30 June 2002	123.3	—	—	123.3

Licences and software were acquired by the Group from an associated company for the deployment of the interactive television services in the PRC.

14 Fixed Assets

	Group							
	Investment properties HK$m	Hotel properties HK$m	Land and buildings HK$m	Toll roads, bridges and port facilities HK$m	Telecom-munication equipment and systems HK$m	Other assets HK$m	Assets under construction HK$m	Total HK$m
Cost or valuation								
At 1 July 2002	15,752.6	6,722.0	3,880.2	6,413.7	3,651.8	4,874.4	4,375.3	45,670.0
Translation difference	—	—	(16.6)	—	—	(5.8)	—	(22.4)
Acquisition of subsidiaries	—	380.6	108.5	—	—	197.7	190.1	876.9
Disposal of subsidiaries	—	—	(61.9)	(93.5)	—	(13.0)	(1,513.0)	(1,681.4)
Additions	59.8	—	49.4	12.3	441.9	704.6	651.9	1,919.9
Reclassification and transfer	581.8	—	65.1	—	(1.1)	325.5	(858.0)	113.3
Disposals	—	—	(28.8)	(1.3)	(10.3)	(594.7)	—	(635.1)
Revaluation deficit	(1,351.3)	(735.1)	—	—	—	—	—	(2,086.4)
At 30 June 2003	15,042.9	6,367.5	3,995.9	6,331.2	4,082.3	5,488.7	2,846.3	44,154.8
Accumulated depreciation and impairment								
At 1 July 2002	—	—	552.7	789.6	1,198.8	2,080.3	2.5	4,623.9
Translation difference	—	—	(3.0)	—	—	(3.6)	—	(6.6)
Acquisition of subsidiaries	—	—	26.4	—	—	104.9	—	131.3
Impairment charge	—	—	67.4	—	—	9.4	310.0	386.8
Disposal of subsidiaries	—	—	(7.0)	(13.8)	—	(7.6)	—	(28.4)
Charge for the year	—	—	138.8	193.6	396.8	471.5	—	1,200.7
Reclassification	—	—	2.0	—	—	—	(2.0)	—
Written back on disposals	—	—	(3.9)	(0.1)	(7.0)	(276.1)	—	(287.1)
At 30 June 2003	—	—	773.4	969.3	1,588.6	2,378.8	310.5	6,020.6
Net book value								
At 30 June 2003	**15,042.9**	**6,367.5**	**3,222.5**	**5,361.9**	**2,493.7**	**3,109.9**	**2,535.8**	**38,134.2**
At 30 June 2002	15,752.6	6,722.0	3,327.5	5,624.1	2,453.0	2,794.1	4,372.8	41,046.1

14 Fixed Assets (continued)

	Company			
	Investment properties HK$m	Land and buildings HK$m	Other assets HK$m	Total HK$m
Cost or valuation				
At 1 July 2002	28.7	0.7	3.3	32.7
Revaluation deficit	(4.2)	—	—	(4.2)
At 30 June 2003	24.5	0.7	3.3	28.5
Accumulated depreciation				
At 1 July 2002	—	0.4	2.6	3.0
Charge for the year	—	0.1	0.7	0.8
At 30 June 2003	—	0.5	3.3	3.8
Net book value				
At 30 June 2003	**24.5**	**0.2**	—	**24.7**
At 30 June 2002	28.7	0.3	0.7	29.7

Cost or valuation of properties was made up as follows:

	Group				Company			
	2003		2002		2003		2002	
	At cost/ carrying value HK$m	**Professional valuation HK$m**	At cost/ carrying value HK$m	Professional valuation HK$m	**At cost HK$m**	**Professional valuation HK$m**	At cost HK$m	Professional valuation HK$m
Investment properties								
Hong Kong long lease	—	**12,117.6**	—	13,376.8	—	**24.5**	—	28.7
Hong Kong medium lease	—	**758.7**	—	837.5	—	—	—	—
Overseas long lease	—	**89.3**	—	84.1	—	—	—	—
Overseas medium lease	—	**2,077.3**	—	1,454.2	—	—	—	—
	—	**15,042.9**	—	15,752.6	—	**24.5**	—	28.7
Hotel properties								
Hong Kong long lease	—	**6,367.5**	—	6,722.0	—	—	—	—
Land and buildings								
Hong Kong long lease (Note a)	**948.4**	—	940.1	—	**0.7**	—	0.7	—
Hong Kong medium lease	**935.9**	—	896.1	—	—	—	—	—
Hong Kong short lease	**571.3**	—	526.3	—	—	—	—	—
Overseas long lease	**119.0**	—	28.6	—	—	—	—	—
Overseas medium lease (Note a)	**1,401.8**	—	1,482.3	—	—	—	—	—
Overseas short lease	**14.0**	—	1.3	—	—	—	—	—
Overseas freehold	**5.5**	—	5.5	—	—	—	—	—
	3,995.9	—	3,880.2	—	**0.7**	—	0.7	—
	3,995.9	**21,410.4**	3,880.2	22,474.6	**0.7**	**24.5**	0.7	28.7

14 Fixed Assets (continued)

(a) Included in the Group's land and buildings are properties transferred from investment properties at carrying value of HK$985.0 million (2002: HK$985.0 million) based on professional valuations at dates of transfer.

(b) The investment properties and hotel properties were revalued on 30 June 2003 on an open market value basis by Chesterton Petty Limited and Vigers Hong Kong Limited, independent professional property valuers.

Toll roads, bridges and port facilities, telecommunication equipment and systems, assets under construction and other assets comprising plant, machinery, equipment, terminal equipment, furniture, fixtures, interactive television network and equipment, buses, coaches and motor vehicles are stated at cost.

(c) The aggregate net book value of assets pledged as securities for loans amounts to HK$11,653.9 million (2002: HK$11,752.1 million).

(d) The net book value of fixed assets includes telecommunication equipment and systems and other assets, which are held under finance leases amounting to HK$322.0 million (2002: HK$160.1 million) and HK$0.1 million (2002: HK$0.2 million) respectively.

(e) The Group is under negotiation with the Wuhan City Government in respect of the compensation for the cessation of toll collection right of a toll bridge in Wuhan City since October 2002. No depreciation has been charged since then. The Group expects the compensation will exceed the book value.

15 Subsidiaries

	2003 HK$m	2002 HK$m
Unlisted shares, at cost	**4,893.1**	5,666.0
Provision for impairment losses	**(567.1)**	(605.1)
	4,326.0	5,060.9
Listed shares in Hong Kong, at cost	**16,455.6**	12,087.3
At Directors' valuation in 1972	**72.0**	72.0
	20,853.6	17,220.2
Amounts due by subsidiaries less provision	**38,382.4**	41,533.1
	59,236.0	58,753.3
Amounts due to subsidiaries	**(26,060.8)**	(26,441.2)
	33,175.2	32,312.1
Market value of listed shares	**3,056.0**	2,074.0

Details of principal subsidiaries are given in Note 36.

16 Associated Companies

	Group		Company	
	2003 HK$m	2002 HK$m	2003 HK$m	2002 HK$m
Group's share of net assets				
Listed shares in Hong Kong	884.9	824.9	—	—
Unlisted shares	3,841.7	3,687.0	6.8	6.8
	4,726.6	4,511.9	6.8	6.8
Negative goodwill on acquisition	(113.2)	(85.6)	—	—
Goodwill on acquisition	85.6	48.7	—	—
Less: amortisation	(14.9)	15.7	—	—
	(42.5)	(21.2)	—	—
Amounts due by associated companies (Note a)	3,820.8	4,587.2	194.0	261.4
Amounts due to associated companies (Note b)	(239.5)	(206.0)	(21.3)	(18.6)
	3,581.3	4,381.2	172.7	242.8
	8,265.4	8,871.9	179.5	249.6
Market value of listed shares	334.3	345.0	—	—

(a) Amounts due by associated companies are analysed as follows:

	Group	
	2003 HK$m	2002 HK$m
Interest bearing		
Fixed rates (Note i)	388.6	413.6
Variable rates (Note ii)	271.5	878.0
Non-interest bearing (Note iii)	3,160.7	3,295.6
	3,820.8	4,587.2

(i) Fixed rates represent interest rates ranging from 5.8% to 8.0% (2002: 6.2% to 8.0%) per annum.

(ii) Variable rates represent interest rates ranging from 0.6% (2002: 0.6%) above the Hong Kong Interbank Offered Rate ("HIBOR") to the Hong Kong Prime rate (2002: 2% above Hong Kong Prime rate) per annum.

(iii) The balance included amounts totalling HK$194.0 million (2002: HK$261.4 million) due to the Company.

The amounts are unsecured and have no fixed terms of repayment.

(b) The amounts due to associated companies are unsecured, interest free and repayable on demand.

(c) Dividends received and receivable by the Group from associated companies were HK$415.5 million (2002: HK$201.2 million).

(d) Details of principal associated companies are given in Note 37.

17 Jointly Controlled Entities

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Equity joint ventures				
Group's share of net assets	**698.1**	688.6	**6.0**	24.0
Goodwill on acquisition	**2.4**	25.2	**—**	—
Less: amortisation	**(0.1)**	(1.1)	**—**	—
Amounts due by joint ventures less provision (Note b)	**145.9**	754.1	**—**	—
Amounts due to joint ventures (Note c)	**(26.3)**	(17.4)	**—**	—
	820.0	1,449.4	**6.0**	24.0
Co-operative joint ventures (Note a)				
Cost of investment less provision	**6,135.5**	6,512.3	**13.1**	13.0
Goodwill on acquisition	**17.7**	17.7	**—**	—
Less: amortisation	**(0.9)**	—	**—**	—
Share of undistributed post-acquisition results	**(313.5)**	106.0	**—**	—
Amounts due by joint ventures less provision (Note b)	**7,652.3**	8,688.0	**—**	—
Amounts due to joint ventures (Note c)	**(142.0)**	(26.5)	**—**	—
	13,349.1	15,297.5	**13.1**	13.0
Companies limited by shares				
Group's share of net assets (Note a)	**1,991.0**	2,178.3	**—**	—
Subordinated loans (Note b)	**889.6**	377.8	**—**	—
Amounts due by investee companies (Note b)	**5,675.9**	7,331.9	**251.0**	1,145.9
Amounts due to investee companies (Note c)	**(741.3)**	(895.3)	**—**	—
	7,815.2	8,992.7	**251.0**	1,145.9
Deposits paid for joint ventures (Note d)	**480.5**	1,898.3	**13.7**	13.7
	22,464.8	27,637.9	**283.8**	1,196.6

(a) The Group's interests in certain co-operative joint ventures in the PRC and the toll collection rights of certain toll roads held by the Group have been pledged as securities for bank loan facilities granted to the Group. As at the balance sheet date, the outstanding amount under these bank loan facilities was approximately HK$933.0 million (2002: HK$1,021.9 million).

17 Jointly Controlled Entities (continued)

(b) Subordinated loans and amounts due by jointly controlled entities are analysed as follows:

	Subordinated loans		Amounts due by jointly controlled entities	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Interest bearing				
Fixed rates (Note i)	**19.0**	19.0	**4,936.6**	5,623.5
Variable rates (Note ii)	**—**	—	**1,469.2**	2,322.0
Non-interest bearing (Note iii)	**870.6**	358.8	**7,068.3**	8,828.5
	889.6	377.8	**13,474.1**	16,774.0

(i) Fixed rates represent interest rates ranging from 2.0% to 15.0% (2002: 4.0% to 15.0%) per annum.

(ii) Variable rates represent interest rates ranging from 3-month HIBOR (2002: the Hong Kong Prime rate) to 2.0% above the Hong Kong Prime rate per annum.

(iii) The balance included amounts of HK$251.0 million (2002: HK$1,145.9 million) due to the Company.

The repayment terms of the amounts due by jointly controlled entities are specified in the relevant joint venture agreements.

(c) The amounts due to jointly controlled entities are unsecured, interest free and repayable on demand.

(d) The balances represent advances paid in respect of proposed joint ventures for which the jointly controlled entities have not yet been established as at the year end date and only preliminary agreements have been signed. Upon the completion of the relevant joint venture contracts and the establishment of the respective jointly controlled entities, the relevant amounts will be reclassified to joint venture balances.

(e) Dividends received and receivable from jointly controlled entities were HK$700.2 million (2002: HK$762.2 million).

(f) Particulars of principal jointly controlled entities are given in Note 38.

18 Other Investments

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Equity securities				
Unlisted shares, at fair value	**963.3**	1,444.9	**61.5**	221.2
Listed shares, at market value				
Hong Kong	**247.5**	292.4	—	—
Overseas	**418.7**	607.8	—	—
	1,629.5	2,345.1	**61.5**	221.2
Debt securities				
Unlisted debentures and convertible bonds, at fair value	**134.2**	182.6	—	—
Investments in joint property development projects				
At cost less provision and amortisation	**1,743.6**	1,775.8	—	—
Other joint ventures				
Cost of investment, less provision	**106.5**	212.5	—	—
Amounts due by joint ventures, less provision	**1,607.0**	1,632.0	—	—
	1,713.5	1,844.5	—	—
	5,220.8	6,148.0	**61.5**	221.2

Amounts due by joint ventures of HK$1,281.8 million (2002: HK$1,526.4 million) carry interest at 5.3% to 10.0% (2002: 10.0%) per annum. The remaining balance is non-interest bearing. All balances are unsecured and have repayment terms as specified in the relevant joint venture agreements.

19 Other Assets

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Long term receivables (Note a)	**1,494.1**	948.7	—	—
Deposits for proposed investments (Note b)	**1,699.9**	786.9	—	—
Deposits for purchase of fixed assets (Note c)	**936.5**	—	—	—
Retirement benefit assets (Note 11bi)	**12.2**	11.6	—	—
	4,142.7	1,747.2	—	—

19 Other Assets (continued)

(a) Long term receivables

	Group		Company	
	2003	2002	2003	2002
	HK$m	HK$m	HK$m	HK$m
Accounts receivable	1,271.5	631.6	—	—
Other loans	371.8	392.3	—	—
	1,643.3	1,023.9	—	—
Amounts receivable within one year included in current assets	(149.2)	(75.2)	—	—
	1,494.1	948.7	—	—

Included in accounts receivable is an amount of HK$600.0 million (2002: Nil) due from a third party which is unsecured, bears interest at 3.0% per annum and is wholly repayable by December 2004. The Group has a right to apply such loan as part of the consideration under the Option Agreement (Note 19b).

(b) Deposits for proposed investments

Cost less provision				
Deposits for the Network	1,531.2	786.9	—	—
Others	168.7	—	—	—
	1,699.9	786.9	—	—

In 2002, NWI entered into an option agreement (the "Option Agreement") with a PRC entity for the acquisition (the "Acquisition") of an interest in a fibre optic backbone network ("Network") in the PRC, and subject to certain conditions as stipulated in the Option Agreement, the Group is entitled to acquire up to 70.0% interest in the Network within 2 years from the date of the Option Agreement at a consideration of approximately HK$2,563.0 million.

As at 30 June 2003, approximately HK$1,531.2 million (2002: HK$786.9 million) was paid as a deposit for the Acquisition.

(c) Deposits for purchase of fixed assets

The balance represents trade deposits paid to an associated company for the purchase of interactive television network system and equipment.

20 Properties Held for Sale

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Properties under development, at cost less provision	**15,104.8**	14,720.4	**—**	—
Completed properties, at cost less provision	**1,767.2**	1,477.7	**—**	—
Joint property development projects, at cost less provision	**5,791.0**	7,081.0	**489.8**	851.4
	22,663.0	23,279.1	**489.8**	851.4

The aggregate carrying value of properties under development and completed properties pledged as securities for loans amounted to HK$2,604.1 million (2002: HK$981.3 million).

21 Stocks

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Raw materials	**447.2**	1,248.7	**—**	—
Work-in-progress	**16.1**	13.2	**—**	—
Finished goods	**95.1**	49.3	**—**	—
Merchandise	**89.0**	82.8	**—**	—
	647.4	1,394.0	**—**	—

At 30 June 2003, the amount of stocks carried at net realisable value amounted to HK$417.8 million (2002: HK$13.5 million).

22 Debtors and Prepayments

(a) At 30 June 2003, the retention receivable for contracts in progress amounting to HK$807.8 million (2002: HK$834.0 million) has been included in debtors and prepayments.

(b) Debtors and prepayments include trade debtors, amounts advanced to investee companies, deposits and prepayments. The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate. Sales proceeds receivable from sale of properties and retention money receivables in respect of construction and engineering services are settled in accordance with the terms of respective contracts. Ageing analysis of trade debtors is as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Current to 30 days	**3,097.1**	2,455.0	**—**	—
31 to 60 days	**176.5**	240.8	**—**	—
Over 60 days	**1,754.9**	1,958.2	**—**	—
	5,028.5	4,654.0	**—**	—

23 Cash and Bank Balances

Restricted bank balances are funds which are pledged to secure for certain short term loans and long term loans.

24 Creditors and Accrued Charges

(a) At 30 June 2003, advances received from customers for contracts in progress amounting to HK$31.2 million (2002: HK$55.8 million) has been included in creditors and accrued charges.

(b) Included in creditors and accrued charges are trade creditors with their ageing analysis as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Current to 30 days	**3,470.7**	4,080.4	—	—
31 to 60 days	**142.8**	272.7	—	—
Over 60 days	**2,114.3**	2,178.6	—	—
	5,727.8	6,531.7	—	—

25 Contracts in Progress

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Contract costs incurred plus attributable profits less foreseeable losses to date	**17,882.2**	16,822.3	—	—
Progress payments received and receivable	**(18,195.9)**	(17,124.2)	—	—
	(313.7)	(301.9)	—	—
Representing:				
Gross amount due from customers for contract work	**272.6**	476.2	—	—
Gross amount due to customers for contract work	**(586.3)**	(778.1)	—	—
	(313.7)	(301.9)	—	—

26 Share Capital

	2003	2003	2002	2002
	No. of shares		No. of shares	
	(million)	HK$m	(million)	HK$m
Authorised:				
Shares of HK$1.00 each				
Balance at 30 June	**2,500.0**	**2,500.0**	2,500.0	2,500.0
Issued and fully paid:				
Shares of HK$1.00 each				
Balance at 1 July	**2,166.4**	**2,166.4**	2,134.0	2,134.0
Issued as scrip dividends	**53.1**	**53.1**	32.4	32.4
Balance at 30 June	**2,219.5**	**2,219.5**	2,166.4	2,166.4

During the year, 25,371,708 and 27,766,413 new shares were issued at HK$3.91395 and HK$2.4929 per share for the settlement of 2002 final scrip dividend and 2003 interim scrip dividend respectively.

In 2002, 15,122,315 and 17,292,889 new shares were issued at HK$6.887 and HK$6.5669 per share for the settlement of 2001 final scrip dividend and 2002 interim scrip dividend respectively.

27 Reserves

	Group						
	Capital redemption reserve	Share premium	Asset revaluation reserve (Note a)	Capital reserve	General reserve	Retained profits	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m
Balance as at 1.7.2001 as previously reported	37.7	19,047.4	20,088.6	649.8	538.5	15,152.0	55,514.0
Effect of adoption of SSAP 34 (revised)	—	—	—	—	—	(51.4)	(51.4)
Balance as at 1.7.2001, as restated	37.7	19,047.4	20,088.6	649.8	538.5	15,100.6	55,462.6
Scrip dividends	—	185.3	—	—	—	—	185.3
Share issue expenses	—	(0.3)	—	—	—	—	(0.3)
Investment and hotel properties revaluation deficit for the year	—	—	(1,856.0)	—	—	—	(1,856.0)
Investment and hotel properties revaluation surplus realised upon disposal	—	—	(2,406.3)	—	—	—	(2,406.3)
Reversal of revaluation surplus arising from impairment of land and buildings	—	—	(33.8)	—	—	—	(33.8)
Share of revaluation surplus/(deficit) of							
associated companies	—	—	5.9	—	—	—	5.9
jointly controlled entities	—	—	(263.9)	—	—	—	(263.9)
Release of reserve upon							
disposal of subsidiaries	—	—	(348.9)	(0.5)	—	—	(349.4)
partial disposal of a subsidiary	—	—	—	(27.1)	—	—	(27.1)
disposal of an investee company	—	—	—	(216.2)	—	—	(216.2)
Release of goodwill upon							
disposal of subsidiaries	—	—	—	169.9	—	—	169.9
disposal of a jointly controlled entity	—	—	—	6.7	—	—	6.7
Goodwill impairment loss charged to profit and loss account	—	—	—	1.5	—	—	1.5
Investment securities revaluation deficit for the year	—	—	(220.1)	—	—	—	(220.1)
Investment securities revaluation surplus realised upon disposal	—	—	(5.3)	—	—	—	(5.3)
Investment securities impairment loss charged to profit and loss account	—	—	139.5	—	—	—	139.5
Profit for the year	—	—	—	—	—	1,275.4	1,275.4
Transfer to general reserve	—	—	—	—	34.4	(34.4)	—
Transfer to asset revaluation reserve	—	—	25.5	(25.5)	—	—	—
Translation difference	—	—	—	—	—	(6.6)	(6.6)
2001 final dividend paid	—	—	—	—	—	(213.4)	(213.4)
2002 interim dividend paid	—	—	—	—	—	(214.9)	(214.9)
	37.7	**19,232.4**	**15,125.2**	**558.6**	**572.9**	**15,906.7**	**51,433.5**
Representing:							
Balance at 30.6.2002	37.7	19,232.4	15,125.2	558.6	572.9	15,690.1	51,216.9
2002 proposed final dividend	—	—	—	—	—	216.6	216.6
	37.7	19,232.4	15,125.2	558.6	572.9	15,906.7	51,433.5
Retained by:							
Company and subsidiaries	37.7	19,232.4	14,814.1	666.1	572.9	18,395.9	53,719.1
Associated companies	—	—	329.2	0.5	—	(1,071.0)	(741.3)
Jointly controlled entities	—	—	(18.1)	(108.0)	—	(1,418.2)	(1,544.3)
	37.7	19,232.4	15,125.2	558.6	572.9	15,906.7	51,433.5

27 Reserves (continued)

	Group						
	Capital redemption reserve	Share premium	Asset revaluation reserve (Note a)	Capital reserve	General reserve	Retained profits	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m
Balance as at 1.7.2002, as previously reported	37.7	19,232.4	15,125.2	558.6	572.9	15,958.1	51,484.9
Effect of adoption of SSAP 34 (revised)	—	—	—	—	—	(51.4)	(51.4)
Balance as at 1.7.2002, as restated	37.7	19,232.4	15,125.2	558.6	572.9	15,906.7	51,433.5
Scrip dividends	—	115.4	—	—	—	—	115.4
Share issue expenses	—	(0.2)	—	—	—	—	(0.2)
Investment and hotel properties revaluation deficit for the year	—	—	(1,747.3)	—	—	—	(1,747.3)
Share of revaluation deficit of							
associated companies	—	—	(75.0)	—	—	—	(75.0)
jointly controlled entities	—	—	(116.3)	—	—	—	(116.3)
Investment securities impairment loss charged to profit and loss account	—	—	94.8	—	—	—	94.8
Release of goodwill upon disposal of a jointly controlled entity	—	—	—	6.2	—	—	6.2
Goodwill impairment loss charged to profit and loss account	—	—	—	17.7	—	—	17.7
Investment securities revaluation deficit for the year	—	—	(531.9)	—	—	—	(531.9)
Investment securities revaluation surplus realised upon disposal	—	—	(35.0)	—	—	—	(35.0)
Loss for the year	—	—	—	—	—	(4,811.5)	(4,811.5)
Transfer to retained profits	—	—	(39.0)	—	(6.3)	45.3	—
Translation difference	—	—	—	—	—	(85.6)	(85.6)
2002 final dividend paid	—	—	—	—	—	(216.6)	(216.6)
2003 interim dividend paid	—	—	—	—	—	(131.5)	(131.5)
	37.7	19,347.6	12,675.5	582.5	566.6	10,706.8	43,916.7
Retained by:							
Company and subsidiaries	37.7	19,347.6	12,555.7	690.0	566.6	14,595.6	47,793.2
Associated companies	—	—	254.2	0.5	—	(1,522.8)	(1,268.1)
Jointly controlled entities	—	—	(134.4)	(108.0)	—	(2,366.0)	(2,608.4)
	37.7	19,347.6	12,675.5	582.5	566.6	10,706.8	43,916.7

27 Reserves (continued)

	Company				
	Capital redemption reserve	Share premium	Asset revaluation reserve (Note a)	Retained profits	Total
	HK$m	HK$m	HK$m	HK$m	HK$m
Balance as at 1.7.2001	37.7	19,047.4	358.8	11,568.7	31,012.6
Scrip dividends	—	185.3	—	—	185.3
Share issue expenses	—	(0.3)	—	—	(0.3)
Investment properties revaluation deficit for the year	—	—	(1.9)	—	(1.9)
Investment securities revaluation deficit for the year	—	—	(166.5)	—	(166.5)
Investment securities impairment loss charged to profit and loss account	—	—	3.9	—	3.9
Profit for the year	—	—	—	1,398.7	1,398.7
2001 final dividend paid	—	—	—	(213.4)	(213.4)
2002 interim dividend paid	—	—	—	(214.9)	(214.9)
	37.7	19,232.4	194.3	12,539.1	32,003.5
Representing:					
Balance at 30.6.2002	37.7	19,232.4	194.3	12,322.5	31,786.9
2002 proposed final dividend	—	—	—	216.6	216.6
	37.7	19,232.4	194.3	12,539.1	32,003.5
Balance as at 1.7.2002	37.7	19,232.4	194.3	12,539.1	32,003.5
Scrip dividends	—	115.4	—	—	115.4
Share issue expenses	—	(0.2)	—	—	(0.2)
Investment properties revaluation deficit for the year	—	—	(4.2)	—	(4.2)
Investment securities revaluation surplus realised upon disposal	—	—	(144.3)	—	(144.3)
Investment securities revaluation deficit for the year	—	—	(13.5)	—	(13.5)
Loss for the year	—	—	—	(177.0)	(177.0)
2002 final dividend paid	—	—	—	(216.6)	(216.6)
2003 interim dividend paid	—	—	—	(131.5)	(131.5)
	37.7	19,347.6	32.3	12,014.0	31,431.6

(a) Analysis of asset revaluation reserve

	Group		Company	
	2003	2002	2003	2002
	HK$m	HK$m	HK$m	HK$m
Hotel properties	2,836.9	3,236.6	—	—
Investment properties	9,653.8	11,231.7	23.0	27.2
Investment securities	184.8	656.9	9.3	167.1
	12,675.5	15,125.2	32.3	194.3

(b) Distributable reserves of the Company at 30 June 2003 amounted to HK$12,014.0 million (2002: HK$12,539.1 million).

28 Long Term Liabilities

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Bank loans				
Secured	**16,485.9**	9,151.4	**—**	—
Unsecured	**13,476.7**	19,272.7	**—**	—
Other secured loans				
Wholly repayable within five years	**—**	250.0	**—**	—
Other unsecured loans				
Wholly repayable within five years	**—**	551.0	**—**	—
Not wholly repayable within five years	**62.8**	59.5	**—**	—
Obligations under finance leases (Note a)				
Wholly repayable within five years	**200.3**	115.1	**—**	—
	30,225.7	29,399.7	**—**	—
Convertible bonds (Note b)	**2,678.1**	4,063.5	**—**	—
Loans from minority shareholders (Note c)	**2,314.7**	2,546.6	**—**	—
Deferred income	**464.8**	642.7	**—**	—
Provision for long service payments (Note d)	**107.3**	83.9	**—**	—
Long term accounts payable	**661.4**	1,029.7	**172.0**	258.0
	36,452.0	37,766.1	**172.0**	258.0
Amounts repayable within one year included in current liabilities	**(7,424.1)**	(13,752.9)	**(86.0)**	(86.0)
	29,027.9	24,013.2	**86.0**	172.0

28 Long Term Liabilities (continued)

	Group					
	Secured bank loans HK$m	Unsecured bank loans HK$m	Other secured loans HK$m	Other unsecured loans HK$m	Obligations under finance leases HK$m	Total HK$m
The maturity of long term borrowings for 2003 is as follows:						
Within one year	2,634.7	1,445.9	—	—	90.5	4,171.1
In the second year	3,524.3	2,200.0	—	—	84.0	5,808.3
In the third to fifth year	8,050.2	9,830.8	—	—	25.8	17,906.8
After the fifth year	2,276.7	—	—	62.8	—	2,339.5
	16,485.9	13,476.7	—	62.8	200.3	30,225.7
The maturity of long term borrowings for 2002 is as follows:						
Within one year	931.4	10,371.1	250.0	351.0	39.3	11,942.8
In the second year	1,765.8	2,136.9	—	200.0	55.4	4,158.1
In the third to fifth year	6,041.6	6,764.7	—	—	20.4	12,826.7
After the fifth year	412.6	—	—	59.5	—	472.1
	9,151.4	19,272.7	250.0	610.5	115.1	29,399.7

(a) Finance lease obligations — minimum lease payments

	Group	
	2003 HK$m	2002 HK$m
Within one year	**93.6**	42.3
In the second year	**86.9**	59.9
In the third to fifth year	**26.2**	20.6
	206.7	122.8
Future finance charges on finance leases	**(6.4)**	(7.7)
Present value of finance lease liabilities	**200.3**	115.1

28 Long Term Liabilities (continued)

(b) Convertible bonds

	Group	
	2003	2002
	HK$m	HK$m
Bonds to be converted into shares of:		
The Company (Note i)	**2,678.1**	2,713.0
Subsidiaries (Note ii)	**—**	1,350.5
	2,678.1	4,063.5

(i) In June 1999, a subsidiary has issued US$300.0 million convertible guaranteed bonds which carry interest at 3.0% per annum payable semi-annually in arrears. The bonds are guaranteed by the Company and listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$1.00 each of the Company at a conversion price of HK$24.60 per share, subject to adjustment, at any time between 9 August 1999 and 9 May 2004. A further US$50.0 million convertible bonds was issued in July 1999 at the same terms and conditions. Unless previously converted, redeemed or cancelled, the bonds will be redeemed at 123.104% of their principal amount together with accrued interest on 9 June 2004. Provision for the premium payable has been made in the accounts so as to provide a constant periodic rate of charge to the profit and loss account over the term of the bonds.

During the year, the subsidiary redeemed bonds with an aggregate of US$4.5 million (2002: Nil) for a total consideration of HK$42.9 million. Provision for premium on redemption of the bonds of HK$6.1 million was applied to set off against the deficit arising from the repurchase of the bonds.

(ii) In March 1998, NWI issued US$250.0 million convertible bonds which bear interest at 1.0% per annum payable semi-annually in arrears. The bonds were listed on the Luxembourg Stock Exchange. Each holder of the bonds had the option to convert the bonds into shares of HK$1.00 each of NWI at the conversion price of HK$23.05 per share, subject to adjustment, at any time until 1 April 2003. Subject to certain conditions being met, the bonds were redeemable at the option of NWI at any time on or after 15 April 2001, in whole or in part, in cash and/or for NWI shares. Unless previously converted, redeemed or repurchased the bonds would be redeemed at 143.4% of their principal amount together with the accrued interest on 15 April 2003.

During the year, NWI repurchased bonds with an aggregate principal amount of US$3.9 million (2002: US$4.0 million) for a total consideration of HK$40.4 million (2002: HK$39.6 million) and these bonds were then cancelled. Provision for premium on redemption of the bonds of HK$9.9 million (2002: HK$8.3 million) was applied to set off against the deficit arising from the repurchase of the bonds. The remaining balance of the bonds was redeemed by NWI on 3 March 2003.

(c) Loans from minority shareholders

The loans from minority shareholders include loans of HK$674.8 million (2002: HK$1,052.5 million) to certain consolidated joint ventures, which are unsecured, carry interest at fixed rates ranging from 7.5% to 15.0% (2002: 10.0% to 15.0%) per annum and have repayment terms specified in the relevant joint venture agreements. The remaining balance is unsecured, interest free and has no specific repayment terms.

28 Long Term Liabilities (continued)

(d) Provision for long service payments

The Group's long service payment obligations as at 30 June 2003 are valued by Watson Wyatt Hong Kong Limited using the projected unit credit method.

The amounts recognised in the balance sheet were determined as follows:

	Group
	HK$m
Present value of funded obligations	
At 30 June 2003	107.3
At 30 June 2002	83.9

	Group	
	2003	2002
	HK$m	HK$m
The amounts recognised in the profit and loss account were as follows:		
Current service cost	15.6	0.1
Interest cost	28.5	4.6
Net actuarial gains recognised during the year	(12.7)	—
	31.4	4.7

Movement in the long service payment obligations were as follows:		
At 1 July	83.9	103.2
Net expense recognised in the profit and loss account	31.4	4.7
Payment made during the year	(8.0)	(24.0)
At 30 June	107.3	83.9

	Group	
	2003	2002
The principal actuarial assumptions used were as follows:		
Discount rate	3.5%	5.0%
Expected rate of future salary increases	0.5%–2.5%	0.5%–3.5%

29 Deferred tax liabilities

	Group	
	2003	2002
	HK$m	HK$m
Balance at 1 July	**62.9**	24.8
Transfer from profit and loss account	**18.0**	38.1
Balance at 30 June	**80.9**	62.9
Provided for in respect of:		
Accelerated depreciation allowances	**162.1**	153.4
Other timing differences	**(81.2)**	(90.5)
	80.9	62.9
The potential deferred tax (assets)/liabilities not provided for in the accounts amounts to:		
Accelerated depreciation allowances	**297.0**	328.0
Other timing differences	**(830.5)**	(806.1)
	(533.5)	(478.1)

No provision has been made in respect of the revaluation surplus arising from the revaluation of the Group's and/or the Company's investment properties and hotel properties other than in the PRC as they do not constitute timing differences. Realisation of the surplus on revaluation of the Group's investment and hotel properties in the PRC would give rise to a taxation liability in the PRC. No provision has been made in the accounts for this liability as these properties are held for the long term and management has no intention to dispose of these properties in the foreseeable future.

30 Commitments

(a) Capital commitments

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Contracted but not provided for				
Intangible assets	**237.9**	—	—	—
Fixed assets	**708.9**	713.3	—	—
An associated company	—	49.5	—	—
Subsidiaries	—	—	**55.0**	55.0
Jointly controlled entities	**177.1**	258.6	—	—
Other investments	**2.8**	—	—	—
	1,126.7	1,021.4	**55.0**	55.0
Authorised but not contracted for				
Fixed assets	**37.8**	248.3	—	—
Jointly controlled entities	—	628.8	—	—
	37.8	877.1	—	—
The Group's share of capital commitments committed by the jointly controlled entities not included above are as follows:				
Contracted but not provided for	**287.6**	171.8	—	—
Authorised but not contracted for	**123.9**	89.4	—	—
	411.5	261.2	—	—

30 Commitments (continued)

(b) Commitments under operating leases

The future aggregate lease payments under non-cancellable operating leases are as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Land and buildings				
In the first year	**338.5**	351.2	**—**	—
In the second to fifth year inclusive	**653.1**	664.9	**—**	—
After the fifth year	**1,727.4**	1,755.1	**—**	—
	2,719.0	2,771.2	**—**	—
Equipment				
In the first year	**15.4**	21.2	**—**	—
In the second to fifth year inclusive	**13.8**	19.7	**—**	—
	2,748.2	2,812.1	**—**	—

(c) Other commitments

The future aggregate payments for other commitments are as follows:

In the first year	**30.0**	—	**—**	—
In the second to fifth year inclusive	**110.5**	—	**—**	—
	140.5	—	**—**	—

(d) At 30 June 2003, the Group had issued performance guarantees amounting to approximately HK$382.3 million (2002: HK$316.2 million), in respect of mortgage facilities granted by certain banks relating to the mortgage loans arranged for certain purchasers of property projects developed by a subsidiary and certain jointly controlled entities of the Group. Pursuant to the terms of the performance guarantees, upon default in mortgage payments by these purchasers, the Group is obliged to repay the outstanding mortgage principals together with accrued interest owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal title and possession of the related properties.

30 Commitments (continued)

(e) A subsidiary and certain jointly controlled entities are parties to agreements with third parties in respect of the joint development of Container Terminal 9 in Hong Kong, the related berth swap arrangement and the funding thereof. The Group's attributable share of capital commitments as at 30 June 2003 has been disclosed in Note (a) above.

In the event of default of any of the third parties, the relevant subsidiary and jointly controlled entities will be required to provide additional funds for the project. The Group has given guarantees in respect of the obligations of the relevant subsidiary and jointly controlled entities to provide additional funds. If the Group is required to fulfil its obligations under the guarantees, the maximum amount of the additional commitments assumed, in addition to the Group's share of the capital commitments as disclosed above, will be HK$1,321.8 million (2002: HK$1,482.0 million) out of which approximately HK$781.0 million (2002: HK$728.0 million) has been counter-indemnified by an associated company.

One of the jointly controlled entities has obtained banking facilities to finance 60.0% of its share of development costs for Container Terminal 9. The Group has given guarantee in respect of the banking facilities and is included in Note 31.

(f) Future minimum rental payments receivable

The future minimum rental payments receivable under non-cancellable leases are as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
In the first year	**481.2**	509.5	**—**	—
In the second to fifth year inclusive	**609.9**	555.2	**—**	—
After the fifth year	**410.6**	146.1	**—**	—
	1,501.7	1,210.8	**—**	—

The Group's operating leases are for terms ranging from 1 to 6 years.

31 Contingent Liabilities

	Group		Company	
	2003	2002	**2003**	2002
	HK$m	HK$m	**HK$m**	HK$m
Guarantees for				
Performance bonds in respect of construction contracts undertaken by the Group	**1,373.2**	1,140.4	**100.8**	—
Other performance bonds	**211.9**	384.7	**77.7**	333.0
Guarantees for credit facilities granted to				
Subsidiaries	**—**	—	**24,081.8**	25,033.5
Associated companies	**1,581.4**	159.1	**105.0**	—
Investee companies included under other investments	**4.2**	5.5	**4.2**	5.5
Jointly controlled entities	**4,536.9**	4,059.6	**1,733.5**	1,697.3
Indemnity to non-wholly owned subsidiaries for PRC tax liabilities	**2,008.1**	2,135.3	**6,645.1**	7,059.0
	9,715.7	7,884.6	**32,748.1**	34,128.3

The Group is in legal disputes with joint venture partners who took legal action against the Group in respect of certain property development projects in the PRC and a hotel project in Malaysia. For the PRC property development projects, no statement of claims setting out details of the claims have been rendered to the Group as at the date of this report and the Group also took counter action against this joint venture partner. For the hotel project in Malaysia, the hearing of the trial commenced on 9 June 2003 and finished on 14 July 2003. The judge reserved judgement until a date to be notified. The Directors have obtained legal advice on the matters and are of the opinion that the matters will not have adverse material impact on the financial position of the Group.

32 Notes to Consolidated Cash Flow Statement

(a) Reconciliation of operating (loss)/profit to net cash inflow generated from operations

	2003 HK$m	2002 HK$m (As restated)
Operating (loss)/profit	(5,497.3)	1,700.0
Depreciation	1,200.7	1,174.2
Amortisation of goodwill/(negative goodwill)/cost of investment		
Associated companies	—	(15.7)
Jointly controlled entities	10.4	1.1
Subsidiaries	5.4	8.5
Dilution loss on reorganisation of subsidiaries	196.4	—
Impairment loss on		
Fixed assets	386.8	166.3
Goodwill	21.0	2.1
Jointly controlled entities	—	41.4
Provision for investments in		
A joint property development project	36.3	75.0
Associated companies	138.2	37.3
Jointly controlled entities	47.2	67.7
Listed and unlisted shares	101.4	248.7
Provision for		
Advances to associated companies	62.5	—
Advances to jointly controlled entities	480.8	535.4
Bad debts	35.5	—
Other assets	122.4	—
Other investments	286.1	—
Payments on account	111.6	—
Provision for diminution in value of completed properties and properties under development	1,197.3	325.6
Provision for joint development projects	1,140.5	—
Loss on dilution of interests in subsidiaries	0.3	132.3
Premium on redemption of convertible bonds	1.9	—
Loss on disposal of		
Fixed assets	33.1	—
Jointly controlled entities	33.2	—
Other investments	211.7	2.1
Subsidiaries	—	51.7
Profit on disposal of		
Fixed assets	—	(2,374.2)
Associated companies	(3.1)	(4.7)
Jointly controlled entities	(8.3)	(114.9)
Other investments	(283.1)	(201.0)
Subsidiaries	(107.6)	(492.1)
Profit on partial disposal of subsidiaries	(56.4)	—
Hotel property revaluation deficit	178.3	—
Write down of inventories to net realisable value	458.4	—
Write back of provision for		
Advance to an associated company	—	(92.6)
Diminution in value of properties under development	(40.0)	—
Exchange loss/(gain)	26.2	(19.6)
Net interest expenses and dividend income	1,449.6	1,309.2
Operating profit before working capital changes	1,977.4	2,563.8
Decrease/(increase) in stocks	271.0	(384.3)
Increase in properties held for sale	(1,713.2)	(1,225.4)
Decrease in debtors and prepayments	1,683.1	195.4
(Increase)/decrease in other loans receivable	(3.7)	7.5
(Decrease)/increase in creditors and accrued charges	(1,670.9)	1,867.5
Increase/(decrease) in contracts in progress	11.8	(580.9)
Increase/(decrease) in deposits received on sale of properties	208.3	(501.5)
Net cash inflow generated from operations	763.8	1,942.1

32 Notes to Consolidated Cash Flow Statement (continued)

(b) Acquisition of subsidiaries

	2003 HK$m	2002 HK$m
Net assets acquired		
Fixed assets	745.6	3.3
Jointly controlled entities	775.4	—
Stocks	7.9	282.7
Properties held for sale	107.7	317.0
Debtors and prepayments	253.7	4.5
Taxation	(0.5)	—
Cash and bank balances	265.8	29.1
Creditors and accrued charges	(413.0)	(271.4)
Short term bank loans	(902.8)	—
Long term liabilities	(79.1)	(6.5)
Minority interests	(21.3)	3.2
	739.4	361.9
Less: Interests originally held by the Group		
Associated companies	66.1	(28.5)
Jointly controlled entities	(540.5)	(266.4)
	265.0	67.0
Goodwill on acquisition	—	0.7
	265.0	67.7
Represented by:		
Cash	265.0	67.7

(c) Analysis of net inflow/(outflow) of cash and cash equivalents

	2003	2002
Cash consideration	(265.0)	(67.7)
Cash and bank balances acquired	265.8	29.1
	0.8	(38.6)

32 Notes to Consolidated Cash Flow Statement (continued)

(d) Disposal of subsidiaries

	2003 HK$m	2002 HK$m
Net assets disposed		
Fixed assets	1,653.0	1,451.6
Associated companies	289.4	—
Other investments	—	1.0
Stocks	25.1	95.4
Properties held for sale	—	74.1
Debtors and prepayments	16.5	811.6
Cash and bank balances	174.0	136.1
Creditors and accrued charges	(492.0)	(276.9)
Bank loans and overdrafts	(73.6)	(61.8)
Taxation	—	(5.9)
Long term liabilities	(380.2)	(800.5)
Minority interests	(214.4)	(147.3)
	997.8	1,277.4
Goodwill	—	175.9
Asset revaluation reserve	—	(348.9)
Net profit on disposals of subsidiaries	107.6	440.4
	1,105.4	1,544.8
Represented by:		
Cash	1,128.5	532.4
Long term receivables	—	170.0
Debtors and prepayments	0.4	—
Other investments	—	93.3
Associated companies	—	94.7
Jointly controlled entities	(23.5)	654.4
	1,105.4	1,544.8

(e) Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiaries

	2003 HK$m	2002 HK$m
Cash consideration	1,128.5	532.4
Cash and bank balances disposed	(174.0)	(136.1)
Bank overdrafts discharged	—	61.8
	954.5	458.1

32 Notes to Consolidated Cash Flow Statement (continued)

(f) Analysis of changes in financing

	Share capital (including share premium) HK$m	Long term liabilities HK$m	Mandatorily convertible bonds HK$m	Short term bank and other loans HK$m	Restricted cash and bank balances HK$m	Minority interests HK$m	Total HK$m
Balance at 30.6.2001	21,181.4	39,084.4	1,162.2	2,379.6	(1,747.0)	17,356.9	79,417.5
Net cash (outflow)/inflow from financing	(0.3)	(842.3)	—	1,291.3	(657.4)	40.0	(168.7)
Scrip dividends issued	217.7	—	—	—	—	—	217.7
Partial disposal of interest in subsidiaries	—	—	—	—	—	48.0	48.0
Goodwill on acquisition of additional interest in subsidiaries	—	—	—	—	—	131.1	131.1
Acquisition of additional interests in subsidiaries	—	—	—	—	—	(908.9)	(908.9)
Disposal of subsidiaries	—	(800.5)	—	—	—	(147.3)	(947.8)
Conversion of bonds	—	—	(1,162.2)	—	—	1,162.2	—
Increase in deferred interest income	—	19.9	—	—	—	—	19.9
Increase in long term accounts payable	—	194.9	—	—	—	—	194.9
Acquisition of subsidiaries	—	6.5	—	—	—	(3.2)	3.3
Increase in minority interests from dilution of interests in a subsidiary	—	—	—	—	—	132.3	132.3
Minority interests' share of net profit and other reserves	—	—	—	—	—	471.7	471.7
Dividends to minority shareholders	—	—	—	—	—	(325.3)	(325.3)
Inception of finance leases	—	103.2	—	—	—	—	103.2
Release of reserves upon disposal of a jointly controlled entity	—	—	—	—	—	67.7	67.7
Translation difference	—	—	—	—	—	(6.2)	(6.2)
Balance at 30.6.2002	21,398.8	37,766.1	—	3,670.9	(2,404.4)	18,019.0	78,450.4
Net cash (outflow)/inflow from financing	(0.2)	(1,338.2)	—	(365.1)	731.1	32.0	(940.4)
Scrip dividends issued	168.5	—	—	—	—	—	168.5
Partial disposal of interest in subsidiaries	—	—	—	—	—	28.9	28.9
Acquisition of additional interests in subsidiaries	—	—	—	902.8	—	(244.2)	658.6
Disposal of subsidiaries	—	(380.2)	—	(73.6)	—	(214.4)	(668.2)
Decrease in deferred interest income	—	(10.9)	—	—	—	—	(10.9)
Increase in long term accounts payable	—	222.6	—	—	—	—	222.6
Acquisition of subsidiaries	—	79.1	—	—	—	21.3	100.4
Increase in minority interests as a result of Reorganisation and dilution of interests in subsidiaries	—	—	—	—	—	196.7	196.7
Minority interests' share of net loss and other reserves	—	—	—	—	—	(905.7)	(905.7)
Dividends to minority shareholders	—	—	—	—	—	(92.9)	(92.9)
Inception of finance leases	—	113.5	—	—	—	—	113.5
Translation difference	—	—	—	—	—	(13.5)	(13.5)
Balance at 30.6.2003	**21,567.1**	**36,452.0**	**—**	**4,135.0**	**(1,673.3)**	**16,827.2**	**77,308.0**

32 Notes to Consolidated Cash Flow Statement (continued)

(g) Non-cash transactions

The Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$113.5 million (2002: HK$103.2 million).

In 2002, the Group disposed all of its interests in New World CyberBase Limited, an investment security held by a subsidiary, to a third party at a consideration of HK$49.3 million. The consideration was satisfied by shares and convertible bond issued from Asia Logistics Technologies Limited, which is a company controlled by an independent third party, at the sums of HK$10.0 million and HK$39.3 million respectively.

Trade deposits of approximately HK$969.1 million included in debtors, deposits and prepayment at 30 June 2002 is reclassified to deposits for purchase of fixed and intangible assets during the year.

During the year, the Group's consideration on disposal of its interest in certain investments of approximately HK$660.0 million was applied as a further payment for the acquisition of the Network.

33 Related Party Transactions

The following is a summary of significant related party transactions during the year carried out in the normal course of the Group's business:

	2003 HK$m	2002 HK$m
Transactions with affiliated companies (Note a)		
Rental income (Note b)	12.4	13.7
Provision of contracting work service (Note c)	324.4	77.7
Interest income (Note d)	163.7	236.5
Purchase of assets (Note e)	457.0	673.8
Acquisitions of a subsidiary (Note f)	—	43.0
Transactions/balances with other related parties		
Rental income (Note b)	17.6	18.8
Management fee expenses (Note g)	72.2	69.8
Disposal of fixed assets (Note h)	287.6	—
Disposal of other investments (Note h)	165.4	—
Disposals of subsidiaries (Note i)	347.8	—
Accounts payable (Note j)	761.1	2,239.5

33 Related Party Transactions (continued)

(a) Affiliated companies include associated companies and jointly controlled entities.

(b) Rental income is charged in accordance with tenancy agreements.

(c) Revenue from provision of contracting work is principally charged at terms no less favourable than those charged to third party customers of the Group.

(d) Interest income is charged at interest rates as specified in Notes 16 and 17 on the outstanding balances due by the affiliated companies.

(e) Balance for the year represents purchases of licences, interactive television network system and equipment which are developed by an associated company. In previous year, the amount represented purchases of stocks from the associated company which were sold to the Group at its original purchase costs from third party suppliers. The Group also paid approximately HK$936.5 million to the associated company as trade deposits for purchase of fixed assets. In previous year, the Group also paid approximately HK$969.1 million to the associated company as trade deposits for purchase of stocks as included in debtors and prepayment.

(f) On 31 May 2002, the Group purchased the entire issued share capital of Ngo Kee Construction Company Limited from Wai Kee Holdings Limited, an associated company, at a cash consideration of HK$43.0 million.

(g) Management fee expenses are charged at rates in accordance with relevant contracts.

(h) Certain transactions had been entered into between subsidiaries of the Group and subsidiaries of Chow Tai Fook Enterprises Limited ("CTFEL") for the disposal of fixed assets and other investments at their open market values at dates of disposals.

(i) During the year, the Group disposed of its entire interest in a subsidiary to a subsidiary of CTFEL for a consideration of HK$347.8 million.

(j) The amounts payable are unsecured, interest free and are repayable on demand except for the amount of HK$755.7 million (2002: HK$853.5 million) which bears interest ranging from 0.5% to 1.0% above HIBOR.

34 Comparative figures

Comparative figures for the segment information, fixed assets, jointly controlled entities and other assets have been reclassified or extended to conform with the current year's presentation.

In accordance with SSAP 15 (revised), the Group includes cash, unrestricted bank deposits and bank overdrafts as components of cash and cash equivalents. This change in accounting policy has been applied retrospectively so that comparative figures of the consolidated cash flow statements have been restated to conform with the changed policy. This change has resulted in an increase in cash and cash equivalents by HK$946.1 million as at 1 July 2001 and by HK$1,382.9 million as at 30 June 2002.

35 Approval of Accounts

The accounts were approved by the Board of Directors on 16 October 2003.

36 Principal Subsidiaries

As at 30 June 2003

	Share capital issued# Number	Par value per share HK$	Percentage of equity shares held By the Company	By the Group	Principal activities
Incorporated and operated in Hong Kong					
Addlight Investments Limited	9,998	1	—	56	Property Investment
	2*	1	—	—	
Advance Planner Limited	100	1	40	49	Property Investment
All Speed Investment Limited	2	1	100	100	Property Investment
Arlaken Development Limited	40	100	100	100	Investment Holding
Atlantic Land Properties Limited	2	1	100	100	Investment Holding
Barbican Construction Company Limited	130,000	100	—	54	Construction
	20,000*	100	—	—	
Billionoble Investment Limited	4,998	1	—	54	Investment Holding
	2*	1	—	—	
Billion Huge (International) Limited	950,001	1	—	70	Investment Holding
Billion Park Investment Limited	1,000,000	1	—	55	Investment Holding
Birkenshaw Limited	10,000	1	—	100	Property Investment
Blanca Limited	10,000	1	—	100	Investment Holding
Bright Moon Company Limited	200	10	75	75	Property Investment
Broadway-Nassau Investments Limited	2	10,000	—	54	Property Investment
	3,000*	10,000	—	—	
Calpella Limited	2	10	—	100	Property Investment
Care & Services Company Limited	15,000,000	1	—	54	Elderly Care Services
Cheer Best Enterprises Limited	2	1	100	100	Property Investment
Cheong Sing Company Limited	10,000	1	100	100	Property Investment
City Team Development Limited	1,000,000	1	—	81	Property Investment
Crown Field Properties Limited	10	1	—	70	Property Investment
Dragon Crest Limited	2	1	—	100	Property Investment
Extensive Trading Company Limited	8,500,000	1	—	54	Trading of Building Materials
	1,500,000*	1	—	—	
Far East Engineering Services Limited	766,714	10	—	54	Mechanical and Electrical Engineering
	233,288*	10	—	—	
Fook Hong Enterprises Company Limited	10,000	100	100	100	Property Investment
General Security (H.K.) Limited	8,402	100	—	54	Security Services
	11,600*	100	—	—	
Gold Queen Limited	5,000	1	100	100	Property Investment
Gradex Limited	2	1	—	100	Property Investment
Grand Hyatt Hong Kong Company Limited	1,000	1	—	64	Hotel Operation
Happy Champion Limited	2	1	100	100	Investment Holding
Head Step Limited	2	1	100	100	Property Investment
Hip Hing Construction (China) Company Limited	100,001	100	—	54	Construction
	1*	100	—	—	
Hip Hing Construction Company Limited	400,000	100	—	54	Construction and Civil Engineering
	600,000*	100	—	—	
Hong Kong Convention and Exhibition Centre (Management) Limited	3	1	—	54	Management of HKCEC
	1*	1	—	—	
Hong Kong Island Development Limited	33,400,000	5	6	100	Property Investment
Hong Kong Island Landscape Company Limited	980,000	10	—	54	Landscaping and Project Contracting
	20,000*	10	—	—	
Hong Kong New World Department Store Company Limited	968,153,000	1	100	100	Department Stores Operation
Honour Shares Limited	100	1	—	100	Investment Holding
International Property Management Limited	450,000	10	—	54	Property Management
	95,500*	10	—	—	
Joint Profit Limited	2	1	100	100	Property Investment
Kamking Limited	2	1	100	100	Property Investment
Keen Sales Limited	2	1	—	54	Investment Holding
	2*	1	—	—	
Kentfull Contracting Limited	10	1	—	38	Interior Decoration Contracting
	5,000,000*	1	—	—	
Kin Kiu Enterprises Limited	10,000	1,000	100	100	Investment Holding
King Lee Investment Company Limited	300	1,000	100	100	Investment Holding

36 Principal Subsidiaries (continued)

As at 30 June 2003

	Share capital issued# Number	Par value per share HK$	Percentage of equity shares held By the Company	By the Group	Principal activities
Incorporated and operated in Hong Kong (continued)					
Kiu Lok Service Management Company Limited	2	100	—	54	Property Management
	1,002*	100	—	—	
Kiwi Kleeners Limited	1,000	100	—	54	Trading of Linen
Kleaners Limited	5,000,000	1	—	54	Laundry Services
Koon Soon Limited	2	1	—	100	Property Investment
Lingal Limited	1,800	1	—	70	Investment Holding
	200*	1	—	—	
Loyalton Limited	2	10	—	100	Property Investment
Macdonnell Hostel Company Limited	2	1	100	100	Hostel Management and Operation
Mega Choice Holdings Limited	100	1	80	80	Property Investment
Millennium Engineering Limited	18,750,000	1	—	49	Supply and Installation of Aluminium Windows and Curtain Wall
New China Laundry Limited	40,000,002	1	—	54	Laundry Services
	704,000*	1	—	—	
New Town Project Management Limited	2	1	100	100	Project Management
New Waly Interior Products Limited	1,000,000	1	—	38	Trading of Interior Products
New World Department Stores Limited	2	1	—	100	Management Services to Department Stores
New World Development (China) Limited	2	1	—	70	Investment Holding
	2*	1	—	—	
New World Finance Company Limited	200,000	100	100	100	Financial Services
New World Harbourview Hotel Company Limited	1,000	1	—	64	Hotel Operation
New World Hotel Company Limited	40,000,000	1	—	64	Hotel Operation
New World Insurance Services Limited	1,000,000	1	—	54	Insurance Brokerage Service
New World Investments Limited	2	1	100	100	Property Investment
New World Nominee Limited	2	100	100	100	Nominee Services
New World PCS Limited	1,000,000	1	—	100	Mobile Telecommunication Services
New World Real Estate Agency Limited	2	1	100	100	Estate Agency
New World Tacko (Xian) Limited	10,000	1	—	45	Investment Holding
New World Telephone Holdings Limited	200	1	100	100	Investment Holding
New World Telecommunications Limited (formerly New World Telephone Limited)	2	1	—	100	Telecommunication Services
New World Tower Company Limited	2	10	—	100	Property Investment
NWD (Hotels Investments) Limited	576,000,000	0.25	—	64	Investment Holding
NWD Finance Limited	2	1	100	100	Financial Services
NWS (Finance) Limited	2	1	—	54	Financial Services
Ngo Kee Construction Company Limited	270,000	100	—	54	Building and Construction
	1**	1	—	54	
Onfill Company Limited	2	1	100	100	Property Investment
Outboard Marine Corporation Asia Limited	64,133,565	1	—	100	Property Investment
Paterson Plaza Properties Limited	10,000	1	—	100	Property Investment
Peterson Investment Company Limited	10,000	1	100	100	Property Investment
Pollution & Protection Services Limited	18,057,780	1	—	54	Cleaning Services
	500,020*	1	—	—	
Polytown Company Limited	2	10	—	54	Property Investment
	100,000*	10	—	—	
Pontiff Company Limited	10,000,000	1	—	100	Property Investment
Pridemax Limited	2	1	—	100	Property Investment
Ready City Limited	200	1	—	54	Investment Holding
Sky Connection Limited	100	1	—	100	Duty-Free, Liquor and Tobacco Sales
Spotview Development Limited	10,000	1	—	100	Property Investment
Tai Yieh Construction & Engineering Company Limited	40,000	1,000	—	54	Construction and Civil Engineering
	10,000*	1,000	—	—	
Tao Yun Company Limited	2	10	—	100	Property Investment

36 Principal Subsidiaries (continued)

As at 30 June 2003

	Share capital issued# Number	Par value per share HK$	Percentage of equity shares held By the Company	By the Group	Principal activities
Incorporated and operated in Hong Kong (continued)					
Team Deco International Limited	2	1	—	54	Interior Design
Trade Port Enterprises Limited	2	1	100	100	Investment Holding
Trend Island Limited	2	1	—	70	Investment Holding
True Hope Investment Limited	4,998	1	—	54	Investment Holding
	2*	1	—	—	
Tridant Engineering Company Limited	34,400,000	1	—	54	Mechanical and Electrical Engineering and Trading
	15,600,000*	1	—	—	
Trump Champion Limited	2	1	—	100	Property Investment
Try Force Limited	4,998	1	—	54	Investment Holding
	2*	1	—	—	
Tsuen Wan Properties Limited	200	100	—	100	Property Investment
Uniformity Security Company Limited	2	100	—	54	Security Services
	2,500*	100	—	—	
Urban Parking Limited	10,000,000	1	—	54	Carpark Management
Urban Property Management Limited	49,995,498	1	—	54	Property Management
	4,502*	1	—	—	
Vibro (HK) Limited	20,000,004	3	—	54	Piling and caisson and Civil Engineering
Wai Hong Cleaning & Pest Control Company Limited	400,000	100	—	54	Cleaning and Pest Control Services
Waking Builders Limited	20,000	1,000	—	54	Construction
Waygent Investment Limited	2	1	100	100	Property Investment
World Empire Property Limited	2	1	100	100	Property Investment
Young's Engineering Company Limited	4,000,000	10	—	54	Air Conditioning and Electrical Engineering
Incorporated in Cayman Islands and operated in Hong Kong					
New World China Land Limited	1,481,944,294	HK$0.10	68	70	Investment Holding
NW China Homeowner Development Limited	5,363,925	US$0.01	—	70	Investment Holding
New World Infrastructure Limited	952,180,007	HK$1	—	54	Investment Holding
NWS Service Management Limited (formerly New World Services Limited)	1,323,943,165	HK$0.10	—	54	Investment Holding
Incorporated and operated in the Philippines					
New World International Development Philippines, Inc.	6,988,016	Peso100	—	27	Hotel Operation

\# Represented ordinary share capital, unless otherwise stated

* Non-voting deferred shares

** Non-voting preference shares

36 Principal Subsidiaries (continued)

As at 30 June 2003

	Registered capital/ Share capital issued Amount/Number	Par value per share	Attributable interest (Note a) To the Company	To the Group	Principal activities
Incorporated and operated in the People's Republic of China					
Beijing Autotech Service Co., Ltd.	US$2,550,000	—	—	100	Auto Repair Centre
Beijing Lingal Real Estates Development Co., Ltd.	US$13,000,000	—	—	70	Property Investment
Dalian New World Plaza International Co., Ltd.	Rmb58,000,000	—	—	61	Property Investment
Fung Seng Estate Development (Shanghai) Co., Ltd.	US$10,000,000	—	—	49	Property Investment
Gaoming Xinming Bridge Limited	Rmb60,000,000	—	—	44	Operation of Toll Bridge
Guangdong Xinzhaogao Highways Company, Limited	Rmb80,000,000	—	—	38	Operation of Toll Road
Guangxi Beiliu Xinbei Highways Limited	Rmb99,200,000	—	—	33	Operation of Toll Road
Guangxi Cangwu Xincang Highways Limited	Rmb64,000,000	—	—	38	Operation of Toll Road
Guangxi Rongxian Xinrong Highways Limited	Rmb82,400,000	—	—	38	Operation of Toll Road
Guangxi Yulin Xintong Highways Limited	Rmb64,000,000	—	—	33	Operation of Toll Road
Guangxi Yulin Xinye Highways Limited	Rmb63,800,000	—	—	33	Operation of Toll Road
Guangxi Yulin Xinyu Highways Limited	Rmb96,000,000	—	—	33	Operation of Toll Road
Guangzhou Metropolitan Properties Co., Ltd.	HK$140,000,000	—	100	100	Property Investment
Guangzhou New World Properties Development Co., Ltd.	HK$170,000,000	—	100	100	Property Investment
Guangzhou Xinhuachen Real Estate Co., Ltd.	Rmb200,000,000	—	—	70	Property Investment
Guangzhou Xin Hua Jian Real Estate Co., Ltd.	Rmb244,000,000	—	—	70	Property Investment
Guangzhou Xin Yi Development Limited	HK$286,000,000	—	—	63	Property Investment
Nanjing Huawei Real Estate Development Co., Ltd.	US$12,000,000	—	—	64	Property Investment
New World Anderson (Tianjin) Development Co., Ltd.	US$10,000,000	—	—	70	Property Investment
New World Development (Wuhan) Co., Ltd.	US$12,000,000	—	—	70	Property Investment
New World (Shenyang) Property Development Limited	Rmb97,720,000	—	—	63	Property Investment
Ningbo New World Department Store Limited	Rmb40,000,000	—	—	100	Department Store Operation
Ningbo Firm Success Consulting Development Company Limited	US$5,000,000	—	—	100	Investment Holding
Qingyuan Xincheng Highways Limited	Rmb72,000,000	—	—	44	Operation of Toll Road
Shanghai Heyu Properties Co., Ltd.	US$12,000,000	—	—	45	Property Investment
Shanghai Juyi Real Estate Development Co., Ltd.	Rmb350,000,000	—	—	49	Property Investment
Shanghai Mayfair Hotel Co., Ltd	Rmb8,000,000	—	—	45	Hotel Operation
Shanghai Ramada Plaza Ltd.	US$34,000,000	—	—	43	Property Investment and Hotel Operation
Shanxi Xinda Highways Limited	Rmb49,000,000	—	—	48	Operation of Toll Road
Shanxi Xinhuang Highways Limited	Rmb56,000,000	—	—	48	Operation of Toll Road
Shenyang New World Department Store Limited	Rmb30,000,000	—	—	100	Department Store Operation
Shenzhen New World Xianglong Network Technology Company Limited	Rmb200,000,000	—	—	54	Exploration of Wireless Telecommunication Network
Shenzhen New World Xianglong Technology Development Company Limited	Rmb100,000,000	—	—	54	Exploration of Wireless Telecommunication Network
Shenzhen Topping Real Estate Development Co., Ltd.	HK$182,000,000	—	—	63	Property Investment
Sun Long Communication Co., Ltd.	Rmb100,000,000	—	—	54	Provision of telecommunication related services
Suzhou Huisu International Container Freight Wharfs Co., Ltd.	US$3,750,000			40	Container Handling, Warehousing and Road Freight Operation
Taiyuan Xintai Highways Limited	Rmb72,120,000	—	—	48	Operation of Toll Road
Taiyuan Xinyuan Highways Limited	Rmb85,880,000	—	—	48	Operation of Toll Road
Tianjin New World Department Store Limited	US$5,000,000	—	—	100	Department Store Operation
Wuhan Bridge Construction Co., Limited	502,850,000	Rmb1	—	27	Operation of Toll Bridges
Wuhan New Eagle Development Company Limited	US$10,000,000	—	—	95	Property Investment
Wuhan New Eagle Properties Co., Limited	US$2,830,000	—	—	67	Property Investment
Wuxi New World Department Store Limited	US$5,000,000	—	—	100	Department Store Operation
Wuzhou Xinwu Highways Company Limited	Rmb72,000,000	—	—	24	Operation of Toll Road
Xiamen New World Xiangyu Warehouse & Processing Zone Limited	US$5,000,000	—	—	54	Development of Warehousing, Processing and Logistics Facilities

36 Principal Subsidiaries (continued)

As at 30 June 2003

	Registered capital/ Share capital issued Amount/Number	Par value per share	Attributable interest (Note a) To the Company	To the Group	Principal activities
Incorporated and operated in the People's Republic of China (continued)					
Xiamen Xinyuan Container Terminal Co., Ltd.	Rmb17,000,000	—	—	38	Cargo Consolidation, Container Storage, Repairs and Maintenance
Yunfu Xinxing Highways Limited	Rmb30,000,000	—	—	30	Operation of Toll Road
Zhaoqing Deqing Xinyue Highways Limited	Rmb34,000,000	—	—	35	Operation of Toll Road
Zhaoqing Xinde Highways Company, Limited	Rmb165,867,000	—	—	24	Operation of Toll Road
Zhaoqing Xinfeng Highways Company, Limited	Rmb94,000,000	—	—	24	Operation of Toll Road
Zhaoqing Xingao Highways Company, Limited	Rmb54,000,000	—	—	22	Operation of Toll Road
Zhaoqing Xinhui Highways Company, Limited	Rmb103,500,000	—	—	27	Operation of Toll Road
Zhaoqing Xinning Highways Company, Limited	Rmb90,000,000	—	—	30	Operation of Toll Road

Note:

(a) percentage of equity interest, in the case of equity joint ventures or joint stock limited company or profit sharing percentage, in the case of co-operative joint ventures.

	Share capital issued Number	Par value per share	Percentage of equity shares held By the Company	By the Group	Principal activities
Incorporated in Bermuda and operated in Hong Kong					
NWS Holdings Limited (formerly Pacific Ports Company Limited)	1,780,759,001	HK$1	—	54	Investment Holding
Incorporated in British Virgin Islands					
Eddington Holdings Limited	100	US$1	—	82	Investment Holding
Ever Brisk Limited	1	US$1	—	70	Investment Holding
Fine Reputation Incorporated	10,000	US$1	100	100	Investment Holding
Hing Loong Limited	10,000	US$1	100	100	Investment Holding
Hinto Developments Limited	1	US$1	—	70	Investment Holding
Lotsgain Limited	100	US$1	—	54	Investment Holding
Magic Chance Limited	1	US$1	—	70	Investment Holding
Master Services Limited	1,000,000	US$0.01	—	33	Investment Holding
New World BioSciences Holdings Limited	1	US$1	—	100	Investment Holding
New World Capital Finance Limited	1	US$1	100	100	Financial Services
New World Enterprise Holdings Limited	1	US$1	100	100	Investment Holding
New World First Bus Services Limited	10,000,000	HK$1	—	54	Bus Services
New World First Ferry Services Limited	1	US$1	—	54	Ferry Services
New World First Ferry Services (Macau) Limited	1	US$1	—	54	Ferry Services
New World First Holdings Limited	10,000,000	HK$1	—	54	Investment Holding
New World Hotels (Corporation) Limited	1	US$1	—	64	Investment Holding
New World Industrial Holdings Limited	1	US$1	—	100	Investment Holding
New World LifeTech Limited	100	US$1	—	80	Investment Holding
New World Telephone International Limited	100	US$1	—	100	Provision of Telecommunication Services
New World Venture Holdings Limited	1	US$1	—	100	Investment Holding
NWS Infrastructure Management Limited	1	US$1	—	54	Investment Holding
NWS Ports Management Limited	1	US$1	—	54	Investment Holding
Park New Astor Hotel Limited	101	US$1	—	100	Property Investment
Radiant Glow Limited	1	US$1	—	70	Investment Holding
Sea Walker Limited	1	US$1	100	100	Investment Holding
Sparkling Rainbow Limited	1	US$1	—	70	Investment Holding
Steadfast International Limited	2	US$1	100	100	Investment Holding
Sweet Prospects Enterprises Limited	1	US$1	—	70	Investment Holding
True Blue Developments Limited	1	US$1	—	70	Investment Holding
Twin Glory Investments Limited	1	US$1	—	70	Investment Holding

37 Principal Associated Companies

As at 30 June 2003

	Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share HK$	By the Company	By the Group	
Incorporated and operated in Hong Kong					
Birkenhead Property & Investment Limited	1,200,000	1	—	50	Property Investment
CSX World Terminals Hong Kong Limited	55,000'A'	1	—	—	Operation of Container
	5,000'B'	1	—	18	Terminal
Estoree Limited	500'A'	10	—	—	
	500'B'	10	—	50	
	9,000'C'*	10	—	—	Property Investment
Ever Light Limited	1,000	1	40	40	Property Investment
Global Perfect Development Limited	1,000,000	1	—	35	Investment Holding
Global Winner Limited	2	1	—	50	Property Investment
Kentfull Engineering Company Limited	10,000	1	—	23	Building Construction
Pure Jade Limited	1,000	1	—	20	Property Investment
Quon Hing Concrete Company Limited	200,000	100	—	27	Production and Sales of Concrete
Ranex Investment Limited	100	1	—	10	Property Trading
Shun Tak Centre Limited	1,000	100	—	29	Property Investment
Silverland Limited	4	1	50	50	Property Investment
Sun City Holdings Limited	8,000,000	1	—	21	Investment Holding
Tengis Limited	2	10	—	12	Share Registration, Company Secretarial Services
Yargoon Company Limited	150,000	100	—	23	Stone Quarrying
Incorporated and operated in the United States of America					
Athena Database, Inc.	35,000,000β	—	—	—	Development of database application tools
	15,000,000+	—	—	54	
CyberLancet Corporation	50,000,000β	—	—	—	Development of Internet
	21,000,000+	—	—	54	Technology
CyberNova Corporation	31,000,000β	—	—	—	Development of Cable Modem
	20,000,000+	—	—	54	
PrediWave Corporation	35,000,000β	—	—	—	Development of Video-on-
	15,000,000+	—	—	54	demand Technology
S.T.U.B. SATertainment, Inc.	60,000,000β	—	—	—	Distribution of satellite products
	40,000,000+	—	—	54	
TechStock, Inc.	30,000,000β	—	—	—	Investment Holding
	20,000,000+	—	—	54	
Visionaire Technology Corporation	34,000,000β	—	—	—	Technology Investment
	15,000,000+	—	—	54	Holding
WarpEra Corporation	42,000,000β	—	—	—	Development of Computer
	18,000,000+	—	—	54	Hardware and Software

37 Principal Associated Companies (continued)

As at 30 June 2003

	Registered capital/ Share capital issued#		Percentage of equity shares held		Principal activities
	Number	Par value per share	By the Company	By the Group	
Incorporated and operated in Thailand					
Ploenchit Arcade Company Limited	20,000	Baht10,000	—	13	Hotel Investment
Incorporated in British Virgin Islands					
Faith Yard Property Limited	2	US$1	—	35	Property Investment
Fortune Star Worldwide Limited	100	US$1	—	28	Investment Holding
Grand Make International Limited	100	US$1	—	31	Investment Holding
New Dragon Asia Food Limited	1	US$1	—	32	Investment Holding
New QU Energy Limited	65,000,000ß	—	—	—	Development and Production
	35,000,000+	—	—	35	of Heat Transfer Devices
Newton Asia Limited	2	US$1	50	50	Property Investment
Incorporated and operated in the People's Republic of China					
Shangdong Unison Bioengineering Co., Ltd.	Rmb5,000,000	—	—	35	Chinese Herbal
Shanghai New World Huai Hai Property Development Co., Ltd.	US$108,500,000	—	—	31	Property Investment
Incorporated in Bermuda and operated in Hong Kong					
Kwoon Chung Bus Holdings Limited	393,906,000	HK$0.10	—	16	Investment Holding
Tai Fook Securities Group Limited	473,637,699	HK$0.10	—	11	Investment Holding
Wai Kee Holdings Limited	784,674,034	HK$0.10	—	15	Investment Holding

\# Represented ordinary shares, unless otherwise stated.

* Non-voting deferred ordinary shares

** Non-cumulative non-voting redeemable preference shares

ß Common stocks

\+ Series A preferred stocks

38 Principal Jointly Controlled Entities

As at 30 June 2003

	Registered capital	Attributable interest Ω To the Company	Attributable interest Ω To the Group	Principal activities
Incorporated and operated in the People's Republic of China				
Equity Joint Ventures				
Beijing Orient Mosler Security Technology Co., Ltd.	US$2,000,000	—	35	Security System
Guangzhou Oriental Power Co., Limited	Rmb990,000,000	—	14	Generation and Supply of Electricity
Guangzhou Pearl River Power Co., Limited	Rmb420,000,000	—	27	Generation and Supply of Electricity
Hong Kong Jing-Guang Development Ltd	HK$1,000,000	—	23	Hotel Operation
CSX Orient (Tianjin) Container Terminals Co., Limited	US$29,200,000	—	13	Operation of Container Terminal
Shanghai Jianmei Property Development Co., Ltd	US$10,000,000	—	21	Property Investment
Shenyang New World Lumingchun Building Co., Limited	Rmb68,000,000	—	49	Hotel Operation
Xiamen Xiang Yu Quay Co., Ltd.	Rmb384,040,000	—	27	Container Handling and Storage and Road Freight Operations
Yixing United Ceramics Company Ltd.	US$16,360,000	—	48	Ceramics Tiles Manufacturing
Co-operative Joint Ventures				
Beijing-Zhuhai Expressway Guangzhou-Zhuhai Section Co., Limited	Rmb580,000,000	—	14	Operation of Toll Road
Beijing Chong Wen-New World Properties Development Co., Limited	US$104,100,000	—	49	Property Investment
Beijing Chong Yu Real Estate Development Co., Limited	US$81,840,000	—	49	Property Investment
China New World Electronics Limited	US$57,000,000	—	49	Property Investment
Dongguan New World Garden Trade Construction Co., Limited	US$12,000,000	—	26	Property Investment
Dongguan New World Square Trade Construction Co., Limited	US$12,000,000	—	26	Property Investment
Guangzhou Cosmart Estate Development Limited	HK$48,000,000	—	42	Property Investment
Guangzhou Fong Chuen New World Properties Development Co., Limited	Rmb330,000,000	—	42	Property Investment
Guangzhou Fucheng Property Development Co., Limited	HK$80,000,000	—	42	Property Investment
Guangzhou Northring Freeway Company Limited	US$19,255,000	—	36	Operation of Toll Road
Huishen (Yantian) Expressway Huizhou Company Limited	Rmb39,000,000	—	18	Operation of Toll Road
Huizhou City Hui-Ao Roadway Company Limited	Rmb75,000,000	—	27	Operation of Toll Road
Huizhou City Huixin Expressway Company Limited	Rmb34,400,000	—	27	Operation of Toll Road
New Bei Fang Hotel Ltd.	US$1,200,000	—	42	Property Investment
Neworgen Limited	US$6,000,000	—	31	Development of Biochemical Technology
Shanghai Trio Property Development Co., Limited	US$75,000,000	—	33	Property Investment
Shenzhen Top One Real Estate Development Co., Ltd.	HK$60,000,000	—	49	Property Investment
Shunde De Sheng Power Plant Company Limited	US$86,230,000	—	32	Operation of Power Plant
Sichuan Qianwei Dali Power Company Limited	US$30,000,000	—	32	Generation and Supply of Electricity
Tianjin New World Properties Development Co., Ltd.	US$12,000,000	—	70	Property Investment
Tangjin Expressway (Tianjin North Section)				
Tianjin Xinlu Expressway Company Limited	Rmb99,092,000	—	49@	Operation of Toll Road
Tianjin Xindi Expressway Company Limited	Rmb93,688,000	—	49@	Operation of Toll Road
Tianjin Xinlong Expressway Company Limited	Rmb99,400,000	—	49@	Operation of Toll Road
Tianjin Xinming Expressway Company Limited	Rmb85,468,000	—	49@	Operation of Toll Road
Tianjin Xinqing Expressway Company Limited	Rmb99,368,000	—	49@	Operation of Toll Road
Tianjin Xinquan Expressway Company Limited	Rmb92,016,000	—	49@	Operation of Toll Road
Tianjin Xinsen Expressway Company Limited	Rmb87,300,000	—	49@	Operation of Toll Road
Tianjin Xinshi Expressway Company Limited	Rmb99,388,000	—	49@	Operation of Toll Road
Tianjin Xinsi Expressway Company Limited	Rmb96,624,000	—	49@	Operation of Toll Road
Tianjin Xintong Expressway Company Limited	Rmb99,448,000	—	49@	Operation of Toll Road
Tianjin Xintuo Expressway Company Limited	Rmb99,316,000	—	49@	Operation of Toll Road
Tianjin Xinxiang Expressway Company Limited	Rmb90,472,000	—	49@	Operation of Toll Road
Tianjin Xinyan Expressway Company Limited	Rmb89,028,000	—	49@	Operation of Toll Road
Tianjin Xinzhan Expressway Company Limited	Rmb89,392,000	—	49@	Operation of Toll Road
Wuhan Airport Road Development Limited	Rmb60,000,000	—	22	Operation of Toll Road
Wuhan Taibei & New World Hotel Co., Ltd.	US$14,160,000	—	35	Hotel Operation
Wuhan Wuxin Hotel Co., Ltd.	US$13,500,000	—	42	Property Investment
Wuhan Xinhan Development Co., Limited	Rmb55,000,000	—	35	Property Investment
Wuxi New City Development Co., Limited	US$10,040,000	—	26	Hotel Operation

Ω percentage of equity interest, in the case of equity joint ventures or joint stock limited company or profit sharing percentage, in the case of co-operative joint ventures.

@ Represented cash sharing ratio for the first 15 years of the joint venture period, thereafter the ratio will change to 60%.

38 Principal Jointly Controlled Entities (continued)

As at 30 June 2003

	Number	Share capital issued# Par value per share HK$	Percentage of equity shares held By the Company	By the Group	Principal activities
Incorporated and operated in Hong Kong					
Company Limited By Shares					
Asia Container Terminals Limited	1,000	1	—	13	Development and Operation of Container Terminal
Asian Success Investments Limited	900	1	—	33	Property Investment
ATL Logistics Centre Hong Kong Limited	100,000'A'	1	—	30	
	20,000'B'**	1	—	43	Operation of Cargo Handling and
	39,000*	1	—	—	Storage Facilities
	15,918***	1	—	—	
Best Link Development Limited	20	1	—	50	Property Investment
Direct Profit Development Limited	200,000	0.05	—	15	Property Investment
Far East Landfill Technologies Limited	1,000,000	1	—	25	Landfill
Gloryland Limited	900	1	—	33	Property Trading
Grace Sign Limited	1,000	1	—	30	Property Investment
Istaron Limited	4	1	—	32	Investment Holding
Jade Gain Enterprises Limited	100	1	—	45	Property Investment
Kunming Fulintang Pharmaceutical Co., Ltd.	Rmb50,000,000	—	—	46	Pharmaceutical Chain Stores
Newfoundworld Limited	200,000	10	—	20	Property Trading
Ocean Champion Development Limited	10,000	1	—	50	Property Investment
Sheenity Enterprises Limited	10,000	1	—	50	Property Investment
Super Lion Enterprises Limited	2	1	50	50	Property Investment
Supertime Holdings Limited	100	1	—	27	Property Investment
Tate's Cairn Tunnel Company Limited	1,100,000	0.01	—	16	Operation of Toll Tunnel
	600,000,000*	1	—	—	
Wise Come Development Limited	30	1	—	40	Property Investment
Incorporated in British Virgin Islands and operated in the People's Republic of China					
Holicon Holdings Limited	2	US$1	—	50	Property Development
Jaidan Profits Limited	2	US$1	—	50	Property Development
Jorvik International Limited	2	US$1	—	50	Property Development
Orwin Enterprises Limited	2	US$1	—	50	Property Development
Cyber China Inc.	100	US$1	—	35	Investment Holding
Incorporated in British Virgin Islands					
Quick Wealth Investment Limited	100	US$1	—	32	Investment Holding
Right Choice International Limited	200	US$1	—	28	Property Investment
Incorporated and operated in Malaysia					
Great Union Properties Sdn. Bhd.	100,000,000	M$1	—	38	
	10,000,000^	M$0.10	—	38	Property Investment
T & T Properties Sdn. Bhd.	9,500,000	M$1	—	33	Property Investment
Incorporated in Hong Kong and operated in Macau and the People's Republic of China					
Sino-French Holdings (Hong Kong) Limited	1,086,280'A'	HK$100	—	—	Investment Holding,
	2,089,000'B'	HK$100	—	27	Operation of Water and
	1,002,720'C'	HK$100	—	—	Electricity Plants

\# Represented ordinary shares, unless otherwise stated.

* Non-voting deferred ordinary shares.

** Non-voting preference shares.

*** Non-voting deferred preference shares.

^ Redeemable cumulative preference share.

General Terms

ACT	Asia Container Terminals Limited
ATL	ATL Logistics Centre Hong Kong Limited
CEPA	Closer Economic Partnership Agreement
CSXWT Hong Kong	CSX World Terminals Hong Kong Limited
Forex	Foreign exchange
FY	Fiscal year, 1 July to 30 June
GDP	Gross domestic product
GFA	Gross floor area
GNRR	Guangzhou City Northern Ring Road
Group	New World Development Company Limited and its subsidiary companies
Hip Hing or Hip Hing Construction	Hip Hing Construction Company Limited
HK	Hong Kong
HKCEC	Hong Kong Convention & Exhibition Centre
HK$	Hong Kong dollar(s), the lawful currency of Hong Kong
HK$Bil or HK$ Billion	billion of Hong Kong Dollars
HK$Mil or HK$ million or HK$m	million of Hong Kong Dollars
IDD	International Direct Dialing services
KCR	Kowloon Canton Railway
KLN	Kowloon
MTR	Mass Transit Railway
na	not applicable
New World or NWD	New World Development Company Limited
N.T.	New Territories
NWCEP or New World China Enterprises	New World China Enterprises Projects Limited
NWCL or New World China Land	New World China Land Limited
NWDS or New World Department Stores	New World Department Stores Holdings Limited
NWFB or New World First Bus	New World First Bus Services Limited
NWFF or New World First Ferry	New World First Ferry Services Limited
NWI or New World Infrastructure	New World Infrastructure Limited
NWM or New World Mobility	New World Mobility Limited
NWS or New World Services	New World Services Limited
NWSH or NWS Holdings	NWS Holdings Limited
NWT or New World Telecommunications	New World Telecommunications Limited
PPC	Pacific Ports Company Limited
PRC or Mainland China	The People's Republic of China
PSPS	Private Sector Participation Scheme
Rd	Road
RMB	the lawful currency of The People's Republic of China
SARS	Severe Acute Respiratory Syndrome
TBD	To be determined
TMT	Telecommunications, media and Technology
UPML	Urban Property Management Limited
US	The United States of America
US$	United States dollar(s), the lawful currency of the United States
WTO	World Trade Organisation

Financial Terms

ARPU	Average Revenue per user per month
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
Gearing Ratio	$\frac{\text{Net Book Debt}}{\text{Shareholders' funds}}$
(Loss)/earnings Per Share or EPS	$\frac{\text{(Loss)/profit attributable to shareholders}}{\text{Weighted average number of shares in issue during the year}}$
Net Debt	The aggregate of bank loans, other loans, overdrafts, convertible bonds and finance leases less cash and bank balances
Total Capitalisation	The aggregate of shareholders' funds, Total Debts and loans from minority shareholders
Total Debts	Net Debts plus cash and bank balances
Total Debts to Capitalisation Ratio	$\frac{\text{Total Debts}}{\text{Total Capitalisation}}$

Technical Terms

CJV	Co-operative joint venture
EJV	Equity joint venture
IPLC	International Private Leased Circuit
JCE	Jointly controlled entities
WFE or FWOE	Wholly foreign-owned enterprises

Measurements

km	kilometre(s)
m^3	cubic metre
Mbps	Million bits per second
MW	megawatt(s), equal to 1,000kW
sq. ft.	square feet
sq. m.	square metre
TEU or TEUs	Twenty-Foot Container Equivalent Unit

Consolidated Balance Sheet

	2003	2002	2001	2000	1999
	HK$m	HK$m	HK$m	HK$m	HK$m
		(As restated)	*(As restated)*		
Intangible assets	506.1	123.3	—	—	—
Fixed assets	38,134.2	41,046.1	46,082.9	44,556.3	39,912.5
Investments in associated companies, jointly controlled entities and other non current assets	40,093.7	44,405.0	41,324.1	45,756.7	41,454.2
Current assets	36,916.5	41,212.1	43,072.1	37,704.2	33,986.2
	115,650.5	126,786.5	130,479.1	128,017.2	115,352.9
Less: Current liabilities	23,578.3	31,091.5	24,265.5	17,506.3	18,322.5
	92,072.2	95,695.0	106,213.6	110,510.9	97,030.4
Share capital	2,219.5	2,166.4	2,134.0	2,114.1	2,127.8
Reserves	43,916.7	51,216.9	55,249.2	56,094.0	54,362.8
Proposed final dividend	—	216.6	213.4	211.4	319.2
Shareholders' funds	46,136.2	53,599.9	57,596.6	58,419.5	56,809.8
Minority interests	16,827.2	18,019.0	17,407.7	17,298.7	9,805.8
Mandatorily convertible bonds	—	—	1,162.2	1,162.2	3,864.6
Long term liabilities	29,027.9	24,013.2	30,022.3	33,611.9	26,526.4
Deferred taxation	80.9	62.9	24.8	18.6	23.8
	92,072.2	95,695.0	106,213.6	110,510.9	97,030.4

Consolidated Profit and Loss Account

	2003 HK$m	2002 HK$m	2001 HK$m	2000 HK$m	1999 HK$m
Turnover	21,056.3	22,874.6	24,382.4	20,535.2	17,527.1
Operating (loss)/profit before financing costs and income	(4,011.1)	3,102.6	1,770.7	2,638.6	2,134.9
Net financing costs	(1,486.2)	(1,402.6)	(1,538.5)	(1,485.1)	(840.3)
Share of results of associated companies and jointly controlled entities	306.4	565.1	885.5	774.2	1,351.0
(Loss)/profit before taxation	(5,190.9)	2,265.1	1,117.7	1,927.7	2,645.6
Taxation	(401.6)	(524.7)	(494.9)	(567.2)	(545.6)
(Loss)/profit after taxation	(5,592.5)	1,740.4	622.8	1,360.5	2,100.0
Minority interests	781.0	(465.0)	(576.4)	(1,145.5)	(771.6)
(Loss)/profit attributable to shareholders	(4,811.5)	1,275.4	46.4	215.0	1,328.4
Dividend per share (HK$)					
— interim	0.06	0.10	0.10	0.10	0.15
— final	—	0.10	0.10	0.10	0.15
	0.06	0.20	0.20	0.20	0.30
(Loss)/earnings per share (HK$)					
— basic	(2.21)	0.60	0.02	0.10	0.65
— *diluted*	N/A	N/A	N/A	N/A	N/A

Certain comparative figures as at 30 June 2001 and 2002 have been restated as a result of the adoption of SSAP 34 (revised) "Employee benefits". However, no amendment has been made to the comparative figures for years ended prior to 30 June 2001 as such adjustments, if incorporated following SSAP 34 (revised), are not expected materially to affect the attributable profit and balance sheet items of the Group.

Board of Directors

* Dato' Dr. Cheng Yu-Tung *(Chairman)*

* Dr. Cheng Kar-Shun, Henry *(Managing Director)*

The Honourable Lee Quo-Wei

Lord Sandberg, Michael

Dr. Ho Tim

* Dr. Sin Wai-Kin, David

Cheng Yue-Pui

* Liang Chong-Hou, David

Yeung Ping-Leung, Howard

Dr. Cha Mou-Sing, Payson

Cheng Kar-Shing, Peter

Leung Chi-Kin, Stewart

Chan Kam-Ling

Chow Kwai-Cheung

Cha Mou-Zing, Victor

(alternate director to Dr. Cha Mou-Sing, Payson)

* *Executive Directors*

Independent Non-executive Directors

Company Secretary

Leung Chi-Kin, Stewart

Auditors

PricewaterhouseCoopers

H.C. Watt & Company Limited

Solicitors

Yung, Yu, Yuen & Company

Woo, Kwan, Lee & Lo

Share Registrars and Transfer Office

Tengis Limited

Ground Floor, Bank of East Asia Harbour View Centre,

56 Gloucester Road, Wanchai, Hong Kong

Registered Office

30 Floor, New World Tower,

18 Queen's Road Central, Hong Kong

Tel: (852) 2523 1056

Fax: (852) 2810 4673

Principal Bankers

Bank of China

BNP Paribas

Citibank N.A.

DBS Bank

Hang Seng Bank

Industrial and Commercial Bank of China (Asia) Ltd.

Nanyang Commercial Bank

Sumitomo Mitsui Banking Corporation

Standard Chartered Bank

The Hongkong and Shanghai Banking Corporation

UFJ Bank

Stock Code

Hong Kong Stock Exchange 0017

Reuters 0017HK

Bloomberg 17HK

Investor Information

For more information about the Group, please contact the Corporate Communications Department at:

New World Development Company Limited,

30 Floor, New World Tower,

18 Queen's Road Central, Hong Kong

Tel: (852) 2131 6790

Fax: (852) 2131 0638

e-mail: newworld@nwd.com.hk

Website

www.nwd.com.hk

Chinese Version
The Chinese version of this Annual Report is available on request from New World Development Company Limited.

Where the English and the Chinese texts conflict, the English text prevails.

New World Development Company Limited

30/F., New World Tower, 18 Queen's Road Central, Hong Kong
Tel: (852) 2523 1056 Fax: (852) 2810 4673
www.nwd.com.hk